As filed with the Securities and Exchange Commission on July 26, 2006

Registration Number 333-112773

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 6 TO

FORM S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

LIBERMAN BROADCASTING, INC.

(Exact name of registrant as specified in its charter)

Delaware	4832	20-0888078
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1845 West Empire Avenue

Burbank, California 91504

(818) 563-5722

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

William S. Keenan

Chief Financial Officer

Liberman Broadcasting, Inc.

1845 West Empire Avenue

Burbank, California 91504

(818) 563-5722

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Joseph K. Kim, Esq. David J. Johnson, Jr., Esq. O’Melveny & Myers LLP 400 South Hope Street Los Angeles, California 90071-2899 Telephone: (213) 430-6000 Fax: (213) 430-6407	Cynthia A. Rotell, Esq. Latham & Watkins LLP 633 West Fifth Street, Suite 4000 Los Angeles, California 90071 Telephone: (213) 485-1234 Fax: (213) 891-8763

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (1)(2)	AMOUNT OF REGISTRATION FEE (3)
Class A Common Stock, $.001 par value	$150,000,000	$16,050

(1)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes shares which the underwriters have the option to purchase to cover over-allotments, if any.
(3)	The registrant has previously paid $23,313.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 26, 2006

             Shares

Liberman Broadcasting, Inc.

Class A Common Stock

We are selling              shares of Class A common stock and the selling stockholders are selling              shares of Class A common stock. We will not receive any of the proceeds from the shares of Class A common stock sold by the selling stockholders.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price of the Class A common stock is expected to be between $         and $         per share. We have applied to list our Class A common stock on The NASDAQ National Market under the symbol “LBIM.”

The underwriters have an option to purchase a maximum of              additional shares from us and certain of the selling stockholders to cover over-allotments of shares.

Investing in our Class A common stock involves risks. See “ Risk Factors” on page 8.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Liberman Broadcasting, Inc.	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

Delivery of the shares of Class A common stock will be made on or about             , 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse

The date of this prospectus is             , 2006.

LIBERMAN BROADCASTING, INC.

Radio and Television Stations in Large Hispanic Markets

Los Angeles, CA
Dallas, TX
San Diego, CA
Houston, TX

Radio

Los Angeles	Houston
KBUE–FM	KTJM–FM
KBUA–FM	KJOJ–FM
KEBN–FM	KQQK–FM
KWIZ–FM	KIOX–FM
KHJ–AM	KXGJ–FM
KVNR–AM	KQUE–AM
	KEYH–AM
Dallas	KSEV–AM
KNOR–FM	KJOJ–AM

Television

Los Angeles – KRCA
Houston – KZJL
Dallas – KMPX
San Diego – KSDX

Popular, Internally-Produced Programming

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

Until             , 2006 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

You should read the entire prospectus, including “Risk Factors” and our financial statements and related notes, before making an investment decision. Unless otherwise indicated, the information contained in this prospectus assumes that the underwriters’ over-allotment option is not exercised.

Our Company

We are one of the largest owners and operators of Spanish-language radio and television stations in the United States based on revenues and number of stations. We own 16 radio stations (ten FM and six AM) and four television stations in Los Angeles, Houston, Dallas-Fort Worth and San Diego, the first, fourth, sixth and thirteenth largest Hispanic markets in the United States, respectively, based on Hispanic television households. We operate radio and television stations in markets that comprise approximately 27% of the U.S. Hispanic population.

Our Los Angeles cluster consists of five Spanish-language radio stations, one AM radio station with time-brokered programming and a television station. Our Houston cluster consists of seven Spanish-language radio stations, two AM radio stations with time-brokered programming and a television station. Our Dallas-Fort Worth cluster consists of one radio station and one television station. We also own a television station serving San Diego. In addition, we operate a television production facility, Empire Burbank Studios, in Burbank, California that we use to produce most of our television programming, and we have television production facilities in Houston and Dallas-Fort Worth that allow us to produce programming in those markets as well.

Jose and Lenard Liberman, father and son, founded our company in 1987 and together have over 56 years of operating experience in the broadcasting industry. We view Jose Liberman as an industry pioneer having owned and operated the first Spanish-language FM station in the Los Angeles market in the mid-1970s. Lenard Liberman manages our day-to-day operations and, together with his father, has primary responsibility for our strategic direction. In addition, we have assembled a management team of industry veterans to direct our sales, programming and operations.

We seek to own and operate radio and television stations in the nation’s largest and most densely populated Hispanic markets. Our strategy is to increase revenue and cash flow in our markets by reformatting acquired stations with programming that is focused on the demographic composition of the market, providing creative advertising solutions for clients, executing targeted marketing campaigns to develop a local audience, offering promotions and product integration in our television shows and implementing strict cost controls. We have incurred net losses in three of our last five fiscal years and had outstanding indebtedness of $358.0 million at March 31, 2006. As a result of our substantial debt and the covenants included in our debt agreements, our ability to expand our business through capital expenditures, acquisitions and other means may be diminished. We plan to use approximately $75.6 million of the net proceeds from this offering to repay a portion of our outstanding debt.

Operating Strategy

The principal components of our operating strategy are set forth below:

Develop popular stations by targeting the local community.    We believe our ability to produce targeted programming to Hispanics living in the markets we serve gives us an advantage over most other Spanish-language broadcasters that develop and distribute their programming on a national basis, and as a result, we have generally been able to achieve and maintain strong station ratings in our markets.

Cross-promote our radio and television stations.    We utilize a portion of our commercial inventory time at both our radio and television stations to run advertisements promoting our other stations and programming, which helps us capitalize on our ratings and targeted audience of our stations with no incremental cash outlay.

Capitalize on our complementary radio and television stations to capture a greater share of advertising revenue.    We create cross-selling opportunities by offering our advertisers customized packages that allow them to cross-advertise on radio and television. We believe we have been effective at developing new television advertisers from traditional radio advertisers and new radio advertisers from traditional television advertisers.

Offer cost-effective advertising and value-added services to our advertisers.    By supporting advertisers’ media campaigns with creative promotions and offering our studio facilities to provide value-added services, we are able to cross-sell our broadcasting properties and attract new customers currently not advertising on radio or television.

Product integration allows us to differentiate ourselves from our competition.     Because we produce over fifty hours of internal programming for our television stations each week, we are able to integrate the products of our advertisers into our television shows. The ability to provide product integration to our television advertisers in our television programming is a significant competitive advantage given the growing popularity of imbedding advertisers’ products and services in television shows and the inability of many of our competitors, who do not internally produce their own programs, to provide such services.

Develop a diverse local advertiser base.     We believe that local advertisers are more responsive to Hispanic advertising opportunities in our markets and are less ratings sensitive and more recession resistant than national advertisers. Local advertising accounted for approximately 82% of our gross advertising revenue in 2005.

Utilize cost-effective television programming to drive cash flow growth.    Our television programming consists primarily of internally produced programming from 8:00 AM to 10:00 PM, which creates a compelling line-up for our television stations. If we acquire additional television stations, we will be able to further leverage our programming library across a broader base of stations, thereby potentially increasing our profitability.

Capitalize on our valuable programming library.    We recently have increased our production of television programming which should allow us to assemble a valuable programming library that can be exploited at limited additional cost through use on our other stations, syndication, DVDs and other formats.

Acquisition Strategy

Our acquisition strategy focuses on identifying and acquiring selected assets of radio and television stations in the largest, most densely populated and fastest growing U.S. Hispanic markets to build market-leading Hispanic radio and television clusters. While our previous acquisitions have been concentrated in California and Texas, we may acquire assets of radio and television stations in U.S. markets that we have yet to enter. We have built a long-term track record of acquiring and developing underperforming radio and television stations that has enabled us to achieve significant increases in our net revenue over the past decade. Since our founding in 1987, we have developed 16 Spanish-language, start-up radio and television stations by reformatting acquired stations with programming that is focused on the demographic composition of the market, providing creative advertising solutions for clients, executing targeted marketing campaigns to develop a local audience and implementing strict cost controls. For example, we entered the Houston market in March 2001 and within two and one-half years, we built the second-highest rated Hispanic radio station group and the second-highest rated Hispanic television station in that market.

Hispanic Market Opportunity

We believe the Hispanic community represents an attractive market for future growth. In 2004, the U.S. Hispanic population was the largest minority group in the United States. The U.S. Hispanic population grew 3.6% from July 2003 to July 2004, accounting for about one-half of all U.S. population growth during that period, and more than three times that of the total U.S. population, as reported by the U.S. Census Bureau. By 2010, the U.S. Hispanic population is expected to reach approximately 47.8 million people, or 16% of the total U.S. population, according to the U.S. Census Bureau.

In addition, advertisers have begun to direct more advertising dollars towards U.S. Hispanics and, consequently, Spanish-language radio and television advertising has grown approximately 12.1% in 2005, with Hispanic advertisement spending estimated to achieve a 10.3% compound annual growth rate from the years 2004 through 2009, according to “Economics of Hispanic Television in the United States” by Kagan Research. As advertisers continue to recognize the buying power of the U.S. Hispanic population, especially in areas where the concentration of Hispanics is very high and where a growing percentage of the retail purchases are made by Hispanic customers, we expect the gap in advertising rates between Spanish-language and English-language media to narrow.

Corporate Information

Liberman Broadcasting, Inc. was incorporated in Delaware on February 3, 2004. Before this offering, we intend to reincorporate our current parent entity, LBI Holdings I, Inc., a California corporation, into a Delaware corporation, by merging it with and into Liberman Broadcasting, with Liberman Broadcasting as the surviving entity. LBI Media Holdings, Inc., a Delaware corporation, and LBI Media, Inc., a California corporation, are each subsidiaries of LBI Holdings I. Upon the consummation of the merger, LBI Media Holdings, LBI Media and its subsidiaries will become subsidiaries of Liberman Broadcasting. Unless otherwise indicated, the information contained in this prospectus assumes the merger has taken place and Liberman Broadcasting refers to Liberman Broadcasting after the merger and LBI Holdings I before the merger. Our principal executive offices are located at 1845 West Empire Avenue, Burbank, California 91504 and our telephone number is (818) 563-5722.

The Offering

Class A common stock offered by:
Liberman Broadcasting	shares
Selling stockholders	shares

Total	shares

Common stock to be outstanding after this offering:
Class A common stock	shares
Class B common stock	shares

Total	shares

The number of shares of Class A common stock offered herein represents         % of the total shares of Class A common stock and     % of the total shares of common stock that will be outstanding immediately after this offering. The number of shares of Class A common stock to be outstanding after this offering assumes              shares of Class A common stock will be issued at the closing of this offering upon the exercise of all warrants outstanding immediately before the offering. It does not include any shares of Class A common stock that may be issued under deferred compensation arrangements with some of our employees and assumes the underwriters’ over-allotment option is not exercised. For more information on our deferred compensation arrangements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Deferred Compensation.”

Relative rights of Class A and Class B common stock

There will be two classes of common stock outstanding after this offering: Class A common stock and Class B common stock. Except with respect to voting and conversion, the rights of holders of Class A common stock and Class B common stock are the same. Each share of Class A common stock is entitled to one vote, and each share of Class B common stock is entitled to ten votes. Class A common stock and Class B common stock vote as a single class with respect to all matters submitted to a vote of stockholders. Each share of Class B common stock is convertible into one share of Class A common stock at the option of the holder. See “Description of Capital Stock.”

Shares of Class B common stock automatically convert into shares of Class A common stock on a share-for-share basis upon a transfer to anyone other than a permitted transferee. See “Description of Capital Stock—Common Stock.”

Upon completion of this offering, only Mr. Lenard Liberman and Mr. Jose Liberman will beneficially own shares of our Class B common stock. The Libermans will enter into an agreement before the completion of this offering whereby they will agree to vote their shares together with respect to certain matters. As a result, the Libermans will control approximately     % of our voting power after this offering.

Controlled company	We will be considered a “controlled company” under the rules of NASDAQ because Messrs. Jose and Lenard Liberman will control more than 50% of our voting power immediately after this offering. As a controlled company, we will not be required to have a majority of independent directors on our board or to have nomination and compensation committees. We will be required to maintain a fully independent audit committee within one year after this offering in accordance with the rules of the SEC. As a result of our status as a controlled company, our independent directors will not control our board of directors.

Use of proceeds	We expect to use the net proceeds from this offering for the repayment of a portion of our debt and for general corporate purposes.

Proposed NASDAQ National Market symbol	LBIM

Risk factors	See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in shares of our Class A common stock.

Summary Consolidated Financial and Other Data

The following table sets forth our summary historical consolidated financial data for the fiscal years ended December 31, 2001, 2002, 2003, 2004 and 2005 and as of March 31, 2006 and for the three months ended March 31, 2005 and 2006. The summary historical consolidated financial data for the fiscal years ended December 31, 2003, 2004 and 2005 were derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial data for the fiscal years ended December 31, 2001 and 2002 were derived from our audited consolidated financial statements not included in this prospectus. The summary consolidated financial data as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 were derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Operating results for the three months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the entire year ended December 31, 2006. This summary financial data should be read in conjunction with, and is qualified in its entirety by reference to, “Selected Historical Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	2001 As Restated	2002 As Restated	2003 As Restated	2004 As Restated	2005 As Restated	2005	2006
	(dollars in thousands, except per share amounts)
Consolidated Statement of Operations Data:
Net revenues:
Radio	$31,585	$39,311	$45,631	$44,780	$49,882	$9,632	$9,817
Television	28,072	31,685	38,406	46,655	47,620	10,905	12,425

Total net revenues	59,657	70,996	84,037	91,435	97,502	20,537	22,242
Operating expenses (exclusive of noncash employee compensation, depreciation and amortization, impairment of broadcast licenses and offering costs shown below)	26,744	33,782	41,347	47,081	51,416	11,823	12,965
Noncash employee compensation	1,398	3,642	2,226	2,924	(2,422)	(294)	275
Depreciation and amortization	8,673	3,131	3,510	5,125	7,164	1,488	1,632
Impairment of broadcast licenses	—	1,750	—	—	10,282	—	—
Offering costs	—	—	—	1,450	287	—	—

Total operating expenses	36,815	42,305	47,083	56,580	66,727	13,017	14,872

Operating income	22,842	28,691	36,954	34,855	30,775	7,520	7,370
Interest expense, net	(32,560)	(44,739)	(30,442)	(35,726)	(28,018)	(7,231)	(9,428)
Gain on sale of investments	—	—	—	—	13	—	—
(Loss) gain on sale of property and equipment	—	(388)	(4)	2	(3)	—	—

(Loss) income before income taxes and cumulative effect of accounting change	(9,718)	(16,436)	6,508	(869)	2,767	289	(2,058)
Income tax expense	(81)	(42)	19	(982)	(123)	(39)	(51)

Loss (income) before cumulative effect of accounting change	(9,799)	(16,478)	6,527	(1,851)	2,644	250	(2,109)
Cumulative effect of accounting change	—	(8,106)	—	—	—	—	—

Net (loss) income	$(9,799)	$(24,584)	$6,527	$(1,851)	$2,644	$250	$(2,109)

Net (loss) income per share:
Basic	$(48,993)	$(122,920)	$32,630	$(9,259)	$13,218	$1,249	(10,541)
Diluted	$(48,993)	$(122,920)	$30,496	$(9,259)	$12,354	$1,167	(10,541)
Weighted average shares outstanding used to compute net (loss) income per share:
Basic	200	200	200	200	200	200	200
Diluted	200	200	214	200	214	214	200

	As of March 31, 2006
	Actual	As Adjusted(1)(2)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$778
Working capital	(2,432)
Broadcast licenses, net	278,536	278,536
Total assets	377,124
Total long-term debt (including current portion)	358,007	293,697
Total stockholders’ (deficiency) equity	(39,593)

(1)	Gives effect to the offering of shares of our Class A common stock at an assumed initial public offering price of $ per share, less the underwriting discount and estimated offering expenses payable by us, the application of the net proceeds as described under “Use of Proceeds” as if the offering had occurred on March 31, 2006, and the issuance of shares of Class A common stock upon the exercise of warrants. Total stockholders’ (deficiency) equity, as adjusted, includes the following charges: (a) a $41.2 million noncash charge to adjust our deferred tax accounts resulting from the immediate change in our tax status from an S corporation to a C corporation upon the closing of this offering; (b) a $1.3 million noncash charge to write-off previously deferred financing costs relating to our long-term debt; (c) a $2.3 million charge resulting from the early redemption of a portion of our senior discount notes; and (d) a $3.3 million gain resulting from the early retirement of our 9% subordinated notes.

(2)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) each of cash and cash equivalents, working capital, total assets, and total stockholders’ equity by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

You should carefully consider the risks described below before investing in our Class A common stock.

Risks Related to Our Business

We may suffer a decrease in advertising revenues due to competitive forces.

The success of our radio and television stations is primarily dependent upon their share of overall advertising revenues within their markets, especially in Los Angeles and Houston. Our stations compete for audiences and advertising revenue directly with other Spanish-language radio and television stations, and many of the owners of those competing stations have greater resources than we do. Our largest competitor operates both radio and television stations in Los Angeles, Houston and Dallas, markets in which we derive substantially all of our revenues. As the Hispanic population grows in the United States, more stations may begin competing with us by converting to a format similar to that of our stations.

In addition, our stations have experienced increased competition for audiences and advertising revenue with other media, including cable television and to a lesser extent, satellite television, newspapers, magazines, the Internet and outdoor advertising. Our radio stations also compete with satellite-based radio services. Our failure to offer advertisers effective, high quality media outlets could cause them to allocate more of their advertising budgets to our competitors, which could cause a decrease in our net revenues.

The loss of key personnel could disrupt our business and result in a loss of advertising revenues.

Our success depends in large part on the continued efforts, abilities and expertise of our officers and key employees and our ability to hire and retain qualified personnel. The loss of any member of our management team, particularly either of our founders, Jose and Lenard Liberman, could disrupt our operations and hinder or prevent implementation of our business plan, which could have a material and adverse effect on our business, financial condition and results of operations.

Our growth depends on successfully executing our acquisition strategy.

As we have done in the past, we intend to continue to supplement our internal growth by acquiring media properties that complement or augment our existing markets. We may be unable to identify or complete acquisitions for many reasons, including:

•	competition among buyers;

•	the need for regulatory approvals, including FCC and antitrust approvals;

•	revisions to the FCC’s restrictions on cross-ownership and on the number of stations or the market share that a particular company may own or control, locally or nationally;

•	the high valuations of media properties; and

•	the need to raise additional financing, which may be limited by the terms of our debt instruments, including LBI Media’s senior credit facilities and the indentures governing LBI Media’s senior subordinated notes and LBI Media Holdings’ senior discount notes.

If we are unable to successfully execute our acquisition strategy, our growth may be impaired.

In addition, future acquisitions by us could also result in the following consequences:

•	issuances of equity securities;

•	incurrence of debt and contingent liabilities;

•	impairment of goodwill and other intangibles; and

•	other acquisition-related expenses.

Furthermore, after we have completed an acquisition, our management must be able to assume significantly greater responsibilities, which may cause them to divert their attention from our existing operations. We believe that these challenges are more pronounced when we enter new markets rather than expand further in existing markets.

If we cannot successfully develop and integrate our recent and future acquisitions, our financial results could be adversely effected.

To develop and integrate our recent and future acquisitions, we may need to:

•	reformat stations with Spanish-language programming and build advertiser, listener and/or viewer support;

•	integrate and improve operations and systems and the management of a station or group of stations;

•	retain or recruit key personnel to manage acquired assets;

•	realize sales efficiencies and cost reduction benefits from acquired assets; and

•	operate successfully in markets in which we may have little or no prior experience.

In addition, there is a risk that the stations we have acquired or may acquire in the future may not enhance our financial performance or yield other anticipated benefits. If we are unable to completely integrate into our business the operations of the properties that we have recently acquired or that we may acquire in the future, our costs could increase. Also, in the event that the operations of a new station do not meet our expectations, we may restructure or write-off the value of some portion of the assets of the new station.

If we are unable to convert acquired stations successfully to a Spanish-language format, anticipated revenues from these acquisitions may not be realized.

Our acquisition strategy has often involved acquiring English-language stations and converting them to a Spanish-language format. We intend to continue this strategy with some of our future acquisitions. This conversion process may require a heavy initial investment of both financial and management resources. We may incur losses for a period of time after a format change due to the time required to build up ratings and station loyalty. These format conversions may be unsuccessful in any given market, and we may incur substantial costs and losses in implementing this strategy.

Cancellations or reductions of advertising could adversely affect our results of operations.

We do not generally obtain long-term commitments from our advertisers. As a result, our advertisers may cancel, reduce or postpone orders without penalty. Cancellations, reductions or delays in purchases of advertising could adversely affect our results of operations, especially if we are unable to replace these purchases. Our expense levels are based, in part, on expected future net revenues and are relatively fixed once set. Therefore, unforeseen decreases in advertising sales could have a material adverse impact on our results of operations.

Our debt service obligations will require a significant amount of cash and could adversely affect our ability to operate our company successfully and achieve growth through acquisitions.

We currently have a substantial amount of debt. At March 31, 2006, after giving effect to this offering and the application of net proceeds as described under “Use of Proceeds,” we would have had total indebtedness of approximately $293.7 million, representing approximately         % of our total capitalization.

As of March 31, 2006, after giving effect to repayment of debt as described under “Use of Proceeds” and based on interest rates as of March 31, 2006, we would have needed approximately $         million over the next five years to meet our principal and interest payments under our debt agreements, of which approximately $         million would be due over the next year. The expected payment obligations reflect the terms of LBI Media’s new senior credit facilities that were entered into as of May 8, 2006 and assumes no additional borrowings are made under the new senior revolving credit facility until its maturity on March 30, 2012.

Because we are highly leveraged, we will need to dedicate a substantial portion of our cash flow from operations to pay principal and interest on our debt, which may reduce our ability to fund working capital and to expand our business through capital expenditures, acquisitions and other means. As a result, we may not be able to expand our business or increase our net revenues.

In addition, if we are not able to pay our debts as they become due, we will be required to pursue one or more alternative strategies, such as refinancing or restructuring our indebtedness, selling additional debt or equity securities or selling assets. We may not be able to refinance our debt or issue additional debt or equity securities on favorable terms, if at all, and if we must sell our assets, it may negatively affect our ability to generate net revenues.

We have incurred net losses in three of the last five years and may incur net losses in the foreseeable future.

We have incurred net losses in three of our last five fiscal years. As of March 31, 2006, our retained deficit was approximately $39.6 million. Our losses to date have resulted primarily from:

•	significant interest expense as a result of our high level of debt and changes in the fair value of our redeemable stock purchase warrants;

•	noncash impairment charges to write down the value of certain of our broadcast licenses;

•	noncash deferred compensation expense; and

•	increased operating expenses as a result of acquisitions in 2001, 2002, 2003 and 2004.

Although we will use a portion of the proceeds of this offering to repay some of our debt, we may still incur additional losses in the foreseeable future. In particular, we will incur additional costs as the result of becoming a publicly reporting company. Also, our operating expenses will fluctuate depending on the number of acquisitions we complete and the amount of television programming we continue to produce. We cannot assure you that the growth of our net revenues, if any, will exceed any increase in our operating expenses or that we will ever become profitable.

The restrictive covenants in our debt instruments may affect our ability to operate our business successfully.

The indentures governing LBI Media’s senior subordinated notes and LBI Media Holdings’ senior discount notes and the terms of LBI Media’s new senior credit facilities contain various provisions that limit our ability to, among other things:

•	incur or guarantee additional debt and issue preferred stock;

•	receive dividends or distributions from our subsidiaries;

•	make investments and other restricted payments;

•	issue or sell capital stock of restricted subsidiaries;

•	grant liens;

•	transfer or sell assets;

•	engage in different lines of business;

•	consolidate, merge or transfer all or substantially all of our assets; and

•	enter into transactions with affiliates.

These covenants may affect our ability to operate and finance our business as we deem appropriate. In addition, we are dependent on our subsidiaries for cash and the covenants in our debt instruments restrict the ability of our subsidiaries to make cash distributions which could affect our ability to meet our cash obligations, including obligations under our indebtedness. If we are unable to meet our obligations as they become due or to comply with various financial covenants contained in the instruments governing our current or future indebtedness, this could constitute an event of default under the instruments governing our indebtedness.

The loss of our status as an S corporation may result in us having less cash available for our operations.

Liberman Broadcasting has elected to be treated as an S corporation, and all of our subsidiaries have elected to be treated as qualified subchapter S subsidiaries for federal income tax purposes. As a result, our profits and losses are taxed directly to our stockholders. After this offering, Liberman Broadcasting will not qualify as an S corporation, and none of our subsidiaries will qualify as subchapter S subsidiaries for federal income tax purposes. Thus, our taxable income will be subject to tax at regular corporate rates and will not flow through to our stockholders for reporting on their own tax returns, and certain of our deductions may no longer be available. We will likely have less cash available to us as a result of losing our S corporation status. In addition, the loss of our S corporation status could be applied retroactively, resulting in us and our subsidiaries owing taxes for past periods.

If we are unable to maintain our FCC license for any station, we would have to cease operations at that station.

The success of our television and radio operations depends on acquiring and maintaining broadcast licenses issued by the FCC, which are typically issued for a maximum term of eight years and are subject to renewal. The FCC licenses for our radio stations were subject to renewal in 2005 and the FCC licenses for our television stations are subject to renewal at various times in 2006. The license renewal applications for our Texas radio stations have been granted by the FCC, and the licenses have been extended through 2013. Any renewal applications submitted by us may not be approved, and the FCC may impose conditions or qualifications that could restrict our television and radio operations. In addition, third parties may challenge our renewal applications.

If we violate the Communications Act of 1934, as amended, or the rules and regulations of the FCC, the FCC may issue cease-and-desist orders or admonishments, impose fines, renew a license for less than eight years or revoke our licenses. The FCC recently has begun aggressive enforcement of its rules on broadcasting indecent or obscene material, and has stated that, in addition to increased fines, the FCC may initiate license revocation procedures against licensees that broadcast material the FCC considers to be indecent. The FCC has the right to revoke a license before the end of its term for acts committed by the licensee or its officers, directors or stockholders. If the FCC were to issue an order denying a license renewal application or revoking a license, we would be required to cease operating the radio or television station covered by the license, which could have a material adverse effect on our financial condition and results of operations. In addition, Congress currently has under consideration legislation that addresses the FCC’s enforcement of its rules concerning the broadcast of obscene, indecent, or profane material. Potential changes to enhance the FCC’s authority in this area include the ability to impose substantially higher monetary penalties, consider violations to be “serious” offenses in the context of license renewal applications, and, under certain circumstances, designate a license for hearing to determine whether such license should be revoked. In the event that this or similar legislation is ultimately enacted into law, we could face increased costs in the form of fines and a greater risk that we could lose one or more of our broadcasting licenses.

Our failure to maintain our FCC broadcast licenses could cause a default under LBI Media’s senior credit facilities and cause an acceleration of our indebtedness.

LBI Media’s new senior credit facilities require us to maintain all of our material FCC licenses. If the FCC were to revoke any of our material licenses, our lenders could declare all amounts outstanding under LBI Media’s new senior credit facilities to be immediately due and payable, which would cause a cross-default under the indentures governing LBI Media’s senior subordinated notes and LBI Media Holdings’ senior discount notes. If our indebtedness is accelerated, we may not have sufficient funds to pay the amounts owed.

Our broadcast licenses could be revoked if more than 25% of our outstanding capital stock is owned of record or voted by non-U.S. citizens, foreign governments or non-U.S. corporations.

Under the Communications Act of 1934, as amended, a broadcast license may not be granted to or held by any corporation that has more than 20% of its capital stock owned or voted by non-U.S. citizens or their representatives, by foreign governments or their representatives or by non-U.S. corporations. Furthermore, the Communications Act provides that no FCC broadcast license may be granted to or held by any corporation directly or indirectly controlled by any other corporation of which more than 25% of its capital stock is owned of record or voted by non-U.S. citizens or entities or their representatives, by foreign governments or their representatives or by non-U.S. corporations, if the FCC finds the public interest will be served by the refusal or revocation of such license. Because of these restrictions, the licenses for our television and radio stations could be revoked if more than 25% of our outstanding capital stock is owned of record or voted by non-U.S. citizens in excess of these limitations.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud, which could have a significant impact on our business and reputation.

Beginning with the year ending December 31, 2007, we will be required to evaluate our internal controls over financial reporting in order to allow management to report on, and our independent auditors to attest to, our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002 and rules and regulations of the SEC thereunder, which we refer to as Section 404. Section 404 requires a reporting company, such as we will become upon completion of this offering, to, among other things, annually review and disclose its internal controls over financial reporting, and evaluate and disclose changes in its internal controls over financial reporting quarterly. In the course of our evaluation, we may identify areas of our internal controls requiring improvement and may need to design enhanced processes and controls to address these and any other issues that might be identified through this review. As a result, we expect to incur additional expenses and we expect that this process will divert some of management’s time, particularly as a result of our recent hiring of a new Chief Financial Officer. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations and may not be able to ensure that the process is effective or that the internal controls will be effective in a timely manner. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent auditors may not be able to certify as to the effectiveness of our internal control over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission. As a result, there could be an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could adversely affect our results.

Risks Related to Our Class A Common Stock and This Offering

Our two principal stockholders can control the outcome of all matters voted upon by our stockholders and can prevent actions that a stockholder may otherwise view favorably.

Before this offering, Jose and Lenard Liberman, our President and Executive Vice President respectively, controlled 100% of the outstanding shares of our common stock. After this offering, Jose and Lenard Liberman will control 100% of the outstanding shares of our Class B common stock. The Class B common stock gives the holder ten votes per share compared to the one vote per share of the Class A common stock offered hereby. As a result, the Libermans will have approximately     % of the total voting power of all common stockholders. Thus, the Libermans will be able to elect all the members of our board of directors, approve significant corporate transactions, such as acquisitions and block unsolicited tender offers, without the approval of our public stockholders. This concentration of ownership could delay, defer or prevent a change in control of our company or impede a merger, consolidation, takeover or other business combination that you, as a stockholder, may otherwise view favorably.

We will be a controlled company under the Nasdaq Marketplace Rules and will be exempt from some Nasdaq corporate governance requirements.

We will be a “controlled company” as defined under Nasdaq Marketplace Rule 4350(c)(5) because Jose and Lenard Liberman will control more than 50% of our voting power after this offering. As a result, we will be exempt from some of the Nasdaq corporate governance requirements that would otherwise be required of a public company, including that:

•	a majority of the board of directors must be independent directors;

•	the compensation of the president must be determined or recommended by a majority of the independent directors or a compensation committee comprised solely of independent directors; and

•	the director nominees must be selected or recommended by a majority of the independent directors or a nomination committee comprised solely of independent directors.

After this offering, our board of directors will initially consist of three directors including one independent director. We will not be required to have a second and third independent director until 90 days and one year, respectively, after this offering. As a result, our independent directors will not have as much influence over our corporate policy as they would if we were not a controlled company.

Because we will be a controlled company, we will not have a compensation committee and the Libermans and other employee-directors may be able to determine their own compensation.

Under the Nasdaq Marketplace Rules, a controlled company is not required to have a compensation committee and the compensation of our president does not have to be determined or recommended by a majority of the independent directors. Therefore, the majority of our board of directors will determine the compensation of our executive officers. Our executive officers, Jose Liberman and Lenard Liberman, will be two of our initial three board members. Our management will comprise a majority of our board of directors and will be able to determine their own compensation, including the compensation of Jose Liberman, who will be our Chairman after this offering, and Lenard Liberman, who will be our Chief Executive Officer and President after this offering. Because of this, you will not be afforded the protection of oversight of our executive officers’ compensation by independent directors that you would otherwise receive if we were not a controlled company.

The Libermans will be able to nominate and elect our independent directors.

Because Jose and Lenard Liberman will control approximately     % of the voting power of our common stock after this offering, they will be able to elect all members of our board of directors, including the independent directors. Jose and Lenard Liberman will also have significant influence over the selection of director nominees because our director nominees do not have to be selected or recommended by a majority of the independent directors or a nomination committee comprised solely of independent directors under the Nasdaq Marketplace Rules. Our director nominees will be selected by our board of directors, and the Libermans will be two of the initial five directors after this offering. As a result, until such time, if ever, that the Libermans control less than 50% of our voting power, they will control the election of members to our board of directors.

Our audit committee may not consist solely of independent directors until one year after this offering.

Under the rules of the SEC and Nasdaq, our audit committee must consist of at least one independent director at the time of this offering and a majority of independent members within 90 days after this offering and must be a completely independent committee within one year. Our audit committee will oversee the audit effort of our independent accountants and be required to take any actions it deems necessary to satisfy itself that the accountants are independent of management. Until one year after this offering, some members of our management may serve on our audit committee, and the independent directors on our audit committee may not have the same influence on the committee or the audit process as a fully independent audit committee would have.

Our charter documents and Delaware law contain provisions that may delay, defer or discourage a change of control.

Provisions of our restated certificate of incorporation and bylaws, which will become effective upon the consummation of the merger of LBI Holdings I and Liberman Broadcasting, could make it more difficult for a third party to acquire control of us, even if the change in control would be beneficial to stockholders. These provisions include the following:

•	ability of the board of directors to authorize the issuance of preferred stock in series without stockholder approval; and

•	advance notice requirements for stockholder proposals and nominations for election to the board of directors.

Our restated certificate of incorporation also does not authorize cumulative voting in the election of directors. In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The statute could delay, defer or prevent a change of control of our company that you, as a stockholder, may otherwise view favorably.

The price of our Class A common stock may be volatile, which could cause investors to incur trading losses and lose all or a portion of their investments.

Prior to this offering, there has been no public market for our Class A common stock. We cannot predict the extent to which investor interest will lead to the development of an active and liquid trading market in our Class A common stock. The initial public offering price for the shares of our Class A common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the Class A common stock that will prevail in the trading market. The market price of the Class A common stock may decline below the initial public offering price, which could result in trading losses or the loss of all or a portion of your investment in our stock. Some companies that have had volatile market prices for their securities have been subject to securities class action suits filed against them. If a suit were to be filed against us, regardless of the outcome, it could result in substantial costs and a diversion of our management’s attention and resources.

Future sales of stock by Lenard Liberman or Jose Liberman or by other major stockholders, or the perception that these sales may occur, may depress our stock price.

Lenard Liberman and Jose Liberman founded our company and are both directors and executive officers of our company. Immediately after this offering, the Libermans will own collectively approximately     % of the outstanding shares of our common stock and control approximately     % of the outstanding voting power. In addition, immediately after completion of this offering, seven stockholders who will exercise their warrants will hold approximately     % of the outstanding shares of our Class A common stock. The sale of substantial amounts of the Libermans’ or these other stockholders’ stock in the public market, or the perception that these sales may occur, could reduce the market price of our stock.

We currently do not intend to pay dividends on our common stock.

We do not expect to pay dividends on our common stock in the foreseeable future. In addition, the agreements governing our indebtedness, including LBI Media’s senior credit facilities and the indentures governing LBI Media’s senior subordinated notes and LBI Media Holdings’ senior discount notes, restrict our ability to pay dividends. Accordingly, if you purchase shares in this offering, the price of our Class A common stock may be required to appreciate in order to realize a gain on your investment.

You will suffer an immediate and substantial dilution in the net tangible book value of the Class A common stock you purchase.

The initial offering price is expected to be substantially higher than the net tangible book value per share of our outstanding Class A common stock immediately after this offering. Accordingly, based on an assumed initial public offering price of $         per share and the exercise of warrants outstanding to purchase               shares of Class A common stock, purchasers of our Class A common stock in this offering will experience immediate and substantial dilution of approximately $         per share in net tangible book value of the Class A common stock.

Risks Related to the Television and Radio Industries

Our television and radio stations could be adversely affected by changes in the advertising market or a recession in the U.S. economy or in the economies of the regions in which we operate.

Revenue generated by our television and radio stations depends primarily upon the sale of advertising and is, therefore, subject to various factors that influence the advertising market for the broadcasting industry as a whole, including:

•	changes in the financial condition of advertisers, which may reduce their advertising budgets; and

•	changes in the tax laws applicable to advertisers.

We also believe that advertising is largely a discretionary business expense. Advertising expenditures generally tend to decline during an economic recession or downturn. In addition, shifts in populations and demographics could adversely affect advertising expenditures. Consequently, our television and radio station revenues are likely to be adversely affected by shifts in Hispanic populations and demographics, a recession or downturn in the economies of Southern California, Houston or Dallas or other events or circumstances that adversely affect advertising activity. Foreign hostilities and terrorist attacks may also affect our revenues and results of operations in the future.

Changes in the rules and regulations of the FCC could result in increased competition for our broadcast stations that could lead to increased competition in our markets.

Recent and prospective actions by the FCC could cause us to face increased competition in the future. The recent or prospective changes include:

•	relaxation of restrictions on the participation by regional telephone operating companies in cable television and other direct-to-home audio and video technologies;

•	establishment of a Class A television service for low-power stations that makes those stations primary stations and gives them protection against full-service stations;

•	licensing of low-power FM radio stations designed to serve small localized areas and niche audiences;

•	competition from direct broadcast satellite television providing the programming of traditional over-the-air stations, including local and out-of-market network stations;

•	competition from satellite radio companies providing continuous, nationwide digital radio services; and

•	revision of restrictions on cross-ownership (i.e., ownership of both television and radio stations in combination with newspapers in the same market) and caps on the number of stations or market share that a particular company may own or control, locally or nationally.

The required conversion to digital television may impose significant costs that might not be balanced by consumer demand.

The FCC has adopted rules for implementing digital television service in the U.S. Under these rules, stations are required to build out and begin broadcasting a digital television signal. Our final costs to convert our television stations to full-service digital television have been significant, and there may not be sufficient consumer demand for digital television services to recover our investment in digital television facilities.

Because we rely on “must carry” rights for cable systems to carry our full power television stations, any change in current laws or regulations that eliminate or limit our ability to require cable systems to carry our full power television stations could result in the loss of coverage in those markets, which could result in a decrease in our market ratings and a potential loss of advertising revenues.

Pursuant to the Cable Television Consumer Protection and Competition Act of 1992, or the 1992 Cable Act, we currently may demand carriage of our full power television stations on a specific channel on cable systems within our local markets. Our television stations in Los Angeles, Houston and Dallas-Fort Worth rely on these “must carry” rights to gain access to the local cable systems. If the current laws or regulations were changed or new laws were adopted that eliminate or limit our ability to require cable systems to carry our full power television stations in Los Angeles, Houston and Dallas-Fort Worth, this could result in the loss of market coverage of our television stations, which would decrease our market ratings in those cities and potentially result in a decrease in our net advertising revenues or an increase in our operating expenses to maintain the same coverage.

Direct broadcast satellite companies may not continue to carry our local television stations, which could result in a decrease in our market ratings and a potential loss of advertising revenues.

Similar to the 1992 Cable Act, the 1999 Satellite Act requires direct broadcast satellite companies that elect to transmit local television stations to offer all other qualified local television stations in that market. This is known as the “carry one/carry all” rule. We have qualified our television stations in Los Angeles, Houston and Dallas-Fort Worth under this rule, and these stations are currently being broadcast on the satellite systems electing to carry local television stations in those markets. Because we rely on the carry one/carry all rule in these markets, if the satellite providers in Los Angeles, Houston or Dallas-Fort Worth elect to discontinue transmitting local television stations or if the current laws or regulations were changed or new laws were adopted, this could result in the loss of market coverage of our television stations, which would decrease our market ratings in those cities and potentially result in a decrease in our net advertising revenues or an increase in our operating expenses to maintain the same coverage.

We may have difficulty obtaining regulatory approval for acquisitions in our existing markets and, potentially, new markets.

We have acquired in the past, and may continue to acquire in the future, additional television and radio stations. Revisions to the FCC’s restrictions on the number of stations or market share that a particular company may own or control, locally or nationally, and to its restrictions on cross-ownership (that is, ownership of both television and radio stations in the same market) may limit our ability to acquire additional broadcast properties. The agencies responsible for enforcing the federal antitrust laws, the Federal Trade Commission, or FTC, and the Department of Justice, may investigate certain acquisitions. These agencies have, in certain cases, examined proposed acquisitions or combinations of broadcasters, and in certain cases, required divestiture of one or more stations to complete a transaction.

Any decision by the Department of Justice or FTC to challenge a proposed acquisition could affect our ability to consummate an acquisition or to consummate it on the proposed terms. The FTC or Department of Justice could seek to bar us from acquiring additional television or radio stations in any market where our existing stations already have a significant market share.

We must respond to the rapid changes in technology, services and standards which characterize our industry in order to remain competitive.

The television and radio broadcasting industry is subject to technological change, evolving industry standards and the emergence of new media technologies. Several new media technologies are being employed or developed, including the following:

•	audio programming by cable television systems, direct broadcast satellite systems, Internet content providers and Internet-based audio radio services;

•	satellite digital audio radio service with numerous channels and sound quality equivalent to that of compact discs;

•	In-Band On-Channel™ digital radio, which provides multi-channel, multi-format digital radio services in the same bandwidth currently occupied by traditional AM and FM radio services;

•	low-power FM radio, with additional FM radio broadcast outlets that are designed to serve local interests;

•	streaming video programming delivered via the Internet;

•	video-on-demand programming offered by cable television companies; and

•	digital video recorders with hard-drive storage capacity that offer time-shifting of programming and the capability of deleting advertisements when playing back the recorded programs.

We may not have the resources to acquire new technologies or to introduce new services that could compete with other new technologies. We may encounter increased competition arising from new technologies. If we are unable to keep pace with and adapt our television and radio stations to these developments, our competitive position could be harmed, which could result in a decrease in our market ratings and a potential decrease in net advertising revenues.

FORWARD-LOOKING STATEMENTS

This prospectus includes both historical and “forward-looking statements” as that term is defined by the federal securities laws. We have based these forward-looking statements on our current expectations and projections about future results. When we use words in this document such as “anticipates,” “intends,” “plans,” “believes,” “estimates,” “expects,” “may,” “will” and similar expressions, we do so to identify forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements. These forward-looking statements are affected by risks, uncertainties and assumptions that we make, including, among other things, the factors that are described in “Risk Factors.”

You should be aware that any forward-looking statement made by us in this prospectus, or elsewhere, speaks only as of the date on which we make it. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this prospectus after the date of this prospectus. In light of these risks and uncertainties, you should keep in mind that any forward-looking statement made in this prospectus or elsewhere might not occur.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale by us of              shares of our Class A common stock, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be $             million ($             million if the underwriters exercise their option to acquire additional shares from us in full), based upon an assumed initial public offering price of $         per share. We will not receive any proceeds from the sale of shares by the selling stockholders. A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) the net proceeds to us from this offering by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We expect to use the net proceeds of this offering:

•	to repay all of the $8.4 million aggregate principal amount outstanding as of July 15, 2006, plus accrued and unpaid interest, under LBI Media’s new senior revolving credit facility, which matures in 2012 and, as of July 15, 2006, bore interest at rates between 6.62% and 6.76% per annum;

•	to repay approximately $20.9 million of the $52.1 million accreted value at March 31, 2006 of LBI Media Holdings’ 11% senior discount notes due 2013 at a redemption price of 111.0% of the accreted value thereof to the redemption date;

•	to repay all of the $46.3 million aggregate principal amount (including interest paid-in-kind) at March 31, 2006 of Liberman Broadcasting’s 9% subordinated notes due 2014 outstanding at a redemption price of 100.0% of the principal amount thereof, plus accrued and unpaid interest to the redemption date; and

•	for general corporate purposes, including potential future acquisitions.

As of July 15, 2006, LBI Media had approximately $8.4 million aggregate principal amount outstanding under the new senior revolving credit facility and $110.0 million aggregate principal amount of outstanding senior term loans. Affiliates of Credit Suisse Securities (USA) LLC are lenders under LBI Media’s senior credit facilities. These entities will receive a portion of the net proceeds of this offering upon repayment of the outstanding borrowings under the senior revolving credit facility. Although the Company does not currently intend to repay LBI Media’s senior subordinated notes with the net proceeds of this offering, the terms of LBI Media’s new senior credit facilities allow us to repay any portion of the senior subordinated notes with net proceeds from this offering as long as such repurchase occurs within fifteen months after this offering. See “Description of Indebtedness—Senior Credit Facilities—IPO Proceeds.”

The redemption of the portion of LBI Media Holdings’ senior discount notes described above will occur within 90 days after the completion of this offering. Pending the redemption of LBI Media Holdings’ senior discount notes, we will invest the net proceeds necessary to redeem the senior discount notes in readily marketable securities. We will repay the other indebtedness described above concurrently with the closing of this offering.

DIVIDEND POLICY

We currently intend to retain our future earnings, if any, to repay debt or to finance the further expansion and continued growth of our business. In addition, our ability to pay cash dividends is restricted under the terms of LBI Media’s senior credit facilities and the indentures governing LBI Media’s senior subordinated notes and LBI Media Holdings’ senior discount notes. Future dividends, if any, will be determined by our board of directors.

DILUTION

Our net tangible book deficit as of March 31, 2006 was $324.6 million. As of March 31, 2006, on a pro forma basis, after giving effect to the merger of LBI Holdings I into Liberman Broadcasting, our net tangible book deficit would have been $         million, or $         per share of common stock. We have calculated this amount by:

•	subtracting our total liabilities from our total tangible assets; and

•	then dividing the difference by the number of shares of common stock outstanding at March 31, 2006, after giving effect to the merger.

If we give effect to our sale of              shares of Class A common stock in this offering at an assumed initial public offering price of $         per share, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us, and the issuance of              shares of Class A common stock upon the exercise of all outstanding warrants, our adjusted pro forma net tangible book deficit as of March 31, 2006 would have been $         million, or $         per share. This amount represents an immediate dilution of $         per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book deficit per share as of March 31, 2006, after giving effect to the merger	$
Decrease in net tangible book deficit per share attributable to new investors
Decrease in net tangible book deficit per share attributable to issuance of Class A common stock upon the exercise of warrants
Pro forma net tangible book deficit per share after this offering

Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $          per share would decrease (increase) our adjusted pro forma net tangible book deficit by $          million, the adjusted pro forma net tangible book deficit per share after this offering by $          per share, and the dilution per share to new investors by $          per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes on the basis described above, as of March 31, 2006, the difference between the number of shares of Class A common stock (and Class B common stock convertible into Class A common stock) purchased from us, the total consideration paid for the Class A common stock (and Class B common stock convertible into Class A common stock), and the average price per share paid by existing stockholders and by new investors, at an assumed initial public offering price of $         per share before deducting underwriting discounts and commissions and estimated offering expenses payable by us (and assuming that the underwriters do not exercise the over-allotment option):

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$—	—%	$—
New investors				100.0

Total		100.0%		$100.0%

A $1.00 increase (decrease) in the assumed initial public offering price of $          per share would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders, and average price per share paid by all stockholders by $          million, $          million, and $          per share, respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The tables above assume the issuance of              shares of Class A common stock upon the exercise of warrants at the closing of this offering and do not include shares of Class A common stock that may be issuable under deferred compensation arrangements with certain of our employees.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2006 on:

•	an actual basis; and

•	an as adjusted basis to reflect (a) the refinancing of LBI Media’s senior credit facility on May 8, 2006, (b) the sale of shares of our Class A common stock by us in this offering at an assumed initial offering price of $ per share and the use of the net proceeds payable to us as set forth under “Use of Proceeds” and (c) the issuance of shares of Class A common stock upon the exercise of warrants.

The information in this table should be read in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Consolidated Financial and Other Data” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2006
	Actual	As Adjusted(4)
	(in thousands)
Cash and cash equivalents	$778	$

Long-term debt (including current portion):
Senior credit facility(1)	$117,100		$—
Senior term loan facility	—		110,000
Senior revolving credit facility	—		—
Senior subordinated notes due 2012	150,000		150,000
Senior discount notes due 2013(2)	52,127		31,276
Subordinated notes due 2014	36,359		—
Empire Burbank loan	2,421		2,421

Total long-term debt	$358,007		$293,697

Stockholders’ (deficiency) equity:
Common stock:
Common stock, $0.01 par value; 1,000 shares authorized, actual; 200 shares issued and outstanding, actual; no shares authorized, issued and outstanding, as adjusted	—		—
Class A common stock, $0.001 par value; no shares authorized, issued and outstanding, actual; 200,000,000 shares authorized and shares issued and outstanding, as adjusted	—
Class B common stock, $0.001 par value; no shares authorized, issued and outstanding, actual; 100,000,000 shares authorized and shares issued and outstanding, as adjusted	—
Additional paid-in capital	50
Deficit(3)	(39,643)

Total stockholders’ (deficiency) equity	(39,593)

Total capitalization	$318,414	$

(1)	LBI Media’s $220.0 million senior revolving credit facility was refinanced on May 8, 2006. The new senior credit facilities consist of a $110.0 million senior term loan facility and a $150.0 million senior revolving credit facility, which had $8.4 million outstanding as of July 15, 2006. We intend to repay the $8.4 million outstanding under the senior revolving credit facility with a portion of the net proceeds from this offering. The new facilities mature on March 31, 2012.
(2)	The redemption of the portion of LBI Media Holdings’ senior discount notes will occur within 90 days after the completion of this offering. Pending redemption of the senior discount notes, we intend to invest the proceeds necessary to redeem the notes in readily marketable securities.
(3)	Retained deficit, as adjusted, and total stockholders’ (deficiency) equity, as adjusted, include the following charges: (a) a $41.2 million noncash charge to adjust our deferred tax accounts resulting from the immediate change in our tax status from an S corporation to a C corporation upon the closing of this offering; (b) a $1.3 million noncash charge to write-off previously deferred financing costs relating to our long-term debt; (c) a $2.3 million charge resulting from the early redemption of a portion of our senior discount notes; and (d) a $3.3 million gain resulting from the early retirement of our 9% subordinated notes.
(4)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected financial data as of and for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 is derived from our audited consolidated financial statements. The selected historical consolidated financial data as of December 31, 2004 and 2005 and for the fiscal years ended December 31, 2003, 2004 and 2005 were derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial data as of December 31, 2001, 2002 and 2003 and for the fiscal years ended December 31, 2001 and 2002 were derived from our audited consolidated financial statements not included in this prospectus. The consolidated financial data as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 were derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Operating results for the three months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the entire year ended December 31, 2006.

The financial data set forth below should be read in conjunction with, and are qualified in their entirety by, reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	2001 As Restated	2002 As Restated	2003 As Restated	2004 As Restated	2005 As Restated	2005	2006
	(dollars in thousands, except per share amounts)
Consolidated Statement of Operations Data:
Net revenues:
Radio	$31,585	$39,311	$45,631	$44,780	$49,882	$9,632	$9,817
Television	28,072	31,685	38,406	46,655	47,620	10,905	12,425

Total net revenues	59,657	70,996	84,037	91,435	97,502	20,537	22,242
Operating expenses (exclusive of noncash employee compensation, depreciation and amortization, impairment of broadcast licenses and offering costs shown below)	26,744	33,782	41,347	47,081	51,416	11,823	12,965
Noncash employee compensation	1,398	3,642	2,226	2,924	(2,422)	(294)	275
Depreciation and amortization	8,673	3,131	3,510	5,125	7,164	1,488	1,632
Impairment of broadcast licenses	—	1,750	—	—	10,282	—	—
Offering costs	—	—	—	1,450	287	—	—

Total operating expenses	36,815	42,305	47,083	56,580	66,727	13,017	14,872

Operating income	22,842	28,691	36,954	34,855	30,775	7,520	7,370
Interest expense, net	(32,560)	(44,739)	(30,442)	(35,726)	(28,018)	(7,231)	(9,428)
Gain on sale of investments	—	—	—	—	13	—	—
(Loss) gain on sale of property and equipment	—	(388)	(4)	2	(3)	—	—

(Loss) income before income taxes and cumulative effect of accounting change	(9,718)	(16,436)	6,508	(869)	2,767	289	(2,058)
Income tax expense	(81)	(42)	19	(982)	(123)	(39)	(51)

Loss (income) before cumulative effect of accounting change	(9,799)	(16,478)	6,527	(1,851)	2,644	250	(2,109)
Cumulative effect of accounting change	—	(8,106)	—	—	—	—	—

Net (loss) income	$(9,799)	$(24,584)	$6,527	$(1,851)	$2,644	$250	$(2,109)

Net (loss) income per share:
Basic	$(48,993)	$(122,920)	$32,630	$(9,259)	$13,218	$1,249	$(10,541)
Diluted	(48,993)	(122,920)	30,496	(9,259)	12,354	1,167	(10,541)
Weighted average shares outstanding used to compute net (loss) income per share:
Basic	200	200	200	200	200	200	200
Diluted	200	200	214	200	214	214	200

Unaudited Pro Forma Income Statement Data(1):
(Loss) income before income taxes and cumulative effect of accounting change	$(9,718)	$(16,436)	$6,508	$869	$2,767	$289	$(2,058)
Pro forma (provision for) benefit from income taxes	(727)	82	(5,605)	(7,074)	(2,806)	(1,760)	(1,761)

(Loss) income before cumulative effect of accounting change	(10,445)	(16,354)	903	(7,943)	(39)	(1,471)	(3,819)
Cumulative effect of accounting change, net of tax	—	(5,350)	—	—	—	—	—

Pro forma net (loss) income	$(10,445)	$(21,704)	$903	(7,943)	(39)	(1,471)	(3,819)

Pro forma net (loss) income per share—basic	$(52,224)	$(108,520)	$4,512	$(39,715)	$(195)	$(7,352)	$(19,094)
Pro forma net (loss) income per share—diluted	(52,224)	(108,520)	4,217	(39,715)	(195)	(7,352)	(19,094)

Other Data:
Adjusted EBITDA(2)	$32,913	$37,214	$42,690	$42,904	$45,799	$8,714	$9,277
Adjusted EBITDA margin(3)	55.2%	52.4%	50.8%	46.9%	47.0%	42.4%	41.7%
Cash flows provided by operating activities	$6,631	$15,405	$18,140	$20,298	$19,757	(3,451)	(3,111)
Cash flows used in investing activities	(108,677)	(37,419)	(51,392)	(62,441)	(13,458)	(1,673)	(2,526)
Cash flows provided by (used in) financing activities	102,692	22,279	38,525	41,215	(10,244)	(2,401)	4,617

	As of December 31,					As of March 31, 2006
	2001 As Restated	2002 As Restated	2003 As Restated	2004 As Restated	2005 As Restated
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$1,131	$1,397	$6,670	$5,742	$1,797	$778
Working capital (deficit)	(4,902)	4,355	11,444	10,417	2,191	(2,432)
Broadcast licenses, net	181,294	198,323	239,405	288,810	278,536	278,536
Total assets	249,371	274,985	333,827	390,922	379,024	377,124
Total long-term debt (including current portion)	233,057	262,663	305,672	355,445	351,611	358,007
Total stockholders’ deficiency	(14,386)	(39,004)	(32,421)	(34,337)	(37,485)	(39,593)

(1)	Upon completion of this offering, Liberman Broadcasting will not qualify as an S Corporation, and none of our subsidiaries will qualify as subchapter S subsidiaries. Thus, we will be taxed at regular corporate rates after this offering. The unaudited pro forma income statement data includes pro forma adjustments for income taxes that would have been recorded if we were a C corporation during the periods shown. Assuming this offering closed on March 31, 2006, we would have recorded a one-time noncash charge of approximately $41.2 million to adjust our deferred tax accounts resulting from the change in our tax status.

(2)	We define Adjusted EBITDA as net (loss) income plus cumulative effect of accounting change, income tax (expense) benefit, (loss) gain on sale of property and equipment, net interest expense, impairment of broadcast licenses, depreciation and amortization and noncash employee compensation. Management considers this measure an important indicator of our liquidity relating to our operations because it eliminates the effects of noncash items. This measure should be considered in addition to, but not as a substitute for or superior to, other measures of liquidity and financial performance prepared in accordance with U.S. generally accepted accounting principles, such as cash flows from operating activities, operating income and net income. In addition, our definition of Adjusted EBITDA may differ from those of many companies reporting similarly named measures.

We discuss Adjusted EBITDA and the limitations of this financial measure in more detail under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure.”

The table set forth below reconciles net cash provided by operating activities, calculated and presented in accordance with U.S. generally accepted accounting principles, to Adjusted EBITDA:

	Year Ended December 31,					Three Months Ended March 31,
	2001 As Restated	2002 As Restated	2003 As Restated	2004 As Restated	2005 As Restated	2005	2006
	(in thousands)
Net cash provided by (used in) operating activities	$6,631	$15,405	$18,140	$20,298	$19,757	$(3,451)	$(3,111)
Add:
Gain on sale of investments	—	53	—	46	—	—	—
Income tax expense (benefit)	81	42	(19)	982	123	39	51
Interest expense, net	32,560	44,739	30,443	35,726	28,018	7,231	9,428
Less:
Amortization of deferred financing costs	(3,648)	(6,957)	(685)	(976)	(1,085)	(270)	(272)
Accretion on senior notes	(2,556)	(940)	(1,904)	(5,565)	(6,137)	(1,464)	(1,614)
Offering costs	—	—	—	(1,450)	(287)	—	—
Provision for doubtful accounts	(170)	(862)	(1,066)	(955)	(959)	(196)	(207)
Change in fair value of redeemable stock purchase warrants	(3,200)	(7,900)	(2,300)	(2,800)	8,200	1,500	(100)
Changes in operating assets and liabilities:
Accounts receivable	1,901	3,701	4,804	794	2,648	(1,225)	(1,424)
Program rights	(314)	317	(52)	(324)	(587)	(146)	(217)
Amounts due from related parties	456	(88)	(396)	371	(460)	141	86
Prepaid expenses and other current assets	656	101	(109)	126	49	(91)	138
Employee advances	124	511	31	98	353	(19)	(67)
Accounts payable and accrued expenses	133	5	(2,185)	162	(915)	1,021	477
Accrued interest	321	(10,733)	(2,379)	(3,257)	(2,631)	5,696	6,140
Program rights payable	56	(58)	(11)	36	33	(25)	—
Amounts due to related parties	15	(34)	(56)	190	—	—	—
Deferred state income tax payable	(133)	(31)	28	(529)	(99)	—	—
Other assets and liabilities	—	(57)	406	(69)	(222)	(27)	(31)

Adjusted EBITDA	$32,913	$37,214	$42,690	$42,904	$45,799	$8,714	$9,277

(3)	Adjusted EBITDA margin means Adjusted EBITDA divided by net revenues.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Historical Consolidated Financial and Other Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. The following discussion and analysis discusses the financial condition and results of our operations on a consolidated basis, unless otherwise indicated.

Overview

We own and operate radio and television stations in Los Angeles, California, Houston, Texas and Dallas, Texas and a television station in San Diego, California. Our radio stations consist of four FM and two AM stations serving Los Angeles, California and its surrounding area, five FM and four AM stations serving Houston, Texas and its surrounding areas, and one FM station serving Dallas-Fort Worth, Texas and its surrounding areas. In addition, we operate a television production facility, Empire Burbank Studios, in Burbank, California that we primarily use to produce our core programming for all of our television stations, and we have television production facilities in Houston and Dallas-Fort Worth that allow us to produce programming in those markets as well.

We operate in two reportable segments, radio and television. We generate revenue from sales of local, regional and national advertising time on our radio and television stations, and the sale of time on a contractual basis to brokered or infomercial customers on our radio and television stations. Advertising rates are, in large part, based on each station’s ability to attract audiences in demographic groups targeted by advertisers. Our stations compete for audiences and advertising revenue directly with other Spanish-language radio and television stations and we generally do not obtain long-term commitments from our advertisers. As a result, our management team focuses on creating a diverse advertiser base, producing cost-effective, locally focused programming, providing creative advertising solutions for clients, executing targeted marketing campaigns to develop a local audience, offering promotions and product integration in our television shows and implementing strict cost controls. We recognize revenues when the commercials are broadcast or the brokered time is made available to the customer. We incur commissions from agencies on local, regional and national advertising, and our net revenue reflects deductions from gross revenue for commissions to these agencies.

Our primary expenses are employee compensation, including commissions paid to our sales staff, promotion, selling, programming and engineering expenses, general and administrative expenses and interest expense. Our programming expenses for television consist of costs related to the production of original programming content, production of local newscasts and, to a lesser extent, the acquisition of programming content from other sources. Because we are highly leveraged, we need to dedicate a substantial portion of our cash flow from operations to pay interest on our debt. We will reduce our interest obligations as a result of this offering because we are using most of the proceeds to repay a portion of our outstanding indebtedness. We may also need to pursue one or more alternative strategies in the future to meet our debt obligations, such as refinancing or restructuring our indebtedness, selling additional equity securities or selling assets.

Upon completion of this offering, Liberman Broadcasting will not qualify as an S Corporation, and none of our subsidiaries will qualify as subchapter S subsidiaries. Thus, we will be taxed at regular corporate rates after this offering. Assuming this offering closed on March 31, 2006, we would have recorded a one-time noncash charge of approximately $41.2 million to adjust our deferred tax accounts resulting from the change in our tax status. Although we may have less cash available to us as a result of losing our S corporation status, we will have access to new financial markets as a result of this offering, which we expect will provide us with additional financing options.

On April 22, 2003, we completed our acquisition of the selected assets of radio station KEYH-AM, licensed to Houston, Texas, for an aggregate purchase price of approximately $6.5 million (including acquisition costs) and have significantly changed the format, customer base, revenue stream and employee base of these stations.

On May 15, 2003, we completed our acquisition of the selected assets of KMXN-FM, licensed to Garden Grove, California, for an aggregate purchase price of approximately $35.6 million (including acquisition costs) and subsequently changed the station’s call letters to KEBN-FM. We have significantly changed the format, customer base, revenue stream and employee base of this station.

On January 12, 2004, we completed our acquisition of the selected assets of KMPX-TV serving the Dallas-Fort Worth, Texas market for an aggregate purchase price of approximately $37.6 million (including acquisition costs) and have significantly changed the format, customer base, revenue stream and employee base of this station.

On July 20, 2004, we completed our acquisition of the selected assets of radio station KNOR-FM, licensed to Krum, Texas, for an aggregate purchase price of approximately $16.1 million (including acquisition costs), and have changed the format, customer base, revenue stream and employee base of this station.

On April 27, 2005, we acquired our national sales representative, Spanish Media Rep Team, or SMRT, from Jose and Lenard Liberman for an aggregate purchase price of approximately $5.1 million. SMRT merged with and into Liberman Broadcasting, Inc., a California corporation and our indirect, wholly owned subsidiary. Liberman Broadcasting, Inc. paid approximately $3.3 million in cash and issued notes totaling $1.8 million to the stockholders of SMRT. The notes bear interest at the rate of 3.35% and were repaid when due on April 28, 2006.

We generally experience lower operating margins several months following the acquisition of radio and television stations. This is primarily due to the time it takes to fully implement our format changes, build our advertiser base and gain viewer or listener support.

From time to time, we engage in discussions with third parties concerning our possible acquisition of additional radio or television stations or related assets. Any such discussions may or may not lead to our acquisition of additional broadcasting assets.

Results of Operations

Separate financial data for each of our operating segments is provided below. We evaluate the performance of our operating segments based on the following:

	Year Ended December 31,			Three Months Ended March 31,
	2003 As Restated	2004 As Restated	2005 As Restated	2005	2006
				(unaudited)
	(in thousands)
Net revenues:
Radio	$45,631	$44,780	$49,882	$9,632	$9,817
Television	38,406	46,655	47,620	10,905	12,425

Total	$84,037	$91,435	$97,502	$20,537	$22,242

Total operating expenses before noncash employee compensation, depreciation and amortization, impairment of broadcast licenses and offering costs:
Radio	$21,723	$21,595	$22,037	$4,958	$5,111
Television	19,624	25,486	29,379	6,865	7,854

Total	$41,347	$47,081	$51,416	$11,823	$12,965

Noncash employee compensation:
Radio	$2,226	$2,924	$(2,422)	$(294)	$275
Television	—	—	—	—	—

Total	$2,226	$2,924	$(2,422)	$(294)	$275

Depreciation and amortization:
Radio	$1,411	$2,123	$3,388	$580	$598
Television	2,099	3,002	3,776	908	1,034

Total	$3,510	$5,125	$7,164	$1,488	$1,632

Impairment of broadcast licenses:
Radio	$—	$—	$1,847	$—	$—
Television	—	—	8,435	—	—

Total	$—	$—	$10,282	$—	$—

Offering costs:
Radio	$—	$710	$145	$—	$—
Television	—	740	142	—	—

Total	$—	$1,450	$287	$—	$—

Operating income:
Radio	$20,271	$17,427	$24,887	$4,388	$3,833
Television	16,683	17,427	5,888	3,132	3,537

Total	$36,954	$34,854	$30,775	$7,520	$7,370

Adjusted EBITDA(1):
Radio	$23,908	$22,475	$27,700	$4,674	$4,706
Television	18,782	20,429	18,099	4,040	4,571

Total	$42,690	$42,904	$45,799	$8,714	$9,277

Total assets:
Radio	$173,949	$191,396	$190,898	$190,190	$189,613
Television	131,074	170,628	165,848	171,730	166,615
Corporate	28,804	28,898	22,278	24,780	20,896

Total	$333,827	$390,922	$379,024	$386,700	$377,124

(1)	We define Adjusted EBITDA as net (loss) income plus cumulative effect of accounting change, income tax (expense) benefit, (loss) gain on sale of property and equipment, net interest expense, impairment of broadcast licenses, depreciation and amortization, and noncash employee compensation. See “—Non-GAAP Financial Measure” and footnote (2) under “Selected Historical Consolidated Financial and Other Data” for a reconciliation of Adjusted EBITDA to net cash provided by operating activities.

Three Months Ended March 31, 2006 Compared to the Three Months Ended March 31, 2005

Net Revenues.    Net revenues increased by $1.7 million, or 8.3%, to $22.2 million for the three months ended March 31, 2006, from $20.5 million for the same period in 2005. This increase was primarily attributable to revenue growth from our television stations in California and Texas as well as our radio stations in Houston. This revenue growth resulted from improved ratings in our television stations due to the popularity of our internally produced programming and the performance of our Houston radio stations. We have also begun to offer advertisers product integration in our television programming, which has resulted in increased revenues from our television advertisers.

Net revenues for our radio segment increased by $0.2 million, or 1.9%, to $9.8 million for the three months ended March 31, 2006, from $9.6 million for the same period in 2005. This increase was attributable to revenue growth in our Houston radio stations. Our percentage increase in revenue growth for our radio segment was partially dampened by our results posted in the first quarter of 2005, when our radio segment net revenues increased by 7.6%.

Net revenues for our television segment increased by $1.5 million, or 13.9%, to $12.4 million for the three months ended March 31, 2006, from $10.9 million for the same period in 2005. This increase was attributable to revenue growth in our California and Texas stations reflecting improved ratings performance and new advertising strategies for our clients.

We currently anticipate net revenue growth for 2006 from both our radio and television segments due to increased advertising time sold and increased advertising rates. Our creative, internally produced programming, focused sales strategy and the expected continued demand for Spanish-language advertising should continue to increase our advertising time sold and advertising rates in 2006 for both segments.

Total operating expenses.    Total operating expenses increased by $1.9 million, or 14.3%, to $14.9 million for the three months ended March 31, 2006 from $13.0 million for the same period in 2005. This increase was due to:

(1)	a $0.7 million increase in selling, general and administrative expenses due to (a) higher salaries, commissions and other selling expenses, as a result of net revenue growth in our radio and television segments and (b) moderate increases in other general and administrative expenses associated with our revenue growth,

(2)	a $0.6 million increase in noncash employee compensation. Our deferred compensation liability can increase in future periods based on changes in the applicable employee’s vesting percentage, which is based on time and performance measures, and can increase or decrease in future periods based on changes in our net value. See “—Critical Accounting Policies—Deferred Compensation.”

(3)	a $0.5 million increase in program, promotional and technical expenses primarily related to additional production of in-house television programs such as El Show de Don Cheto, Estudio 2, and Secretos Houston and partially offset by the savings in costs related to the cancellation of our in-house television programs, Gana La Verde and Segunda Cita, and

(4)	a $0.1 million increase in depreciation and amortization expense, primarily due to increased capital expenditures for our existing properties.

Upon the closing of this offering, we currently anticipate an immediate change in our “net value” based on an assumed initial public offering price of $         per share. Assuming this offering closed on March 31, 2006, our deferred compensation expense would have been approximately $         million, which represents a difference of $         million from the amount we had expensed as of March 31, 2006.

We believe that our total operating expenses, before consideration of any impairment charges, will increase through the end of 2006 due to increased programming costs for our radio and television segments and increased sales commissions and administrative expenses associated with our anticipated net revenue growth. Continued growth in expenses may also occur as a result of the acquisition of radio and television assets that we may complete. We anticipate that the growth rate of our 2006 total operating expenses, excluding noncash employee compensation and any impairment charges, will be lower than the growth rate of our 2006 net revenue. This expectation could be negatively impacted by the number and size of additional radio and television assets that we may acquire, if any, and expenses related to our being a publicly traded company as a result of this offering.

Total operating expenses for our radio segment increased by $0.8 million, or 14.1%, to $6.0 million for the three months ended March 31, 2006, from $5.2 million for the same period in 2005. This change was primarily the result of a $0.6 million increase in noncash employee compensation.

Total operating expenses for our television segment increased by $1.1 million, or 14.4%, to $8.9 million for the three months ended March 31, 2006, from $7.8 million, for the same period in 2005. This increase was primarily the result of:

(1)	a $0.6 million increase in selling, general and administrative expenses related to (a) higher sales salaries and commissions associated with our growth in net revenue and (b) general expense increases associated with revenue growth,

(2)	a $0.4 million increase in program, promotional and technical expenses, relating to the additional production of in-house programming, and

(3)	a $0.1 million increase in depreciation expense, primarily resulting from increased capital expenditures for our existing properties.

Interest expense, net.    Interest expense, net increased by $2.2 million, or 30.4%, to $9.4 million for the three months ended March 31, 2006, from $7.2 million for the corresponding period in 2005. This change is primarily attributable to (i) additional accretion on LBI Media Holdings’ Senior Discount Notes, (ii) higher interest rates on borrowings under LBI Media’s prior senior revolving credit facility, and (iii) an increase in the fair value of our redeemable stock purchase warrants.

As a result of this offering, we plan to use a portion of the proceeds to redeem a portion of our outstanding indebtedness. See “Use of Proceeds.” Consequently, excluding charges associated with the redemption of our senior discount notes, we expect our interest expense to decrease during 2006. However, our interest expense may increase in 2006 if, for example, we acquire additional radio or television station assets, which may require us to borrow additional amounts under LBI Media’s senior revolving credit facility.

Net loss.    We recognized net loss of $2.1 million for the three months ended March 31, 2006, as compared to net income of $0.3 million for the same period in 2005, a decrease of $2.4 million. This change was attributable to the factors noted above.

Adjusted EBITDA.    Adjusted EBITDA increased by $0.6 million, or 6.5% to $9.3 million for the three months ended March 31, 2006 from $8.7 million for the same period in 2005. Adjusted EBITDA increased as a result of increased Adjusted EBITDA in our television segment. See “—Non-GAAP Financial Measures.”

Adjusted EBITDA for our radio segment increased approximately $33,000, or 0.7%, to $4.7 million for the three months ended March 31, 2006 compared to the three months ended March 31, 2005.

Adjusted EBITDA for our television segment increased by $0.6 million, or 13.1%, to $4.6 million for the three months ended March 31, 2006, from $4.0 million for the same period in 2005. The increase was primarily the result of a higher increase in advertising revenues, particularly from our Los Angeles and Texas stations, than the increase in our operating expenses before income tax expense, net interest expense, noncash employee compensation and depreciation and amortization.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net Revenues.    Net revenues increased by $6.1 million, or 6.6%, to $97.5 million for the year ended December 31, 2005, from $91.4 million in 2004. This increase was primarily attributable to revenue growth from our radio stations in the Los Angeles and Houston markets as well as our Dallas television station. Our percentage increase in revenue growth was partially dampened by results posted during 2004, when our revenues increased 8.8% from 2003.

Net revenues for our radio segment increased by $5.1 million, or 11.4%, to $49.9 million for the year ended December 31, 2005, from $44.8 million in 2004. This increase was primarily attributable to increased revenues from local and national advertisers during 2005, as compared to 2004. Our percentage increase in revenue growth for our radio segment was partially attributable to our results posted in 2004, when net revenues for our radio segment declined slightly by 1.9%.

Net revenues for our television segment increased by $1.0 million, or 2.1%, to $47.6 million for the year ended December 31, 2005, from $46.7 million in 2004. This increase was primarily attributable to advertising revenue increases at our Texas television stations. Advertising revenues at our television operations in California remained relatively stable from 2004 to 2005. Our percentage increase in revenue growth for our television segment was dampened by results posted during 2004, when our revenues for our television segment increased 21.5% from 2003.

The overall increase in net revenues for our television segment was offset by a decline in revenues from the leasing of our television production facility, Empire Burbank Studios, Inc. This resulted from an increase in the use of the facility for the production of in-house programming, thereby reducing available leasing space. We expect to continue using space in our production facility primarily to produce our internal programs and therefore expect future leasing revenues to be minimal. As a result, we believe that in order to provide a comparable basis for evaluating our results for the year ended December 31, 2005 compared to the same period in 2004, it is necessary to exclude net revenues of $0.1 million generated from leasing this facility in 2004. See “—Non-GAAP Financial Measures.” Below is a reconciliation of net revenues for our television segment, prepared and presented in accordance with U.S. generally accepted accounting principles, to net revenues excluding leasing revenues from our production facility:

	Year Ended December 31,
	2004	2005
	(in thousands)
Net revenues for television segment	$46,655	$47,620
Less: Television production facility leasing revenues	(122)	—

Net revenues for television segment excluding production facility leasing revenues	$46,533	$47,620

Total operating expenses.    Total operating expenses increased by $10.1 million, or 17.9%, to $66.7 million for the year ended December 31, 2005 from $56.6 million in 2004. The increase was due primarily to a $10.3 million noncash charge to reduce the carrying value of three of our broadcast licenses. The increase was also a result of:

(1)	a $2.7 million increase in selling, general and administrative expenses due to (a) higher salaries and commissions (excluding commissions to our national sales representative, SMRT, that merged into a subsidiary of LBI Media, Inc. in April 2005), (b) additional operating expenses related to the operation of our television station, KMPX-TV, acquired in January 2004 and (c) moderate increases in other general and administrative expenses associated with our revenue growth,

(2)	a $2.0 million increase in depreciation expense, primarily due to increased capital expenditures for our existing properties and an impairment write-down of approximately $864,000 relating to one of our broadcast towers that is scheduled to be replaced in 2006, and

(3)	a $1.2 million increase in program and technical expenses primarily related to (a) additional production of in-house television programs, (b) incremental expenses related to our new television station in the Dallas-Fort Worth market, which began operations in January 2004 and (c) higher music license fees.

The increases in expenses described above were offset by (i) a $5.3 million decrease in noncash employee compensation, and (ii) a $1.2 million decrease in costs associated with our anticipated initial public offering, which were expensed. Our deferred compensation liability can increase in future periods based on changes in the applicable employee’s vesting percentage, which is based on time and performance measures, and can increase or decrease in future periods based on changes in our net value. See “—Critical Accounting Policies—Deferred Compensation.”

Total operating expenses for our radio segment decreased by $2.3 million, or 8.6%, to $25.0 million for the year ended December 31, 2005, from $27.3 million in 2004. This decrease was primarily due to a $5.3 million decrease in noncash employee compensation. The decrease was also the result of:

(1)	a $0.6 million decrease in costs associated with our anticipated initial public offering, which were expensed, and

(2)	a $0.1 million decrease in program and technical expenses.

The decreases in expenses described above were offset by (i) a $1.8 million noncash charge to reduce the carrying value of two of our broadcast licenses, (ii) a $1.3 million increase in depreciation, (iii) a $0.5 million increase in selling, general and administrative expenses primarily from our Houston stations, and (iv) a $0.1 million increase in outside promotional expenses. See “—Critical Accounting Policies—Intangible Assets” for a discussion of the impairment charges to our broadcast licenses.

Total operating expenses for our television segment increased by $12.5 million, or 42.8%, to $41.7 million for the year ended December 31, 2005, from $29.2 million in 2004. This increase was primarily the result of an $8.4 million noncash charge to reduce the carrying value of one of our broadcast licenses. See “—Critical Accounting Policies—Intangible Assets” for a discussion of the impairment charges to our broadcast licenses. This increase was also due to:

(1)	a $2.2 million increase in selling, general and administrative expenses related to (a) higher sales salaries and commissions (excluding commissions to SMRT that merged into a subsidiary of LBI Media, Inc. in April 2005), and (b) incremental costs associated with our Dallas-Fort Worth television station acquired in January 2004,

(2)	a $1.4 million increase in program and technical expenses related to (a) the additional production of in-house programming, (b) the incremental costs associated with our television station in the Dallas-Fort Worth market acquired in January 2004, and (c) higher music license fees, and

(3)	a $0.8 million increase in depreciation expense, primarily resulting from increased capital expenditures for our existing properties.

The increases described above were offset by a $0.6 million decrease in costs associated with our anticipated initial public offering, which were expensed.

The overall increase in operating expenses for our television segment was offset in part by a decline in expenses relating to the leasing of our television production facility, Empire Burbank Studios, Inc. This resulted from an increase in the use of the facility for the production of in-house programming, thereby reducing available leasing space. We expect to continue using space in our production facility primarily to produce our internal programs and therefore expect future leasing expenses to be minimal. As a result, we believe that in order to provide a comparable basis for evaluating our results for the year ended December 31, 2005, compared to 2004, it is necessary to exclude $43,000 in expenses related to the leasing of this facility in 2004. See “—Non-GAAP Financial Measures.” Below is a reconciliation of total operating expenses for our television segment, prepared and presented in accordance with U.S. generally accepted accounting principles, to total operating expenses excluding our production facility leasing expenses:

	Year Ended December 31,
	2004	2005
	(in thousands)
Television segment operating expenses	$29,228	$41,732
Less: Television production facility leasing expenses	(43)	—

Television segment operating expenses excluding production facility leasing expenses	$29,185	$41,732

Interest expense, net.    Interest expense, net decreased by $7.7 million, or 21.6%, to $28.0 million for the year ended December 31, 2005, from $35.7 million in 2004. This change is primarily attributable to the $8.2 million decrease in the fair value of our redeemable stock purchase warrants, partially offset by (i) additional accretion on LBI Media Holding’s senior discount notes issued in October 2003 and (ii) higher interest rates on borrowings under LBI Media Inc.’s prior senior credit facility.

Net income.    We recognized a net income of $2.6 million for the year ended December 31, 2005, as compared to a net loss of $1.9 million in 2004, an increase in net income of $4.8 million. This change was attributable to the factors noted above.

Adjusted EBITDA.    Adjusted EBITDA increased by $2.9 million, or 6.7%, to $45.8 million for the year ended December 31, 2005 from $42.9 million in 2004. The increase was primarily attributable to the overall net revenue growth, particularly in our radio segment and our Texas television operations, offset by an overall increase in operating expenses before income tax expense, net gain or loss on sale of short-term investments and property and equipment, net interest expense, noncash employee compensation, impairment of broadcast licenses, and depreciation and amortization. See “—Non-GAAP Financial Measures.” For a reconciliation of Adjusted EBITDA to net cash provided by operating activities, see footnote (2) under “Selected Historical Consolidated Financial and Other Data.”

Adjusted EBITDA for our radio segment increased by $5.2 million, or 23.3%, to $27.7 million for the year ended December 31, 2005 from $22.5 million in 2004. The increase was primarily the result of higher local and national advertising revenue during 2005, resulting from (i) an increase in advertising time sold to local and national advertisers and (ii) improved ratings for our stations.

Adjusted EBITDA for our television segment decreased by $2.3 million, or 11.4%, to $18.1 million for the year ended December 31, 2005, from $20.4 million for the same period in 2004. The decrease was primarily the result of an overall increase in operating expenses before income tax expense, net gain or loss on sale of property and equipment, net interest expense, noncash employee compensation, impairment of broadcast licenses and depreciation and amortization, while net revenues for our television segment remained relatively stable.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Net Revenues.    Net revenues increased by $7.4 million, or 8.8%, to $91.4 million for the year ended December 31, 2004, from $84.0 million in 2003. This increase was primarily attributable to revenue growth from our television segment, including additional revenue from our station in the Dallas-Fort Worth market, KMPX-TV, acquired in January 2004. The increase in revenues from our television segment was offset by a modest decline in revenues from our radio division, primarily resulting from lower national advertising time sold and results posted during 2003, when revenue growth from our radio segment was 16.1%.

Net revenues for our radio segment decreased by $0.8 million, or 1.9%, to $44.8 million for the year ended December 31, 2004, from $45.6 million in 2003. This decline was primarily attributable to (i) lower national advertising revenue resulting from a decrease in advertising time sold to national advertisers and (ii) results posted during 2003, when revenue growth was 16.1%.

Net revenues for our television segment increased by $8.2 million, or 21.5%, to $46.6 million for the year ended December 31, 2004, from $38.4 million in 2003. This increase was attributable to revenue growth in our California and Texas markets, resulting from improved programming ratings, which has enabled us to raise advertising rates and increase advertising time sold. In addition, the growth in revenue from our television segment benefited from incremental revenues from our new Dallas-Fort Worth station, KMPX-TV, acquired in January 2004.

The overall increase in net revenues for our television segment was offset in part by a $1.2 million decline in revenues from the leasing of our television production facility, Empire Burbank Studios, Inc. This resulted from an increase in the use of the facility for the production of in-house programming, thereby reducing available leasing space. We expect to continue using space in our production facility primarily to produce our internal programs and therefore expect future leasing revenues to be minimal. As a result, we believe that in order to provide a comparable basis for evaluating our results for the year ended December 31, 2004, compared to the same period in 2003, it is necessary to exclude net revenues generated from leasing this facility. See “—Non-GAAP Financial Measures.” Below is a reconciliation of net revenues for our television segment, prepared and presented in accordance with U.S. generally accepted accounting principles, to net revenues excluding leasing revenues from our production facility:

	Year Ended December 31,
	2003	2004
	(in thousands)
Net revenues for television segment	$38,406	$46,655
Less: Television production facility leasing revenues	(1,332)	(122)

Net revenues for television segment excluding production facility leasing revenues	$37,074	$46,533

Total operating expenses.    Total operating expenses increased by $9.5 million, or 20.2%, to $56.6 million for the year ended December 31, 2004 from $47.1 million in 2003. This increase was due to:

(1)	a $3.4 million increase in program and technical expenses related to (a) additional production of in-house television programs, (b) incremental expenses related to our television station in the Dallas-Fort Worth market, which began operations in January 2004 and (c) higher music license and ratings service fees,

(2)	a $2.6 million increase in selling, general and administrative expenses due to (a) higher sales salaries, commissions and other selling expenses, reflecting net revenue growth in our television segment, (b) additional expenses related to the operation of our recently acquired television station, KMPX-TV, in January 2004 and (c) moderate increases in other general and administrative expenses associated with our revenue growth,

(3)	a $1.6 million increase in depreciation expense, primarily due to (a) incremental expenses related to the acquisition of selected assets of KMPX-TV in January 2004, (b) the completion of our corporate office and television production facility in Houston during the first quarter of 2004 and (c) increased capital expenditures for our existing properties during 2004,

(4)	a $0.7 million increase in noncash employee compensation. Our deferred compensation liability can increase in future periods based on changes in the applicable employee’s vesting percentage, which is based on time and performance measures, and can increase or decrease in future periods based on changes in our net value, and

(5)	$1.5 million of costs associated with our anticipated initial public offering.

The increases in expenses described above were offset by a $0.2 million decline in promotional expenses, resulting from a decrease in television promotional activity in our Los Angeles and Houston markets.

Total operating expenses for our radio segment increased by $2.0 million, or 7.9%, to $27.3 million for the year ended December 31, 2004, from $25.4 million in 2003. This increase was primarily the result of:

(1)	a $0.6 million increase in program and technical expenses, primarily due to (a) an increase in programming compensation and (b) higher music license and ratings service fees,

(2)	a $0.7 million increase in depreciation expense, primarily resulting from (a) the completion of our Houston corporate office and production facility in the first quarter of 2004 and (b) additional capital expenditures for our existing stations in 2004,

(3)	a $0.7 million increase in noncash employee compensation, and

(4)	$0.7 million of costs associated with our anticipated initial public offering.

The increases in expenses described above were offset by a (i) $0.5 million decline in selling, general and administrative expenses, resulting from the absence of local marketing agreement fees for the year ended December 31, 2004, and (ii) a $0.3 million decrease in promotional expenses.

Total operating expenses for our television segment increased by $7.5 million, or 34.5%, to $29.2 million for the year ended December 31, 2004, from $21.7 million in 2003. This increase was primarily the result of:

(1)	a $2.9 million increase in program and technical expenses related to (a) the additional production of in-house programming, (b) the incremental costs associated with our newly acquired television station in the Dallas-Fort Worth market, and (c) higher music license and ratings service fees,

(2)	a $3.0 million increase in selling, general and administrative expenses related to (a) higher sales salaries and commissions associated with our growth in net revenue, (b) incremental costs associated with our Dallas-Fort Worth television station acquired in January 2004 and (c) general expense increases associated with revenue growth,

(3)	a $0.9 million increase in depreciation expense, primarily resulting from (a) the completion of our corporate office and television production facility during the first quarter of 2004 and (b) incremental expenses relating to the additional property and equipment acquired with our most recent asset acquisitions in 2004, and

(4)	$0.7 million of costs associated with our anticipated initial public offering.

For the years ended December 31, 2004 and 2003, total operating expenses for our television segment include $0.1 million and $0.4 million, respectively, in expenses relating to the leasing of our television production facility, Empire Burbank Studios. During 2003, we began using space in this facility for the production of in-house programming, thereby reducing available leasing space. We expect to continue using space in our production facility primarily to produce our internal programs and therefore expect future leasing expenses to be minimal. As a result, we believe that in order to provide a comparable basis for evaluating our results for the year ended December 31, 2004, compared to the same period in 2003, it is necessary to exclude expenses related to the leasing of this facility. See “—Non-GAAP Financial Measures.” Below is a reconciliation of total operating expenses for our television segment, prepared and presented in accordance with U.S. generally accepted accounting principles, to total operating expenses excluding our production facility leasing expenses:

	Year Ended December 31,
	2003	2004
	(in thousands)
Television segment operating expenses	$21,723	$29,228
Less: Television production facility leasing expenses	(377)	(43)

Television segment operating expenses excluding production facility leasing expenses	$21,346	$29,185

Interest expense, net.    Interest expense, net increased by $5.3 million, or 20.1%, to $35.7 million for the year ended December 31, 2004, from $30.4 million in 2003. This change is primarily attributable to (i) additional accretion on LBI Media Holdings, Inc.’s senior discount notes issued in October 2003, (ii) an increase in the fair value of our redeemable stock purchase warrants, and (iii) additional borrowings under LBI Media, Inc.’s prior senior revolving credit facility in 2004 to complete the KMPX-TV and KNOR-FM asset acquisitions in January 2004 and July 2004, respectively.

Net (loss) income.    We recognized a net loss of $1.9 million for the year ended December 31, 2004, as compared to net income of $6.5 million in 2003, a decrease of $8.4 million. This change was attributable to the factors noted above.

Adjusted EBITDA.    Adjusted EBITDA increased by $214,000, or 0.5%, to $42.9 million for the year ended December 31, 2004, from $42.7 million in 2003. This increase was primarily attributable to net revenue growth from our existing television stations in the California and Texas markets, and the addition of our television station in the Dallas-Fort Worth market, offset by a decline in net revenues from our radio segment and moderate increases in total operating expenses before income tax expense, net gain or loss on sale of property and equipment, net interest expense, noncash employee compensation or benefit, depreciation and amortization, and impairment of broadcast licenses. See “—Non-GAAP Financial Measures.” For a reconciliation of Adjusted EBITDA to net cash provided by operating activities, see footnote (2) under “Selected Historical Consolidated Financial and Other Data.”

Adjusted EBITDA for our radio segment decreased by $1.4 million, or 6.0%, to $22.5 million for the year ended December 31, 2004, from $23.9 million for the same period in 2003. The decrease was primarily the result of lower national advertising revenue during 2004, resulting from (i) a decrease in advertising time sold to national advertisers and (ii) strong results posted during the year ended December 31, 2004, when revenue growth was 16.1%.

Adjusted EBITDA for our television segment increased by $1.6 million, or 8.7%, to $20.4 million for the year ended December 31, 2004, from $18.8 million for the same period in 2003. The increase was primarily the result of our television revenue growth in our California and Texas markets, resulting from our improved programming ratings and the addition of KMPX-TV in January 2004, offset by moderate increases in total operating expenses before income tax expense, net gain or loss on sale of property and equipment, net interest expense, noncash employee compensation or benefit, depreciation and amortization, and impairment of broadcast licenses.

For the year ended December 31, 2004 and 2003, Adjusted EBITDA for our television segment includes $79,000 and $1.0 million, respectively, in Adjusted EBITDA relating to the leasing of our television production facility, Empire Burbank Studios. During 2003, we began using space in this facility for the production of in-house programming, thereby reducing available leasing space. As a result, we believe that in order to provide a comparable basis for evaluating our results for the year ended December 31, 2004, compared to the same period in 2003, it is necessary to exclude Adjusted EBITDA related to the leasing of this facility. Below is a reconciliation of operating income for our television segment, prepared and presented in accordance with U.S. generally accepted accounting principles, to Adjusted EBITDA excluding the leasing of our production facility:

	Year Ended December 31,
	2003	2004
Television segment operating income	$16,683	$17,427
Depreciation	2,099	3,002
Television segment Adjusted EBITDA related to the leasing of production facility	(955)	(79)

Television segment Adjusted EBITDA excluding Adjusted EBITDA related to the leasing of the production facility	$17,827	$20,350

Liquidity and Capital Resources

LBI Media’s Senior Credit Facilities

Our primary sources of liquidity are cash provided by operations and available borrowings under our subsidiary’s, LBI Media’s, new $150.0 million senior revolving credit facility. On May 8, 2006, LBI Media refinanced its prior $220.0 million senior revolving credit facility with a new $150.0 million senior revolving credit facility and a new $110.0 million senior term loan facility.

Borrowings under LBI Media’s prior senior revolving credit facility bore interest at a rate based on LIBOR, or a base rate, plus an applicable margin that was dependent upon LBI Media’s leverage ratio (as defined in the prior senior credit agreement). As of March 31, 2006, LBI Media had approximately $117.1 million aggregate principal amount outstanding under the prior senior revolving credit facility.

The new senior credit facilities that LBI Media entered into on May 8, 2006 consist of a $150.0 million senior revolving credit facility and $110.0 million senior term loan facility. LBI Media has the option to request its lenders to increase the aggregate amount of the new senior credit facilities by an amount equal to no more than $50.0 million; however, LBI Media’s lenders are not obligated to do so. The increases under the new senior revolving credit facility and the new senior term loan credit facility, taken together, cannot exceed $50.0 million in the aggregate. Under the new senior revolving credit facility, LBI Media has a swing line sub-facility equal to an amount of not more than $5.0 million. Letters of credit are also available to LBI Media under the new senior revolving credit facility. Aggregate letters of credit outstanding at any time may not exceed the lesser of $5.0 million or the available revolving commitment amount. There are no scheduled reductions of commitments under the new senior revolving credit facility. Under the new senior term loan facility, LBI Media must pay 0.25% of the original principal amount of the term loans each quarter, or $275,000, plus 0.25% of any additional principal amount incurred in the future under the senior term loan facility. The new senior credit facilities mature on March 31, 2012.

As of June 15, 2006, LBI Media had approximately $8.4 million aggregate principal amount outstanding under the new senior revolving credit facility and $110.0 million aggregate principal amount of outstanding senior term loans. Borrowings under the new senior credit facilities bear interest based on either, at LBI Media’s option, the base rate for base rate loans or the LIBOR rate for LIBOR loans, in each case plus the applicable margin stipulated in the new senior credit agreements. The base rate is the higher of (i) Credit Suisse’s prime rate and (ii) the Federal Funds Effective Rate (as published by the Federal Reserve Bank of New York) plus 0.50%. The applicable margin for revolving loans, which is based on LBI Media’s total leverage ratio, will range from 0% to 1.00% per annum for base rate loans and from 1.00% to 2.00% per annum for LIBOR loans. The applicable margin for term loans is 0.50% for base rate loans and 1.50% for LIBOR loans. The applicable margin for any future term loans will be agreed upon at the time those term loans are incurred. Interest on base rate loans is payable quarterly in arrears and interest on LIBOR loans is payable either monthly, bimonthly or quarterly depending on the interest period elected by LBI Media. All amounts that are not paid when due under either the new senior revolving credit facility or the new senior term loan facility will accrue interest at the rate otherwise applicable plus 2.00% until such amounts are paid in full.

Under the indentures governing LBI Media’s senior subordinated notes and LBI Media Holdings’ senior discount notes, LBI Media is limited in its ability to borrow under the new senior revolving credit facility. LBI Media may borrow up to $150.0 million under the new senior revolving credit facility without having to meet any restrictions under the indentures governing its senior subordinated notes and LBI Media Holdings’ senior discount notes (described below), but any amount over $150.0 million that LBI Media may borrow under the new senior revolving credit facility will be subject to LBI Media Holdings’ and LBI Media’s compliance with specified leverage ratios (as defined in the indentures governing LBI Media’s senior subordinated notes and LBI Media Holdings’ senior discount notes).

LBI Media’s new senior credit facilities contain customary restrictive covenants that, among other things, limit its ability to incur additional indebtedness and liens in connection therewith, pay dividends and make capital expenditures. Under the new senior revolving credit facility, LBI Media must also maintain a maximum total leverage ratio and a minimum ratio of EBITDA (as defined in the senior credit agreement) to cash interest expense.

LBI Media intends to repay all of the outstanding borrowings under its new senior revolving credit facility with the net proceeds contributed to it from this offering.

LBI Media’s Senior Subordinated Notes

In July 2002, LBI Media issued $150.0 million of senior subordinated notes that mature in 2012. Under the terms of LBI Media’s senior subordinated notes, LBI Media pays semi-annual interest payments of approximately $7.6 million each January 15 and July 15. The indenture governing LBI Media’s senior subordinated notes contains certain restrictive covenants that, among other things, limit LBI Media’s ability to incur additional indebtedness and pay dividends. As of March 31, 2006, LBI Media was in compliance with all these covenants.

LBI Media Holdings’ Senior Discount Notes

In October 2003, LBI Media Holdings issued $68.4 million aggregate principal amount at maturity of senior discount notes that mature in 2013. Under the terms of the senior discount notes, cash interest will not accrue or be payable on the senior discount notes prior to October 15, 2008 and instead the accreted value of the senior discount notes will increase until such date. Thereafter, cash interest on the senior discount notes will accrue at a rate of 11% per year payable semi-annually on each April 15 and October 15; provided, however, that LBI Media Holdings may make a cash interest election on any interest payment date prior to October 15, 2008. If LBI Media Holdings makes a cash interest election, the principal amount of the senior discount notes at maturity will be reduced to the accreted value of the senior discount notes as of the date of the cash interest election and cash interest will begin to accrue at a rate of 11% per year from the date we make such election. The indenture governing the senior discount notes contains certain restrictive covenants that, among other things, limit LBI Media Holdings’ ability to incur additional indebtedness and pay dividends to Liberman Broadcasting. LBI Media Holdings’ senior discount notes are structurally subordinated to LBI Media’s senior credit facilities and senior subordinated notes. We plan to redeem with the net proceeds of this offering $20.9 million of the $52.1 million accreted value at March 31, 2006 of the senior discount notes at a redemption price of 111.0% of the accreted value thereof to the redemption date. Assuming this redemption occurred on March 31, 2006, LBI Media Holdings would have incurred approximately $2.9 million in charges, of which approximately $0.6 million relates to the noncash write-off of previously deferred financing costs.

Liberman Broadcasting’s 9% Subordinated Notes

In March 2001, Liberman Broadcasting issued $30.0 million principal amount of 9% subordinated notes. The 9% subordinated notes are subordinate in right of payment to LBI Media’s senior credit facilities and LBI Media’s senior subordinated notes and are structurally subordinated to LBI Media Holdings’ senior discount notes. The 9% subordinated notes will mature on the earliest of (i) January 31, 2014, (ii) their acceleration following the occurrence and continuance of a material event of default, (iii) a merger, sale or similar transaction involving Liberman Broadcasting or substantially all of the subsidiaries of Liberman Broadcasting, (iv) a sale or other disposition of a majority of Liberman Broadcasting’s issued and outstanding capital stock or other rights giving a third party a right to elect a majority of Liberman Broadcasting’s board of directors and (v) the date on which the warrants issued in connection with Liberman Broadcasting’s 9% subordinated notes are repurchased pursuant to the call options applicable to the warrants. Interest is not payable until maturity. We plan to redeem all of the outstanding 9% subordinated notes at a redemption price of 100.0% with a portion of the net proceeds of this offering. Assuming this redemption occurred on March 31, 2006, Liberman Broadcasting would have incurred approximately $0.7 million in noncash expenses relating to the write-off of previously deferred financing costs and a $3.3 million gain resulting from the early retirement of the 9% subordinated notes.

In connection with these 9% subordinated notes, Liberman Broadcasting also issued warrants to purchase shares of our common stock. The warrants have a put feature, which would allow the warrant holders at any time on or after the maturity date of the 9% subordinated notes, to require Liberman Broadcasting to repurchase the warrants or common stock issued upon exercise of the warrants at fair market value under certain events, and a call feature, which would allow Liberman Broadcasting to repurchase the warrants at its option under certain events. Certain mergers, combinations or sales of assets of Liberman Broadcasting, however, will not trigger the put right, even though such events would have accelerated the obligations under the 9% subordinated notes. The holders of these warrants have executed irrevocable instructions for the exercise of the warrants into              shares of Class A common stock at the closing of this offering. We also intend to enter into an agreement with the holders of the warrants to terminate certain of their rights under the warrant agreement, including the put and call rights, upon the closing of this offering.

Empire Burbank Studios’ Mortgage Note

On July 1, 2004, one of our indirect, wholly owned subsidiaries, Empire Burbank Studios, issued an installment note for approximately $2.6 million. The loan is secured by Empire Burbank Studios’ real property and bears interest at 5.52% per annum. The loan is payable in monthly principal and interest payments of approximately $21,000 through maturity in July 2019.

Summary of Indebtedness

The following table summarizes our indebtedness at March 31, 2006, after giving effect to the refinancing of LBI Media’s senior credit facility:

Issuer	Form of Debt	Principal Amount Outstanding	Scheduled Maturity	Interest Rate
LBI Media, Inc.	$150.0 million senior secured revolving credit facility	$7.1 million(1)	March 31, 2012	LIBOR or base rate, plus an applicable margin dependent on LBI Media’s leverage ratio

LBI Media, Inc.	Senior secured term loan facility	$110.0 million(1)	March 31, 2012	LIBOR or base rate, plus an applicable margin dependent on LBI Media’s leverage ratio

LBI Media, Inc.	Senior subordinated notes	$150.0 million	July 15, 2012	10.125%

LBI Media Holdings, Inc.	Senior discount notes	$68.4 million aggregate principal amount at maturity	October 15, 2013	11%

Liberman Broadcasting, Inc.	9% subordinated notes	$46.3 million (includes interest paid-in-kind)	January 31, 2014	9% until September 20, 2009; 13% thereafter

Empire Burbank Studios, Inc.	Mortgage note	$2.4 million	July 1, 2019	5.52%

(1)	LBI Media’s prior $220.0 million senior revolving credit facility was refinanced on May 8, 2006. The outstanding borrowings of $7.1 million under the new senior revolving credit facility, reflects outstanding borrowings of $117.1 million as of March 31, 2006 under LBI Media’s prior senior revolving credit facility, assuming $110.0 million was converted to the new senior term loan facility and the remaining $7.1 million outstanding as of March 31, 2006 had been converted to the new senior revolving credit facility.

Cash Flows

Cash and cash equivalents were $5.7 million, $1.8 million and $0.8 million at December 31, 2004 and 2005 and March 31, 2006, respectively.

Net cash flow used in operating activities was $3.5 million and $3.1 million for the three months ended March 31, 2005 and 2006, respectively. The increase in our net cash flow provided by operating activities was primarily the result of an increase in accounts receivable collections and a reduction in program acquisitions partially offset by accounts payable and accrued expenses paid during the first three months of 2006, as compared to the same period in 2005. Net cash flow provided by operating activities was $20.3 million and $19.8 million for the years ended December 31, 2004 and 2005, respectively. The slight decrease in our net cash flow provided by operating activities was primarily the result of the timing of collections of accounts receivable partially offset by the timing of progress payments associated with the construction of the new tower site for our Dallas-Fort Worth radio station, KNOR-FM.

Net cash flow used in investing activities was $2.5 million and $1.7 million for the three months ended March 31, 2006 and 2005, respectively. The increase in net cash flow used in investing activities is attributable to the increase in capital expenditures from $1.7 million during the first three months of 2005 to $2.5 million for the first three months of 2006. Net cash flow used in investing activities was $62.4 million and $13.5 million for the years ended December 31, 2004 and 2005, respectively. Net cash flow used in investing activities in 2004 includes $51.8 million attributable to the acquisitions of selected radio and television station assets. The net cash flow used in investing activities in 2005 includes $4.1 million attributable to the acquisition of SMRT. The net cash flow used in investing activities for the years ended December 31, 2004 and 2005 also reflects capital expenditures of $10.9 million and $9.4 million, respectively.

Net cash flow provided by financing activities was $2.4 million and $4.6 million for the three months ended March 31, 2005 and 2006, respectively. The net cash flow provided by financing activities for the three months ended March 31, 2006 reflects additional borrowings of $5.0 million under LBI Media’s prior senior revolving credit facility in the first three months of 2006 offset by repayments of our long-term debt and bank borrowings. Net cash flow provided by financing activities was $41.2 million for the year ended December 31, 2004 and net cash flow used in financing activities was $10.2 million for the year ended December 31, 2005. The net cash flow provided by financing activities in 2004 was primarily attributable to the additional funds borrowed under LBI Media’s prior senior revolving credit facility in 2004 to acquire the selected assets of KMPX-TV and KNOR-FM in the Dallas-Fort Worth, Texas Market. The net cash flow used in financing activities for the years ended December 31, 2004 and 2005 each reflects principal payments on outstanding borrowings under LBI Media’s prior senior revolving credit facility of $20.3 million and $18.6 million, respectively.

Contractual Obligations

We have certain cash obligations and other commercial commitments, which will impact our short- and long-term liquidity. At March 31, 2006, such obligations and commitments were LBI Media’s prior senior revolving credit facility, which LBI Media refinanced on May 8, 2006, and LBI Media’s senior subordinated notes, LBI Media Holdings’ senior discount notes, Liberman Broadcasting’s subordinated notes, certain non-recourse debt of one of our wholly owned subsidiaries, our operating leases and contractual commitments related to the construction of four new broadcast towers as follows:

	Payments due by Period from March 31, 2006
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long term debt	$628,636,213	$24,516,751	$48,809,432	$63,564,833	$491,745,197
Operating leases	14,722,650	1,391,729	2,680,903	2,436,473	8,213,545
Purchase obligations	8,337,904	6,390,659	1,947,245	—	—

Total contractual cash obligations	$651,696,767	$32,299,139	$53,437,580	$66,001,306	$499,958,742

The above table includes principal and interest payments under our debt agreements based on our interest rates as of March 31, 2006 and assumes no additional borrowings on LBI Media’s new senior revolving credit facility until the facility matures in 2012. The above table also reflects the scheduled principal payments required under the new senior term loan facility and the maturity date of the new senior credit facilities of March 31, 2012. The above table does not reflect any deferred compensation amounts we may ultimately pay.

Expected Use of Cash Flows

For both our radio and television segments, we have historically funded, and will continue to fund, expenditures for operations, selling, general and administrative expenses, capital expenditures and debt service from our operating cash flow and borrowings under LBI Media’s senior revolving credit facility. For our television segment, our planned uses of liquidity during the next twelve months will include the addition of digital transmission equipment and other production equipment for our Texas and Los Angeles television stations at an estimated cost of $2.6 million. For our radio segment, our planned uses of liquidity during the next twelve months will include the construction of a new tower site for our Dallas-Fort Worth radio station, KNOR-FM, at an estimated cost of $4.0 million. We are also upgrading several of our radio stations and towers located in the Houston market which we expect will cost approximately $3.0 million over the next twelve months. We are also scheduled to make a payment for deferred compensation under our employment agreements over the next twelve months, for which we have accrued $9.2 million in deferred compensation liability as of March 31, 2006. A part of this amount is currently payable in cash. We are discussing alternatives to a cash payment, including allowing the employee to convert his accrued amount into our common stock as a part of this offering. The remainder of the payments are due in the first half of 2007 and those amounts may be paid in cash or common stock at our option as a result of this offering.

We have used, and expect to continue to use, a significant portion of our capital resources to fund acquisitions. Future acquisitions will be funded from amounts available under LBI Media’s new senior revolving credit facility, the proceeds of future equity or debt offerings and our internally generated cash flows. We believe that our cash on hand, cash provided by operating activities and borrowings under LBI Media’s new senior revolving credit facility will be sufficient to permit us to fund our contractual obligations and operations for at least the next twelve months.

Inflation

We believe that inflation has not had a material impact on our results of operations for each of our fiscal years in the three-year period ended December 31, 2005 or for the three months ended March 31, 2006. However, there can be no assurance that future inflation would not have an adverse impact on our operating results and financial condition.

Seasonality

Seasonal net revenue fluctuations are common in the television and radio broadcasting industry and result primarily from fluctuations in advertising expenditures by local and national advertisers. Our first fiscal quarter generally produces the lowest net broadcast revenue for the year.

Market Risk

Our exposure to market risk is currently confined to our cash and cash equivalents, changes in interest rates related to borrowings under LBI Media’s senior credit facilities, and changes in the fair value of LBI Media’s senior subordinated notes, LBI Media Holdings’ senior discount notes and Liberman Broadcasting’s subordinated notes. Because of the short-term maturities of our cash and cash equivalents, we do not believe that an increase in market rates would have any significant impact on the realized value of our investments. In July 2006, we entered into an interest rate swap agreement relating to approximately $80 million of our floating rate borrowings. The swap agreement has a five year term and commences in November 2006. We are not exposed to the impact of foreign currency fluctuations.

We are exposed to changes in interest rates on LBI Media’s new senior credit facilities. A hypothetical 10% increase in the interest rates applicable to the year ended December 31, 2005 would have increased interest expense by approximately $0.7 million. Conversely, a hypothetical 10% decrease in the interest rates applicable to the year ended December 31, 2005 would have decreased interest expense by approximately $0.7 million. At December 31, 2005, we believe that the carrying value of amounts payable under LBI Media’s prior senior credit facility approximated its fair value based upon current yields for debt issues of similar quality and terms.

The fair value of LBI Media’s, LBI Media Holdings’ and our fixed rate long-term debt is sensitive to changes in interest rates. Based upon a hypothetical 10% increase in the interest rate, assuming all other conditions affecting market risk remain constant, the market value of LBI Media’s, LBI Media Holdings’ and our fixed rate debt would have decreased by approximately $10.7 million at December 31, 2005. Conversely, a hypothetical 10% decrease in the interest rate, assuming all other conditions affecting market risk remain constant, would have resulted in an increase in market value of approximately $11.5 million at December 31, 2005. Management does not foresee nor expect any significant change in our exposure to interest rate fluctuations or in how such exposure is managed in the future.

Non-GAAP Financial Measure

We use the term “Adjusted EBITDA” throughout this prospectus. Adjusted EBITDA consists of net (loss) income plus cumulative effect of accounting change, income tax (expense) benefit, (loss) gain on sale of property and equipment, net interest expense, impairment of broadcast licenses, depreciation and amortization and noncash employee compensation.

This term, as we define it, may not be comparable to a similarly titled measure employed by other companies and is not a measure of performance calculated in accordance with U.S. generally accepted accounting principles, or GAAP.

Management considers this measure an important indicator of our liquidity relating to our operations, as it eliminates the effects of noncash items. Management believes liquidity is an important measure for our company because it reflects our ability to meet our interest payments under our substantial indebtedness and is a measure of the amount of cash available to grow our company through our acquisition strategy. This measure should be considered in addition to, but not as a substitute for or superior to, other measures of liquidity and financial performance prepared in accordance with GAAP, such as cash flows from operating activities, operating income and net income.

We believe Adjusted EBITDA is useful to an investor in evaluating our liquidity and cash flow because:

•	it is widely used in the broadcasting industry to measure a company’s liquidity and cash flow without regard to items such as depreciation and amortization and impairment of broadcast licenses. The broadcast industry uses liquidity to determine whether a company will be able to cover its capital expenditures and whether a company will be able to acquire additional assets and broadcast licenses if the company has an acquisition strategy. We believe that by eliminating the effect of non-cash items, Adjusted EBITDA provides a meaningful measure of liquidity;

•	it gives investors another measure to evaluate and compare the results of our operations from period to period by removing the impact of noncash expense items, such as noncash employee compensation, cumulative effects of accounting change and impairment of broadcast licenses. By removing the non-cash items, it allows our investors to better determine whether we will be able to meet our debt obligations as they become due; and

•	it provides a liquidity measure before the impact of a company’s capital structure by removing net interest expense items.

Our management uses Adjusted EBITDA:

•	as a measure to assist us in planning our acquisition strategy;

•	in presentations to our board of directors to enable them to have the same consistent measurement basis of liquidity and cash flow used by management;

•	as a measure for determining our operating budget and our ability to fund working capital; and

•	as a measure for planning and forecasting capital expenditures.

We also use non-GAAP numbers in the evaluation of our television segment. We exclude the results of the leasing of our production facility from our net revenue, operating expenses and Adjusted EBITDA amounts, because we began using our production facility for more in-house programming in 2003, thereby reducing available leasing space. As a result, we believe that in order to provide a comparable basis for evaluation of our results for the years ended December 31, 2004 and 2005, it is necessary to exclude the financial results related to the leasing of our television production facility. We had no leasing income in the three months ended March 31, 2006.

The SEC has adopted rules regulating the use of non-GAAP financial measures, such as Adjusted EBITDA, in filings with the SEC and in disclosures and press releases. These rules require non-GAAP financial measures to be presented with and reconciled to the most nearly comparable financial measure calculated and presented in accordance with GAAP. We have included a presentation of net cash provided by operating activities and a reconciliation to Adjusted EBITDA on a consolidated basis under “—Summary Consolidated Financial and Other Data” and “Selected Historical Consolidated Financial and Other Data.”

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to allowance for doubtful accounts, acquisitions of radio station and television station assets, intangible assets, deferred compensation and commitments and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following accounting policies and the related judgments and estimates affect the preparation of our consolidated financial statements.

Acquisitions of radio station and television assets

Our radio and television station acquisitions have consisted primarily of the FCC licenses to broadcast in a particular market (broadcast license). We generally acquire the existing format and change it upon acquisition. As a result, a substantial portion of the purchase price for the assets of a radio or television station is allocated to its broadcast license. The allocations assigned to acquired broadcast licenses and other assets are subjective by their nature and require our careful consideration and judgment. We believe the allocations represent appropriate estimates of the fair value of the assets acquired.

Allowance for bad debts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. A considerable amount of judgment is required in assessing the likelihood of ultimate realization of these receivables including our history of write-offs, relationships with our customers and the current creditworthiness of each advertiser. Our historical estimates have been a reliable method to estimate future allowances, with historical reserves averaging less than 9.0% of our outstanding receivables. If the financial condition of our advertisers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The effect of an increase in our allowance of 3% of our outstanding receivables as of March 31, 2006, from 9.3% to 12.3% or $1.4 million to $1.8 million, would result in an increase in pre-tax loss of $0.4 million for the three months ended March 31, 2006.

Intangible assets

We account for our broadcast licenses in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). We believe our broadcast licenses have indefinite useful lives given they are expected to indefinitely contribute to our future cash flows and that they may be continually renewed without substantial cost to us. As such, in accordance with SFAS 142, our broadcast licenses are reviewed for impairment at least annually.

We completed our annual impairment review of our broadcast licenses in the third quarter of 2005 and conducted another review of the fair value of some of our broadcast licenses in the fourth quarter of 2005. For purposes of our impairment testing, the unit of accounting is each individual FCC license or, in situations where there are multiple stations in a particular market that broadcast the same programming (i.e., simulcast), it is the cluster of stations broadcasting the programming. We determined the fair value of each of our broadcast licenses by assuming that entry into the particular market took place as of the valuation date and considered the signal coverage of the related station as well as the projected advertising revenues for the particular market(s) in which each station operates. We adjusted the projected total advertising revenues to be generated in certain of these markets downward due to a general slowdown in broadcast revenues in those markets, which was partially explained by greater competition for revenues from non-traditional media. We determined the fair value of each broadcast license primarily from projected total advertising revenues for a given market and did not take into consideration our format or management capabilities. As a result, the downward adjustment in projected revenues resulted in a decrease in the fair value of certain of our broadcast licenses. Our revenues are generated predominantly from local and regional advertisers and we believe the decrease in advertising in those markets will come primarily from national advertisers. Therefore, although we currently expect a downward trend in total overall advertising revenues in certain markets, we expect that companies that rely more heavily on national advertisers will be more impacted than us. The decrease in fair value of our broadcast licenses, however, resulted in impairment write downs of approximately $5.2 million and $5.1 million for the third and fourth quarters of 2005, respectively.

In assessing the recoverability of goodwill and indefinite life intangible assets, we must make assumptions about the estimated future cash flows and other factors to determine the fair value of these assets. Assumptions about future revenue and cash flows require significant judgment because of the current state of the economy and the fluctuation of actual revenue and the timing of expenses. We develop future revenue estimates based on projected ratings increases, planned timing of signal strength upgrades, planned timing of promotional events, customer commitments and available advertising time. Estimates of future cash flows assume that expenses will grow at rates consistent with historical rates. Alternatively, some stations under evaluation have had limited relevant cash flow history due to planned conversion of format or upgrade of station signal. The assumptions about cash flows after conversion reflect estimates of how these stations are expected to perform based on similar stations and markets and possible proceeds from the sale of the assets. If the expected cash flows are not realized, impairment losses may be recorded in the future. If we experienced a 10% decrease in the fair value of each of our broadcast licenses from that determined at September 30, 2005 (the most recent date a fair value determination was performed for each broadcast license) and take into consideration the effects of the impairment write-downs we recorded in the fourth quarter of 2005, we would require an additional impairment write-down of approximately $1.1 million.

Deferred compensation

We and one of our wholly owned subsidiaries have entered into employment agreements with certain employees. In addition to annual compensation and other benefits, these agreements provide the executives with the ability to participate in the increase of our “net value” over certain base amounts. We are required to pay any of these deferred compensation amounts due before the completion of this offering in cash. After the completion of this offering, we may pay any deferred compensation amounts owed in Class A common stock or cash, at our option. As part of the calculation of this incentive compensation, we used the income and market valuation approaches to determine our “net value.” The income approach analyzes future cash flows and discounts them to arrive at a current estimated fair value. The market approach uses recent sales and offering prices of similar properties to determine estimated fair value. After this offering, the net value will no longer be determined by appraisal and instead will be based on the product of the outstanding shares of our common stock on a fully diluted basis and the volume-weighted average price per share of our common stock in the five days of trading immediately prior to the date of determination of the net value. Based on our “net value” as determined in these analyses, and based on the percentage of incentive compensation that has vested (as set forth in the employment agreements), we record noncash employee compensation expense (and a corresponding deferred compensation liability).

Our deferred compensation liability can increase based on changes in the applicable employee’s vesting percentage and can increase or decrease based on changes in our “net value.” We have two deferred compensation components that comprise the employee’s vesting percentage: (i) a component that vests in varying amounts over time; and (ii) a component that vests upon the attainment of certain performance measures (each unique to the individual agreements). We account for the time vesting component over the vesting periods specified in the employment agreements and account for the performance based component when we consider it probable that the performance measures will be attained.

If we assumed no change in our “net value” from that at March 31, 2006, we would expect to record an additional $0.7 million in noncash deferred compensation expense during 2006 relating solely to the time vesting portion of the deferred compensation.

Upon the closing of this offering, however, we currently anticipate an immediate change in our “net value” based on an assumed initial public offering price of $         per share. Assuming this offering closed on March 31, 2006, at such assumed share price, our deferred compensation expense would have been approximately $     million, which represents a difference of $         million from the amount we had expensed as of March 31, 2006.

Commitments and contingencies

We periodically record the estimated impacts of various conditions, situations or circumstances involving uncertain outcomes. These events are called “contingencies,” and our accounting for these events is prescribed by SFAS No. 5, “Accounting for Contingencies.”

The accrual of a contingency involves considerable judgment on the part of our management. We use our internal expertise, and outside experts (such as lawyers), as necessary, to help estimate the probability that a loss has been incurred and the amount (or range) of the loss. We currently do not have any material contingencies that we believe requires accrual or disclosure in our consolidated financial statements.

Recent Accounting Pronouncements

Statement of Financial Accounting Standards No. 153: In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets—an amendment of APB Opinion No. 29,” which addresses the measurement of exchanges of non-monetary assets and eliminates the exception from fair value accounting for non-monetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of an entity are expected to change significantly as a result of the exchange. This statement is effective for us beginning the first quarter of fiscal year 2006 and is not expected to have a significant impact on our results of operations or financial position.

Financial Accounting Standards Interpretation No. 47: In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143” (FIN 47), which requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 is effective for fiscal years ending after December 15, 2005. We are currently evaluating the effect that the adoption of FIN 47 will have on our consolidated results of operations and financial condition but do not expect it to have a material impact.

Statement of Financial Accounting Standards No. 154: In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections,” which replaces Accounting Principles Board Opinions No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by us in the first quarter of fiscal 2006.

Statement of Financial Accounting Standards No. 123R: We adopted FASB Statement No. 123 (revised 2004), “Share-Based Payment” and SEC Staff Accounting Bulletin No. 107 as of January 1, 2006. SFAS 123R requires a company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The fair value received is recognized in earnings over the period during which an employee is required to provide service. The adoption of FAS 123R did not have an impact on our consolidated financial statements.

BUSINESS

Market data and other statistical information used throughout this prospectus are based on industry publications, government publications and reports by market research firms or other published independent sources, including the United States Census Bureau, Arbitron and Nielsen surveys, and Television Bureau Advertising (TVB).

Overview

We are one of the largest owners and operators of Spanish-language radio and television stations in the United States based on revenues and number of stations. We own 16 radio stations (ten FM and six AM) and four television stations in Los Angeles, Houston, Dallas-Fort Worth and San Diego, the first, fourth, sixth and thirteenth largest Hispanic markets in the United States, respectively, based on Hispanic television households. We operate radio and television stations in markets that comprise approximately 27% of the U.S. Hispanic population.

Our Los Angeles cluster consists of five Spanish-language radio stations, one AM radio station with time-brokered programming and a television station. Our Houston cluster consists of seven Spanish-language radio stations, two AM radio stations with time-brokered programming and a television station. Our Dallas-Fort Worth cluster consists of one radio station and one television station. We also own a television station serving San Diego. In addition, we operate a television production facility, Empire Burbank Studios, in Burbank, California that we use to produce most of our television programming, and we have television production facilities in Houston and Dallas-Fort Worth that allow us to produce programming in those markets as well.

We seek to own and operate radio and television stations in the nation’s largest and most densely populated Hispanic markets. Our strategy is to increase revenue and cash flow in our markets by reformatting acquired stations with programming that is focused on the demographic composition of the market, providing creative advertising solutions for clients, executing targeted marketing campaigns to develop a local audience, offering promotions and product integration in our television shows and implementing strict cost controls. We have incurred net losses in three of our last five fiscal years and had outstanding indebtedness of $358.0 million at March 31, 2006. As a result of our substantial debt and the covenants included in our debt agreements, our ability to expand our business through capital expenditures, acquisitions and other means may be diminished. We plan to use approximately $77.2 million of the net proceeds from this offering to repay a portion of our outstanding debt.

Operating Strategy

The principal components of our operating strategy are set forth below:

Develop popular stations by targeting the local community

As not all Hispanics have the same cultural and ethnic backgrounds or nationality, we seek to create radio and television programming specifically tailored to the preferences of each individual Hispanic market to create a highly recognizable local station identity. We believe that we are particularly adept at programming to the tastes and preferences of the Hispanics of Mexican heritage, which comprise 80%, 80%, 85% and 91% of the Hispanic populations in Los Angeles, Houston, Dallas-Fort Worth and San Diego, respectively, according to a 2004 survey by the U.S. Census Bureau. We believe that our ability to produce targeted programming to Hispanics living in the markets we serve gives us an advantage over most other Spanish-language broadcasters that develop and distribute their programming on a national basis and, as a result, we have generally been able to achieve and maintain our station ratings in our markets.

Cross-promote our radio and television stations

We utilize a portion of our commercial inventory time at both our radio and television stations to run advertisements promoting our other stations and programming, which helps us capitalize on the strong ratings and targeted audience of our stations with no incremental cash outlay. In addition, we utilize our radio and television personalities to create complementary programs that attract our radio listeners to our television programs and our television viewers to our radio stations. For example, in Los Angeles and Houston, we produce music variety television shows hosted by our radio station disc jockeys that feature music industry news, interviews and videos of songs played on our popular radio stations in those markets. We have also successfully launched a television program that exploits the popularity of our number one radio personality, Don Cheto. Don Cheto’s television program is shown on all of our stations and reflects a variety and game show format. While his radio show originally aired in Los Angeles, the Don Cheto program was syndicated in Houston in February 2006 and will likely be syndicated in Dallas beginning July 2006.

Capitalize on our complementary radio and television stations to capture a greater share of advertising revenue

We create cross-selling opportunities by offering our advertisers customized packages that allow them to cross-advertise on radio and television, as well as to cross-merchandise through product integration in our programming. This allows us to effectively compete for a significant portion of an advertiser’s Hispanic budget since advertisers have historically spent over 80% of their Hispanic advertising budgets on radio and television. We believe that we are able to capture a larger share of advertising revenues in our markets because of our ability to cross-sell and cross-promote our radio and television stations. We also take advantage of the advertiser relationship by allowing our account executives to sell across platforms.

Offer cost-effective advertising and value-added services to our advertisers

We believe that we differentiate ourselves from other Spanish-language broadcasters by offering advertisers the greatest value for their advertising dollar. By supporting advertisers’ media campaigns with creative promotions and offering our studio facilities to provide value-added services, we are able to cross-sell our broadcasting properties and attract new customers currently not advertising on radio or television. As a result, we have been able to significantly increase our advertiser base.

Product integration allows us to differentiate ourselves from our competition

Because we produce over fifty hours of internal programming for our television stations each week, we are able to integrate the products of our advertisers into our television shows. The ability to provide product integration to our television advertisers in our television programming is a significant competitive advantage given the growing popularity of imbedding advertisers’ products and services in television shows and the inability of many of our competitors, who do not internally produce their own programs, to provide such services.

Develop a diverse local advertiser base

Consistent with our locally targeted programming strategy, our sales strategy is focused on establishing direct relationships with the local advertising community. Local advertising accounted for approximately 82% of our gross advertising revenue in 2005. We believe that local advertisers are more responsive to Hispanic advertising opportunities in our markets. Other advantages of our locally focused sales strategy include:

•	our cash flows have been generally less vulnerable to ratings fluctuations as a result of our strong relationships with our advertisers;

•	our cash flows have been relatively more recession resistant because local advertising has historically been less cyclical than national advertising; and

•	our large and diverse client base has resulted in no single advertiser accounting for more than 4% of our net revenues in 2005.

Utilize cost-effective television programming to drive cash flow growth

Currently, we produce over 50 hours of programming each week. Our television programming consists primarily of internally produced programming from 8:00 AM to 10:00 PM, which creates a compelling line-up for our television stations. Our in-house television production facilities provide us with an efficient cost structure to create programming, such as our popular talk show José Luis Sin Censura, our reality-based program Buscando Amor Desafio, our musical variety shows Estudio 2, El Show de Don Cheto, La Raza TV, Que Buena TV, Sabados de la Sierra, Domingos Duranguense and our procedural dramas Secretos and Secretos Houston. In addition, we realize programming synergies between our radio and television assets by leveraging our dominant market presence in Spanish radio by creating music-based variety programs like Estudio 2. Estudio 2 is the number two television program in prime time across our markets in the Hispanic adult aged 18 to 34 category. Furthermore, we supplement our internally produced programming with purchased programs, primarily Spanish-language movies, which we obtain from numerous producers in Latin America. If we acquire additional television stations, we will be able to further leverage our programming library across a broader base of stations, thereby potentially increasing our profitability.

Capitalize on our valuable programming library

We recently have increased our production of television programming which should allow us to assemble a valuable programming library that can be exploited at limited additional cost through use on our other stations, syndication, DVDs and other formats.

Acquisition Strategy

Our acquisition strategy focuses on identifying and acquiring selected assets of radio and television stations in the largest, most densely populated and fastest growing U.S. Hispanic markets to build market-leading Hispanic radio and television clusters. Although these stations often do not target the local Hispanic market at the time of acquisition, we believe they can be successfully reformatted to capture this audience. While our previous acquisitions have been concentrated in California and Texas, we may acquire assets of radio and television stations in U.S. markets that we have yet to enter. In analyzing acquisition opportunities, we consider the following criteria for our purchases:

•	the size and density of the Hispanic population and general economic conditions in the market;

•	our ability to expand coverage in an existing cluster or develop a new cluster in a market where we believe we can acquire a meaningful share of the Hispanic audience, particularly where we can own both radio and television stations in a market as a result of such acquisition;

•	our ability to acquire underdeveloped properties that offer the potential for significant improvement in revenues and cash flow through the application of our operating, administrative and programming expertise; and

•	the power and quality of the station’s broadcasting signal.

We have built a long-term track record of acquiring and developing underperforming radio and television stations that has enabled us to achieve significant increases in our net revenue over the past decade. Since our founding in 1987, we have developed 16 Spanish-language, start-up radio and television stations by reformatting acquired stations with programming that is focused on the demographic composition of the market, providing creative advertising solutions for clients, executing targeted marketing campaigns to develop a local audience and implementing strict cost controls. For example, we entered the Houston market in March 2001 and within two and one-half years we built the second-highest rated Hispanic radio station group and the second-highest rated Hispanic television station in that market. We believe that our record of successfully executing our acquisition strategy in new Hispanic markets will position us to continue creating top-ranked Hispanic station groups in other Hispanic markets.

Hispanic Market Opportunity

We believe the Hispanic community represents an attractive market for future growth. In 2004, the U.S. Hispanic population was the largest minority group in the United States. The U.S. Hispanic population grew 3.6% from July 2003 to July 2004, accounting for about one-half of all U.S. population growth during that period, and more than three times that of the total U.S. population, as reported by the U.S. Census Bureau. By 2010, the U.S. Hispanic population is expected to reach approximately 47.8 million people, or 16% of the total U.S. population, according to the U.S. Census Bureau.

In addition, advertisers have begun to direct more advertising dollars towards U.S. Hispanics and, consequently, Spanish-language radio and television advertising has grown approximately 12.1% in 2005, with Hispanic advertisement spending estimated to achieve a 10.3% compound annual growth rate from the years 2004 through 2009, according to “Economics of Hispanic Television in the United States” by Kagan Research. Spanish-language advertising rates have been rising faster in recent years when compared to the general media, yet these rates are still lower than those for English-language media. As advertisers continue to recognize the buying power of the U.S. Hispanic population, especially in areas where the concentration of Hispanics is very high and where a growing percentage of the retail purchases are made by Hispanic customers, we expect the gap in advertising rates between Spanish-language and English-language media to narrow. As U.S. Hispanic consumer spending continues to grow relative to overall consumer spending, industry analysts expect that advertising expenditures targeted to Hispanics will increase significantly, eventually closing the gap between the current level of advertising targeted to Hispanic station audiences and the current level of advertising targeted to general market station audiences.

We believe we are well positioned to capitalize on the growing Hispanic advertising market given the concentration of the Hispanic population in certain markets in the United States, our attractive position in three of the six largest Hispanic markets in the United States based on Hispanic television households, Los Angeles, Houston and Dallas-Fort Worth, and our record of successfully executing our acquisition strategy in new Hispanic markets.

Our Markets

The following table sets forth certain demographic information about the markets in which our radio and television stations operate.

Market	Total Population	Hispanic Population	% Hispanic Population	% Hispanic Population of Mexican Descent	Hispanic Population Growth(5)
Los Angeles(1)	17,199,115	7,375,686	43%	80%	54%
Houston(2)	4,526,770	1,501,838	33%	80%	94%
Dallas(3)	5,676,651	1,416,176	25%	85%	169%
San Diego(4)	2,833,275	831,580	29%	91%	63%
Total U.S. (for comparison)	285,691,501	40,459,196	14%	64%	81%

Source:	American Community Survey Profile 2004 by the U.S. Census Bureau
(1)	Represents the Los Angeles consolidated metropolitan statistical area.
(2)	Represents the Houston consolidated metropolitan statistical area.
(3)	Represents the Dallas-Fort Worth consolidated metropolitan statistical area.
(4)	Represents the San Diego consolidated metropolitan statistical area.
(5)	Represents growth from 1990 to 2004.

Our Radio and Television Stations

The following tables set forth certain information about our radio and television stations and their broadcast markets.

Radio Stations

Market/Station(1)	Market Rank(2)	Hispanic Market Rank(3)	Frequency	Format	Station Audience Share(4)
Los Angeles	2	1
KBUE-FM/KBUA-FM/KEBN-FM(5)			105.5/94.3/94.3	Norteña	3.5
KHJ-AM			930	Ranchera	0.8
KWIZ-FM			96.7	Hit Music	0.5
KVNR-AM(6)			1480	Time Brokered	—

Total					4.8

Houston	10	4
KTJM-FM/KJOJ-FM(7)			98.5/103.3	Norteña	2.8
KQQK-FM/KIOX-FM(8)			107.9/96.9	Spanish Pop	1.0
KQUE-AM			1230	Ranchera	0.7
KEYH-AM/KXGJ-FM(9)			850/101.7	Ballad	0.5
KSEV-AM(6)			700	Time Brokered	—
KJOJ-AM(6)			880	Time Brokered	—

Total					5.0

Dallas-Fort Worth
KNOR-FM(10)	7	6	93.7	Norteña	N/A

(1)	Our radio stations are in some instances licensed to communities other than the named principal community for the market.
(2)	Represents rank among U.S. designated market areas by television households. Designated market areas are geographic markets as defined by A.C. Nielsen Company based on historical television viewing patterns and are updated annually.
(3)	Represents rank among U.S. Hispanic markets by Hispanic television households. A ranking of 1, for example, means that Los Angeles has the most Hispanic television households in the United States.
(4)	Represents the average share of listeners, ages 12 and older, listening to our radio stations during a specified period of time from the four most recent Arbitron surveys (Winter 2005, Spring 2005, Summer 2005 and Fall 2005). A 3.5 station audience share means that 3.5% of all radio listeners in the station’s market listen to that station.
(5)	KBUA-FM and KEBN-FM (formerly KMXN-FM) currently simulcast the signal of KBUE-FM in the San Fernando Valley and Orange County, respectively. We have upgraded the signals of KBUA-FM and KEBN-FM from 3 kW to 6 kW, thereby improving our coverage of the Los Angeles market and enabling us to use the stations for other purposes than to simulcast with KBUE-FM, if we so choose.
(6)	Three of our stations, KVNR-AM, KSEV-AM and KJOJ-AM, are operated by third parties under time brokerage agreements. We receive a monthly fee from the third parties for the air time and the third parties receive revenues from their sale of advertising spots.
(7)	KJOJ-FM simulcasts the signal of KTJM-FM. We have entered into an agreement to construct a new tower site that should improve the signal of KTJM-FM.
(8)	KIOX-FM simulcasts the signal of KQQK-FM. An application for approval of a construction permit to increase KIOX-FM’s antenna height and improve its signal has been granted by the FCC. We have entered into an agreement to construct a new tower site that should improve the signal of KQQK-FM.
(9)	KXGJ-FM simulcasts the signal of KEYH-AM. An application for approval of a construction permit to increase KXGJ-FM’s antenna height and improve its signal, along with that of its simulcast partner, KEYH-AM has been granted by the FCC.
(10)	KNOR-FM broadcasted an English-language hip hop music format until July 17, 2006, when we moved to our newly constructed tower site and began broadcasting in the Norteña format.

Television Stations

Station	Channel	Market	Market Rank(1)	Hispanic Market Rank(2)	Number of Hispanic TV Households
KRCA	62	Los Angeles	2	1	1,741,860
KZJL	61	Houston	10	4	472,690
KMPX	29	Dallas-Fort Worth	7	6	413,030
KSDX	29	San Diego	26	13	215,630

Source: Nielsen Media Research, January, 2006

(1)	Represents rank among U.S. designated market areas by television households. Designated market areas are geographic markets as defined by A.C. Nielsen Company based on historical television viewing patterns and are updated annually.
(2)	Represents rank among U.S. Hispanic markets by Hispanic TV households. A ranking of 1, for example, means that Los Angeles has the most Hispanic television households in the United States.

Programming

Radio.    Our Spanish-language radio stations are targeted to the Spanish-speaking portion of the Hispanic population that is dominant in the local markets in which we operate. We tailor the format of each of our radio stations to reach a specific target demographic in order to maximize our overall listener base without causing direct format competition among our stations. We determine the optimal format for each of our stations based upon extensive local market research. To create brand awareness and loyalty in the local community, we seek to enhance our market positions by sending on-air talent to participate in local promotional activities, such as concerts and live special events or promotions at client locations and other street level activities. These types of events also provide attractive promotional and advertising opportunities for our clients. We also promote our radio stations in our television programming airing in these markets. We have recently begun to syndicate some of our radio programming to multiple markets allowing us to program multiple stations with the same programming and to leverage the cost of our radio programming across multiple markets and thus creating operating leverage. For example, Don Cheto’s radio show was originally aired only in Los Angeles, but after achieving high ratings, it was syndicated to Houston in February 2006 and is expected to be syndicated to our Dallas radio station in July 2006.

The following provides a brief description of our Spanish-language radio station formats:

•	KBUE-FM/KBUA-FM/KEBN-FM (Que Buena) plays contemporary, up-tempo, regional Mexican music that includes Norteña, Banda, Corrido and Ranchera music. The target audience for these stations is adult listeners aged 18 to 34.

•	KHJ-AM (La Ranchera) plays traditional Ranchera, also known as Mariachi music. The target audience for this station is adult listeners aged 25 to 54.

•	KWIZ-FM (Sonido) plays a mix of hit music from various musical genres. The target audience for this station is adult listeners aged 18 to 49.

•	KTJM-FM/KJOJ-FM (La Raza) plays contemporary, up-tempo, regional Mexican music, similar to the music played on Que Buena, which includes Norteña, Banda, Corrido and Ranchera music. The target audience for these stations is adult listeners aged 18 to 34 and the station adjusts its music to the tastes of Houston Hispanics.

•	KQQK-FM/KIOX-FM (XO) plays contemporary, up-tempo, Spanish pop music. The target audience for these stations is adult listeners aged 18 to 34.

•	KQUE-AM (Radio Ranchito) plays traditional Ranchera music. The target audience for this station is adult listeners aged 25 to 54.

•	KEYH-AM/KXGJ-FM (Concierto) plays ballad music from the ‘70s and ‘80s. The target audience for these stations is adult listeners aged 18 to 49.

•	KNOR-FM plays Norteña music. The target audience for these stations is adult listeners aged 18 to 34.

Three of our radio stations are operated by third parties under time brokered agreements. Our time brokered stations are a source of stable cash flow given that they are typically operated under long-term contracts with annual price escalators, and we do not incur any of the programming costs associated with these stations. Currently, stations KVNR-AM in the Los Angeles market and KJOJ-AM in the Houston market broadcast Vietnamese-language programming. According to the 2000 U.S. Census, Los Angeles and Houston represent the first- and third-largest Vietnamese markets, respectively, in the United States. KSEV-AM in Houston broadcasts an English-language talk format.

Television.    Our programming content consists primarily of internally produced programs such as single topic talk shows, reality dating shows, local news, and musical variety shows, as well as purchased programs including Spanish-language movies. We own or have the rights to a library of more than 3,200 hours of Spanish-language movies, children’s shows and other programming content available for broadcast on our television stations. Currently, we produce over 50 hours of programming each week.

We seek to maximize our television group’s profitability by broadcasting internally produced Spanish-language programming and selling infomercial advertising.

Production Facilities

We own Empire Burbank Studios, a fully equipped television production complex next to our corporate offices in Burbank, California. We also own studios and production facilities in Houston and Dallas, enabling us to produce programming in those markets. The studio provides us with all of the physical facilities needed to produce our own Spanish-language television programming without the variable expense of renting these services from an outside vendor. We believe this enables us to produce our programming at a very low cost relative to our competitors. Owning our own production facilities also enables us to control the content of the programs we produce on air. During 2005, we produced the following Spanish-language programs at our Burbank facilities:

•	Noticias 62 En Vivo: two local newscasts airing on KRCA-TV, Channel 62, in Los Angeles and anchored by Emmy Award winner, Jesús Javier, that airs every weekday from 12:00 PM to 12:30 PM and from 9:00 PM to 10:00 PM;

•	Los Angeles En Vivo: a local Los Angeles live entertainment variety show hosted by Rene Navarro that airs on KRCA-TV every weekday from 12:30 PM to 1:00 PM;

•	Que Buena TV: a music-oriented variety show centered around the music played by our Que Buena radio format in Los Angeles that airs on KRCA-TV every weekday from 3:00 PM to 4:00 PM;

•	El Show de Don Cheto: a musical variety and game show featuring our radio personality and entertainer, Don Cheto. Airing on KRCA-TV and KSDX-TV weekdays from 4:00 PM to 5:00 PM and 5:00 PM to 6:00 PM, respectively, and on Saturdays from 9:00 PM to 10:00 PM. The show also airs in Houston and Dallas on KZJL-TV and KMPX-TV, respectively, weekdays from 3:00 PM to 4:00 PM and Saturdays from 9:00 PM to 10:00 PM;

•	Buscando Amor Desafio: a reality-based dating show that airs on KRCA-TV and KSDX-TV every weekday from 5:00 PM to 6:00 PM, and 6:00 PM to 7:00 PM, respectively, and on Saturdays from 6:00 PM to 7:00 PM. The show airs on KZJL-TV and KMPX-TV every weekday from 4:00 PM to 5:00 PM and Saturdays from 6:00 PM to 7:00 PM;

•	José Luis Sin Censura: a fast-paced single topic talk show hosted by well-known Spanish television personality José Luis Gonzáles that airs on KRCA-TV every weekday from 10:00 AM to 11:00 AM and 6:00 PM to 7:00 PM, on KSDX-TV every weekday from 7:00 PM to 8:00 PM, and on KZJL-TV and KMPX-TV every weekday from 5:00 PM to 6:00 PM. The show also airs on Saturdays from 5:00 PM to 6:00 PM;

•	Estudio 2: a musical variety show that features a live performance by a hit musical artist, a talent search and the performance of a famous Mexican comedian. The show airs on KRCA-TV every weekday from 7:00 PM to 8:00 PM, on KSDX-TV from 8:00 PM to 9:00 PM, KZJL-TV and KMPX-TV 6:00 PM to 7:00 PM. The show also airs on Saturdays from 8:00 PM to 9:00 PM; and

•	Secretos: a half-hour procedural drama program that airs on KRCA-TV every weekday from 8:00 PM to 8:30 PM, on KSDX-TV every weekday from 9:00 PM to 9:30 PM, and on KZJL-TV and KMPX-TV every weekday from 7:00 PM to 7:30 PM. The show also airs on Saturdays from 7:00 PM to 7:30 PM.

During 2005, we produced the following Spanish-language programs at our Houston facilities:

•	La Raza TV: a music-oriented variety show centered around the music played by our La Raza radio format in Houston. The show airs on KZJL-TV and KMPX-TV every weekday from 2:00 PM to 3:00 PM; and

•	Secretos Houston: a half hour procedural drama program that is produced on the streets of Houston, Texas. The show airs on KRCA-TV every weekday from 8:30 PM to 9:00 PM and KSDX-TV, KZJL-TV and KMPX-TV every weekday from 9:30 PM to 10:00 PM. The show also airs on Saturdays from 7:30 PM to 8:00 PM.

We also produced the following shows:

•	Sabados de la Sierra: a one hour music show featuring the most up-to-date concert footage of today’s hottest bands in the Musica de la Sierra movement. Musica de la Sierra is the latest trend in regional music and comes from the state of Sinaloa, Mexico;

•	Domingos Duranguense: a one hour music show similar to Sabados de la Sierra, but featuring the latest music videos and live concert footage from the Duranguense musical movement. This is music from the state of Durango, Mexico; and

Throughout the year, we also program musical specials based on some of our bigger premier events from different markets. Premios de la Radio is a live, televised special of our musical awards show at the Gibson Amphitheater in Los Angeles. The awards show features some of the top musical artists in the industry performing and presenting awards. Another popular special features our giant Cinco de Mayo and Fiestas Patrias concerts from Houston. These are daytime music festivals that draw crowds in excess of 60,000 and feature eight to ten of some of the biggest bands in the business.

Sales and Advertising

Most of our net revenues are generated from the sale of local, regional and national advertising for broadcast on our radio and television stations. For the year ended December 31, 2005, approximately 82% of our gross advertising revenues were generated from the sale of local advertising and approximately 18% of our gross advertising revenues were generated from the sale of national advertising. Local sales are made by our sales staffs located in Los Angeles, Orange County, Houston, and Dallas. Prior to April 2005, national sales were made by our national sales representative, Spanish Media Rep Team, Inc., or SMRT, an affiliate of our two principal stockholders, in exchange for a commission from us that is based on a percentage of our net revenues from the national advertising sold. We merged SMRT into one of our indirect, wholly owned subsidiaries in April 2005 and as a result, our national sales are now made by our sales staffs in Los Angeles, Miami, New York and Dallas.

We believe that advertisers can reach the Hispanic community more cost effectively through radio and television broadcasting than through printed advertisements. Advertising rates charged by radio and television stations are based primarily on:

•	A station’s audience share within the demographic groups targeted by the advertisers;

•	The number of radio and television stations in the market competing for the same demographic groups; and

•	The supply and demand for radio and television advertising time.

A radio or television station’s listenership or viewership is reflected in ratings surveys that estimate the number of listeners or viewers tuned to the station. Each station’s ratings are used by its advertisers to consider advertising with the radio or television station and are used by us to, among other things, chart audience growth, set advertising rates and adjust programming.

Competition

Radio and television broadcasting are highly competitive businesses. The financial success of each of our radio and television stations depends in large part on our ability to increase our market share of the available advertising revenue, the economic health of the market and our audience ratings. In addition, our advertising revenue depends upon the desire of advertisers to reach our audience demographic.

Our Spanish-language radio stations compete against other Spanish-language radio stations in their markets for audiences and advertising revenue. In Los Angeles, our radio stations compete primarily against Univision Radio (formerly Hispanic Broadcasting Corporation), Spanish Broadcasting Systems, Inc. and Entravision Communications Corporation, three of the largest Hispanic group radio station operators in the United States. In Houston, our radio stations compete primarily against Univision Radio.

Our television stations primarily compete against Univision Communications, Inc. and Telemundo Communications Group, Inc. for audiences and advertising revenue in the Los Angeles, San Diego, Houston, and Dallas-Fort Worth markets.

In September 2003, two of our competitors, Univision Communications, Inc. and Hispanic Broadcasting Corporation, merged with each other. The combined company has resources substantially greater than ours and is the first competitor to operate both radio and television stations in the Los Angeles, Houston, and Dallas-Fort Worth markets.

Employees

As of March 31, 2006, we had approximately 522 employees, of which approximately 421 were full-time employees. Of the full-time employees, approximately 221 were in television and approximately 180 were in radio. None of our employees are represented by labor unions, and we have not entered into any collective bargaining agreements. We believe that we maintain good relations with our employees.

Properties and Facilities

The types of properties required to support our radio and television stations include offices, studios and transmitter and antenna sites. Through our wholly owned subsidiary, we own studio and office space at 1845 West Empire Avenue, Burbank, California 91504. This property is subject to a mortgage in favor of City National Bank, with whom one of our indirect subsidiaries has entered into a loan agreement. See “Description of Other Indebtedness—Empire Burbank Loan.” We also own studio and office space at 1813 Victory Place, Burbank, California 91504. In addition, we own offices, studio and production facilities in Houston and Dallas, Texas for our operations there. We own a number of our transmitter and antenna sites and lease or license the remainder from third parties. We generally select our tower and antenna sites to provide maximum market coverage. In general, we do not anticipate difficulties in renewing these site leases. No single facility is material to us, and we believe our facilities are generally in good condition and suitable for our operations.

Legal Proceedings

Nine former employees of our subsidiary, Liberman Broadcasting, Inc., or LBI, a California corporation and our indirect, wholly owned subsidiary, filed suit in Los Angeles Superior Court, alleging claims on their own behalf and also on behalf of a purported class of former and current LBI employees. The complaint alleges, among other things, wage and hour violations relating to overtime pay, and wrongful termination and unfair competition under California Business and Professions Code. Plaintiffs seek, among other relief, unspecified general, treble and punitive damages, as well as profit disgorgement, restitution and their attorneys’ fees. LBI has filed its answer to the complaint, generally denying plaintiffs’ claims and allegations. The matter is in its early stages. Plaintiffs have begun their discovery. It is too early to assess whether LBI will ultimately be liable for any damages. We intend to vigorously defend the lawsuit.

From time to time, we are also involved in litigation incidental to the conduct of our business.

REGULATION OF TELEVISION AND RADIO BROADCASTING

General

The Federal Communications Commission (“FCC”) regulates television and radio broadcast stations pursuant to the Communications Act of 1934, as amended (“Communications Act” or “Communications Act of 1934”). Among other things, the FCC:

•	determines the particular frequencies, locations and operating power of stations;

•	issues, renews, revokes and modifies station licenses;

•	regulates equipment used by stations; and

•	adopts and implements regulations and policies that directly or indirectly affect the ownership, changes in ownership, control, operation and employment practices of stations.

A licensee’s failure to observe the requirements of the Communications Act or FCC rules and policies may result in the imposition of various sanctions, including admonishment, fines, the grant of renewal terms of less than eight years, the grant of a license with conditions or, in the case of particularly egregious violations, the denial of a license renewal application, the revocation of an FCC license or the denial of FCC consent to acquire additional broadcast properties.

Congress and the FCC have had under consideration or reconsideration, and may in the future consider and adopt, new laws, regulations and policies regarding a wide variety of matters that could, directly or indirectly, affect the operation, ownership and profitability of our television and radio stations, result in the loss of audience share and advertising revenue for our television and radio broadcast stations or affect our ability to acquire additional television and radio broadcast stations or finance such acquisitions. These matters may include:

•	changes to the license authorization and renewal process;

•	proposals to impose spectrum use or other fees on FCC licensees;

•	changes to the FCC’s equal employment opportunity regulations and other matters relating to involvement of minorities and women in the broadcasting industry;

•	proposals to change rules relating to political broadcasting including proposals to grant free air time to candidates;

•	changes regarding enforcement of the FCC’s rules on broadcasting indecent or obscene material, including increases in fines and changes in procedures for revocation of licenses;

•	proposals to require broadcasters to air certain types and quantities of “local” programming;

•	proposals to ban the broadcast of “violent” material;

•	new, expanded obligations regarding children’s television programming on digital television channels;

•	proposals to adopt new public interest obligations on television broadcasters during and after the transition to digital television;

•	proposals to restrict or prohibit the advertising of beer, wine and other alcoholic beverages;

•	changes in broadcast multiple ownership, foreign ownership, cross-ownership and ownership attribution policies; and

•	proposals to alter provisions of the tax laws affecting broadcast operations and acquisitions.

We cannot predict what changes, if any, might be adopted, nor can we predict what other matters might be considered in the future, nor can we judge in advance what impact, if any, the implementation of any particular proposal or change might have on our business.

FCC Licenses

Television and radio stations operate pursuant to licenses that are granted by the FCC for a term of eight years, subject to renewal upon application to the FCC. During the periods when renewal applications are pending, petitions to deny license renewal applications may be filed by interested parties, including members of the public. The FCC may hold hearings on renewal applications if it is unable to determine that renewal of a license would serve the public interest, convenience and necessity, or if a petition to deny raises a “substantial and material question of fact” as to whether the grant of the renewal applications would be inconsistent with the public interest, convenience and necessity. However, the FCC is prohibited from considering competing applications for a renewal applicant’s frequency, and is required to grant the renewal application if it finds:

•	that the station has served the public interest, convenience and necessity;

•	that there have been no serious violations by the licensee of the Communications Act or the rules and regulations of the FCC; and

•	that there have been no other violations by the licensee of the Communications Act or the rules and regulations of the FCC that, when taken together, would constitute a pattern of abuse.

If as a result of an evidentiary hearing, the FCC determines that the licensee has failed to meet the requirements for renewal and that no mitigating factors justify the imposition of a lesser sanction, the FCC may deny a license renewal application. Historically, FCC licenses have generally been renewed. We have no reason to believe that our licenses will not be renewed in the ordinary course, although there can be no assurance to that effect. The non-renewal of one or more of our stations’ licenses could have a material adverse effect on our business.

The FCC licenses some television stations as low power television stations. Low power television stations generally operate at lower power and cover a smaller geographic area than full-service television stations, are not entitled to carriage by cable television and direct broadcast satellite operators and must accept interference from, and eliminate interference to, full-service television stations. Our station KSDX in San Diego is a low power television station.

Transfer and Assignment of Licenses

The Communications Act requires prior consent of the FCC for the assignment of a broadcast license or the transfer of control of a corporation or other entity holding a license. In determining whether to approve an assignment of a television or radio broadcast license or a transfer of control of a broadcast licensee, the FCC considers a number of factors pertaining to the licensee including compliance with various rules limiting common ownership of media properties, the “character” of the licensee and those persons holding “attributable” interests therein, the Communications Act’s limitations on foreign ownership and compliance with the FCC rules and regulations.

To obtain the FCC’s prior consent to assign or transfer a broadcast license, appropriate applications must be filed with the FCC. If the application to assign or transfer the license involves a substantial change in ownership or control of the licensee, for example, the transfer or acquisition of more than 50% of the voting equity, the application must be placed on public notice for a period of 30 days during which petitions to deny the application may be filed by interested parties, including members of the public. If an assignment application does not involve new parties, or if a transfer of control application does not involve a “substantial” change in ownership or control, it is a pro forma application, which is not subject to the public notice and 30-day petition to deny procedure. The regular and pro forma applications are nevertheless subject to informal objections that may be filed any time until the FCC acts on the application. If the FCC grants an assignment or transfer application, interested parties have 30 days from public notice of the grant to seek reconsideration of that grant. The FCC has an additional ten days to set aside such grant on its own motion. When ruling on an assignment or transfer application, the FCC is prohibited from considering whether the public interest might be served by an assignment or transfer to any party other than the assignee or transferee specified in the application.

The FCC has granted its consent to the merger of LBI Holdings I, Inc. into Liberman Broadcasting, Inc. and the issuance of the Class A common stock offered hereby.

Foreign Ownership Rules

Under the Communications Act, a broadcast license may not be granted to or held by persons who are not U.S. citizens, by any corporation that has more than 20% of its capital stock owned or voted by non-U.S. citizens or entities or their representatives, by foreign governments or their representatives or by non-U.S. corporations. Furthermore, the Communications Act provides that no FCC broadcast license may be granted to or held by any corporation directly or indirectly controlled by any other corporation of which more than 25% of its capital stock is owned of record or voted by non-U.S. citizens or entities or their representatives, foreign governments or their representatives or by non-U.S. corporations, if the FCC finds the public interest will be served by the refusal or revocation of such license. These restrictions apply similarly to partnerships, limited liability companies and other business organizations. Thus, the licenses for our stations could be revoked if more than 25% of our outstanding capital stock is issued to or for the benefit of non-U.S. citizens in excess of these limitations.

Multiple Ownership and Cross-Ownership Rules

The FCC generally applies its other broadcast ownership limits, as described below, to “attributable” interests held by an individual, corporation or other association or entity. In the case of a corporation holding broadcast licenses, the interests of officers, directors and those who, directly or indirectly, have the right to vote 5% or more of the stock of a licensee corporation are generally deemed attributable interests, as are positions as an officer or director of a corporate parent of a broadcast licensee.

Stock interests held by insurance companies, mutual funds, bank trust departments and certain other passive investors that hold stock for investment purposes only become attributable with the ownership of 20% or more of the voting stock of the corporation holding broadcast licenses.

A time brokerage agreement with another television or radio station in the same market creates an attributable interest in the brokered television or radio station as well for purposes of the FCC’s local television or radio station ownership rules, if the agreement affects more than 15% of the brokered television or radio station’s weekly broadcast hours.

Debt instruments, non-voting stock, options and warrants for voting stock that have not yet been exercised, insulated limited partnership interests where the limited partner is not “materially involved” in the media-related activities of the partnership and minority voting stock interests in corporations where there is a single holder of more than 50% of the outstanding voting stock whose vote is sufficient to affirmatively direct the affairs of the corporation generally do not subject their holders to attribution.

However, the FCC now applies a rule, known as the equity-debt-plus rule, that causes certain creditors or investors to be attributable owners of a station, regardless of whether there is a single majority shareholder or other applicable exception to the FCC’s attribution rules. Under this rule, a major programming supplier (any programming supplier that provides more than 15% of the station’s weekly programming hours) or a same-market media entity will be an attributable owner of a station if the supplier or same-market media entity holds debt or equity, or both, in the station that is greater than 33% of the value of the station’s total debt plus equity. For purposes of the equity-debt-plus rule, equity includes all stock, whether voting or nonvoting, and, equity held by insulated limited partners in limited partnerships. Debt includes all liabilities, whether long-term or short-term. If a party were to purchase stock which, in combination with other of our debt or equity interests, amounts to more than 33% of the value of one or more of our station’s total debt plus equity and such party were a major programming supplier or held an attributable interest in a same-market media entity, such interest could result in a violation of one of the ownership rules. As a result of such violation, we may be unable to obtain from the FCC one or more authorizations needed to conduct our broadcast business and may be unable to obtain FCC consents for certain future acquisitions unless either we or the investor were to remedy the violation.

The FCC’s ownership rules affect the number, type, and location of broadcast and newspaper properties that we might acquire in the future. The ownership rules now in effect limit the aggregate audience reach of television stations that may be under common ownership, operation and control, or in which a single person or entity may hold office or have more than a specified interest or percentage of voting power, to 39% of the total national audience. FCC rules also place certain limits on common ownership, operation, and control of, or cognizable or “attributable” interests or voting power in:

•	television stations serving the same area (the so-called television “duopoly” rule);

•	radio stations serving the same area;

•	television stations and radio stations serving the same area (the radio/television cross ownership rule); and

•	television and/or radio stations and daily newspapers serving the same area (the newspaper/broadcast cross-ownership ban).

The FCC completed a comprehensive review of its ownership rules in 2003, significantly relaxing restrictions on the common ownership of television stations, radio stations and daily newspapers within the same local market. Many of the new rules may never take effect due to legal challenges. Specifically, on June 24, 2004, a three-judge panel of the United States Court of Appeals for the Third Circuit released a split-decision rejecting many of the new rules governing media ownership adopted by the FCC in 2003. While affirming the FCC in certain respects, the Third Circuit found fault with the FCC’s proposed new limits on media combinations, remanded them to the agency for further proceedings, and stayed the effectiveness of the new rules. Several parties filed petitions for Supreme Court review of the Third Circuit’s decision, but the Supreme Court declined to review the decision. As a result, with the exception of certain new regulations governing local radio ownership, the restrictions in place prior to the FCC’s 2003 decision continue to govern media transactions, pending completion of the agency proceedings on remand and further judicial review. The ultimate landscape of the FCC’s ownership regulations may not be finalized for some time.

The discussion below reviews the rules currently in effect, the changes contemplated in the FCC’s 2003 decision, and the Third Circuit’s response to the revised ownership regulations that the FCC adopted. These ongoing proceedings, as well as Congressional action, could dramatically change the rules or affect our ability to acquire additional radio and television stations.

Local Television Ownership Rule

Under the local television ownership rule currently in effect, an owner may operate two television stations assigned to the same market (defined as the Designated Market Area (DMA) created by the Nielsen media research firm based on historical television viewing patterns) so long as either:

•	the television stations do not have overlapping broadcast signals; or

•	there will remain after the transaction eight independently owned, full power noncommercial or commercial operating television stations in the market and one of the two commonly-owned stations is not ranked in the top four based upon audience share.

The FCC will consider waiving these ownership restrictions in certain cases involving failing or failed stations or stations which are not yet built.

Should they become effective, the FCC’s new local television ownership rules will allow an entity to own two television stations in any market with at least five television stations. However, no single entity may own more than one television station ranked among the top four in a local market based on audience ratings.

The FCC’s new rules would also allow, in certain circumstances, common ownership of three television stations in a single market. In the largest markets—those with 18 or more television stations—a company would be permitted to own three TV stations, although this portion of the rule also would be subject to the “top four” limitation described above.

The FCC’s new local television ownership rules also include a provision for waiver of the “top four” standard in certain circumstances. In markets with 11 or fewer television stations, the FCC would allow parties to seek waivers of the “top four” restriction and evaluate on a case-by-case basis whether joint ownership would serve the public interest.

The Third Circuit upheld the FCC’s decision to retain a prohibition of common ownership of more than one top four-ranked station in a given market. The Court remanded for further consideration, however, the other numerical limits applicable to same-market TV combinations.

Local Radio Ownership

The Communications Act and the FCC’s rules impose specific limits on the number of commercial radio stations an entity can own in a single market. The local radio ownership rules are as follows:

•	in a radio market with 45 or more commercial radio stations, a party may own, operate or control up to eight commercial radio stations, not more than five of which are in the same service (AM or FM).

•	in a radio market with between 30 and 44 (inclusive) commercial radio stations, a party may own, operate or control up to seven commercial radio stations, not more than four of which are in the same service (AM or FM).

•	in a radio market with between 15 and 29 (inclusive) commercial radio stations, a party may own, operate or control up to six commercial radio stations, not more than four of which are in the same service (AM or FM).

•	in a radio market with 14 or fewer commercial radio stations, a party may own, operate or control up to five commercial radio stations, not more than three of which are in the same service (AM or FM), except that a party may not own, operate, or control more than 50% of the radio stations in such market.

In contrast to the other local media ownership rules, the FCC did not attempt to significantly relax its radio rules in 2003. The agency decided to retain these numerical caps, which were set by Congress in the Telecommunications Act of 1996 (“1996 Act”). The FCC did adjust certain aspects of the radio rules, however, by adopting a new definition of a “radio market,” deciding to take noncommercial radio stations into account in its determination of market size and limiting the transferability of existing radio clusters that would not comply with the new regulations. The Third Circuit upheld these changes and, upon FCC request, in September 2004 lifted its stay as applied to these rules. However, the Court of Appeals remanded the agency’s decision to retain the numerical caps, and that aspect of the FCC’s decision remains under review.

As a result, the rule that changes the way in which a radio “market” is defined is now in effect. This rule defines local radio markets using a geographic market approach assigned by Arbitron rather than a signal contour method. The new local radio ownership rule also includes both commercial and noncommercial stations in counting the number of stations in a given radio market. Because of the change in market definition, our Houston radio cluster does not comply with the new rules, but the “grandfathering” provisions of the FCC’s new rules permit us to retain it. We may not, however, be able to sell the entire cluster to a single party in the future. In addition, the radio market definition under the new rules could limit the number of additional radio stations that we can acquire.

Cross-Ownership Restrictions

The cross-ownership rules currently in effect generally prohibit common ownership of a newspaper and a broadcast property in the same market. The cross-ownership rules do permit a television station owner to own one radio station in the same market as its television station. In addition, a television station owner is permitted to own additional radio stations, not to exceed the local ownership limits for the market, as follows:

•	in markets where 20 media voices will remain, an owner may own an additional five radio stations, or, if the owner only has one television station, an additional six radio stations; and

•	in markets where ten media voices will remain, an owner may own an additional three radio stations.

A “media voice” includes each independently-owned and operated full-power television and radio station and each daily newspaper that has a circulation exceeding 5% of the households in the market, plus one voice for all cable television systems operating in the market.

The FCC’s new ownership rules would replace the existing newspaper/broadcast cross-ownership restriction as well as the radio/television cross-ownership limits with new “cross-media limits.”

Smaller Markets.    In markets with three or fewer television stations in the DMA, the FCC’s new rules would prohibit cross-ownership among television stations, radio stations and daily newspapers.

Mid-Sized Markets.    In markets with between four and eight television stations in the DMA, media combinations would be limited to one of the three following:

•	A daily newspaper or newspapers, one television station, and up to half of the radio stations permissible under the local radio ownership limits;

•	A daily newspaper or newspapers and as many radio stations as permissible under the local radio ownership limits (but no television stations); or

•	Two television stations (if permissible under the local television ownership rule) and as many radio stations as permissible under the local radio ownership limits (but no daily newspapers).

Large Markets.    In markets with nine or more television stations in the DMA, there would be no limits on television, newspaper and radio cross-ownership. Local television and radio ownership limits still exist in such markets.

Although the Third Circuit determined that the FCC’s decision to eliminate its outright ban on newspaper/broadcast cross-ownership was justified, the Court also found that the new cross-media limits were based on irrational assumptions and inconsistencies. The cross-media limits, consequently, were remanded to the FCC for further consideration.

National TV Ownership Limit

In its 2003 decision, the FCC raised the national TV ownership cap – the percentage of U.S. households that a single owner can reach through commonly owned television stations – from 35% to 45% of the national audience. In that same decision, the FCC decided to retain the 50% “discount” that it currently grants to ultra-high frequency (“UHF”) stations, finding that the discount continues to be necessary to promote competition. This rule change spurred considerable controversy in Congress, eventually leading lawmakers to include a new limitation in an appropriations bill. On January 22, 2004, President Bush signed into law the Consolidated Appropriations Act of 2004. Section 6229 of that legislation set the national television ownership cap at 39%. The Third Circuit subsequently ruled that challenges before it to the national television ownership cap and UHF discount were moot.

The FCC initiated proceedings to address the issues raised by the Third Circuit in June 2006. Any new rules the FCC adopts would be subject to further judicial review.

Our ability to acquire additional television and radio stations, our acquisition strategy and our business may be significantly affected by the new multiple ownership and cross-ownership rules, ongoing FCC or Congressional review or amendment to the new rules, as well as litigation challenging and possible court action upon the new rules.

Because of these multiple and cross-ownership rules, if a shareholder, officer or director of Liberman Broadcasting or one of its subsidiaries holds an “attributable” interest in one or more of our stations, that shareholder, officer or director may violate the FCC’s rules if that person or entity also holds or acquires an attributable interest in other television or radio stations or daily newspapers, depending on their number and location. If an attributable shareholder, officer or director of Liberman Broadcasting or one of its subsidiaries violates any of these ownership rules, we may be unable to obtain from the FCC one or more authorizations needed to conduct our broadcast business, and may be unable to obtain FCC consents for certain future acquisitions.

Programming and Operation

The Communications Act requires broadcasters to serve the “public interest.” Since 1981, the FCC has gradually relaxed or eliminated many of the more formalized procedures it developed to promote the broadcast of certain types of programming responsive to the needs of a broadcast station’s community of license. Nevertheless, a broadcast licensee continues to be required to present programming in response to community problems, needs and interests and to maintain certain records demonstrating its responsiveness. The FCC will consider complaints from the public about a broadcast station’s programming when it evaluates the licensee’s renewal application, but complaints also may be filed and considered at any time. Stations also must follow various FCC rules that regulate, among other things, political broadcasting, children’s programming, the broadcast of obscene or indecent programming, sponsorship identification, the broadcast of contests and lotteries, certain types of advertising such as for out-of-state lotteries and gambling casinos, and technical operation.

The FCC requires that licensees must not discriminate in hiring practices. In light of a 2001 court ruling that vacated FCC requirements that licensees follow certain specific practices with respect to minority hiring, the FCC has adopted employment-related rules that require licensees to engage in certain recruiting and “outreach” efforts, among other things, and to make several new filings to the FCC. In late 2004, the FCC began monitoring broadcasters’ compliance with equal employment opportunity requirements through random audits and targeted investigations.

The FCC rules also prohibit a broadcast licensee from simulcasting more than 25% of its programming on another radio station in the same broadcast service (that is, AM/AM or FM/FM). The simulcasting restriction applies if the licensee owns both radio broadcast stations or owns one and programs the other through a local marketing agreement, provided that the contours of the radio stations overlap in a certain manner.

Cable and Satellite Transmission of Local Television Signals

The FCC has adopted various regulations to implement provisions of the Cable Television Consumer Protection and Competition Act of 1992, as amended by the 1996 Act, governing the relationship between broadcasters and cable operators. Among other matters, these regulations require cable systems to devote a specified portion of their channel capacity to the carriage of the signals of local television stations and permit TV stations to elect between “must carry rights” or a right to restrict or prevent cable systems from carrying the station’s signal without the station’s permission (“retransmission consent”). The Communications Act and FCC regulations also contain measures to facilitate competition among cable systems, telephone companies and other systems in the distribution of TV signals, video programming and other services. We have elected “must carry”

status for each of our stations on certain cable systems in our designated market areas. These elections and agreements will entitle our stations to carriage on those systems until December 31, 2008.

In November 1999, Congress enacted the Satellite Home Viewer Improvement Act of 1999 (“SHVIA” or “1999 Satellite Act”), which established a copyright licensing system for limited distribution of television programming to direct broadcast satellite viewers and directed the FCC to initiate rulemaking proceedings to implement the new system. SHVIA also extended the current system of satellite distribution of distant network signals to unserved households - those that do not receive a Grade B signal from a local network affiliate.

As part of the rulemakings required under SHVIA, the FCC established a market-specific requirement for mandatory carriage of local television stations. Similar to the obligations applicable to cable systems, the rules require satellite operators to carry all local broadcast signals in those markets in which they choose to provide any local signal, beginning January 1, 2002. Stations in affected markets were required to select either must carry or retransmission consent rights by October 1, 2005. This election is effective from January 1, 2006 to December 31, 2008. Further, under SHVIA, those broadcasters selecting retransmission consent (as opposed to must carry rights) originally were required to meet certain “good faith” requirements in negotiating for carriage rights until 2006.

With SHVIA set to expire on December 31, 2004, Congress passed the Satellite Home Viewer Extension and Reauthorization Act of 2004 (“SHVERA”), which extends the compulsory copyright license for carriage of distant signals through December 31, 2009 and addresses a variety of other issues related to the carriage of broadcast television signals on direct broadcast satellite systems. Specifically, SHVERA requires satellite carriers to phase out the carriage of distant signals in markets where they carry local broadcast signals. The new statute also permits satellite carriers to deliver the distant signal of a network station to consumers in unserved digital households (also referred to as “digital white areas”), but only if the local station affiliated with that network misses the FCC’s deadlines for increasing its digital signal power (also discussed below). In addition, the law extends to direct broadcast satellite operators the obligation to negotiate in good faith with respect to retransmission consent arrangements. Previously, only broadcasters were subject to the good faith requirement, which was scheduled to expire on December 31, 2005 but will now expire on December 31, 2009. In February 2005, the FCC adopted rules relating to station eligibility for satellite carriage and subscriber eligibility for receiving signals, and which stations are entitled to “significantly viewed” status. In March 2005, the FCC adopted rules for carriage elections, unified retransmission consent negotiation, and a requirement that satellite carriers notify local broadcasters concerning carriage of significantly viewed signals.

We have taken advantage of this law to secure carriage of our full-service television stations in the Los Angeles, Houston, and Dallas-Fort Worth markets through 2008.

Time Brokerage Agreements

We have entered into time brokerage agreements under which we are given the right to broker time on stations owned by third parties, or agree that other parties may broker time on our stations. Historically, we have only purchased time on stations owned by third parties prior to purchasing selected assets of that station. By using time brokerage agreements, we can provide programming and other services to a station proposed to be acquired before we receive all applicable FCC and other governmental approvals. As indicated, we have, from time to time, entered into time brokerage agreements giving third parties the right to broker time on stations owned by us.

FCC rules and policies generally permit time brokerage agreements if the station licensee retains ultimate responsibility for and control of the applicable station. As a part of that requirement, the licensee of a time- brokered station is required to maintain certain personnel at the time-brokered station. We may not be able to air all of our scheduled programming on a station with which we have time brokerage agreements and we may not receive the anticipated revenue from the sale of advertising for that programming. Likewise, we may not receive the payments from the time brokers to whom we have sold time on our stations.

Stations may enter into cooperative arrangements known as joint sales agreements. Under the typical joint sales agreement, a station licensee obtains, for a fee, the right to sell substantially all of the commercial advertising on a separately owned and licensed station in the same market. It also involves the provision by the selling party of certain sales, accounting and other services to the station whose advertising is being sold. Unlike a time brokerage agreement, the typical joint sales agreement does not involve programming. The Third Circuit, however, upheld the FCC’s 2003 decision to make radio joint sales agreements attributable for multiple ownership purposes, and the new rule took effect in September 2004. The FCC has also initiated a rulemaking proceeding to consider whether television joint sales agreements should be attributable for purposes of its media ownership rules.

As part of its increased scrutiny of television and radio station acquisitions, the Department of Justice has stated publicly that it believes that time brokerage agreements and joint sales agreements could violate the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if such agreements take effect prior to the expiration of the waiting period under that Act. Furthermore, the Department of Justice has noted that joint sales agreements may raise antitrust concerns under Section 1 of the Sherman Antitrust Act and has challenged them in certain locations. The Department of Justice also has stated publicly that it has established certain revenue and audience share concentration benchmarks with respect to television and radio station acquisitions, above which a transaction may receive additional antitrust scrutiny. The “Risk Factors—Risks Related to the Television and Radio Industries” section of this prospectus contains a more complete discussion of this issue and the risks to which we are exposed as a result.

Digital Television Services

The FCC has adopted rules for implementing digital television service in the U.S. Implementation of digital television will improve the technical quality of television signals and provide broadcasters the flexibility to offer new services, including, but not limited to, high-definition television and data broadcasting.

The FCC has established service rules and adopted a table of allotments for digital television. Under the table, certain eligible broadcasters with a full-service television station are allocated a separate channel for digital television operation. When the transition to digital television is complete, stations will be required to operate as single digital channel and to surrender any other channel on which they previously operated. Federal legislation specifies February 17, 2009 as the end of the transition, when broadcasters must cease analog operation.

The FCC adopted timetables that required stations to select their post-transition digital channels during 2005 and 2006. In addition, the FCC set deadlines for certain stations to increase their digital facilities to operate at full authorized power. Equipment and other costs are associated with these requirements.

We have elected and will elect the currently-allotted digital channels for KZJL-TV and KMPX-TV as their permanent post-transition digital channels. In the case of KRCA-TV, we will need to change the frequency on which our digital station operates. We have completed construction of digital facilities for KZJL-TV and KMPX-TV at full authorized power. In the case of KRCA, we have completed construction of digital facilities that serve at least 80 percent of the population served by the analog station, as the FCC permits. We will continue to operate those facilities until the end of the transition, when we will be required to complete construction of full power digital facilities on the new channel chosen for post-transition operation.

Equipment and other costs associated with the transition to digital television, including the necessity of temporary dual-mode operations, the relocation of stations from one channel to another, and the buildout of full-power digital facilities, will impose some near-term financial costs on television stations providing the services. The potential also exists for new sources of revenue to be derived from digital television. We cannot predict the overall effect the transition to digital television might have on our business.

Indecency

Provisions of federal law regulate the broadcast of obscene, indecent or profane material. The FCC is actively enforcing these rules. Legislation that substantially increased the monetary penalties for violations of these regulations—from $32,500 to $325,000 per incident—was recently enacted into law.

Public Interest Programming

Broadcasters are required to air programming addressing the needs and interests of their communities of license, and to place “issues/programs lists” in their public inspection files to provide their communities with information on the level of “public interest” programming they air. In October 2000, the FCC commenced a proceeding seeking comment on whether it should adopt a standardized form for reporting information on a station’s public interest programming and whether it should require television broadcasters to post the new form—as well as all other documents in their public inspection files—either on station websites or the websites of state broadcasters’ associations. Moreover, in August 2003 the FCC introduced a “Localism in Broadcasting” initiative that, among other things, has resulted in the creation of an FCC Localism Task Force, localism hearings at various locations throughout the country, and the July 2004 initiation of a proceeding to consider whether additional FCC rules and procedures are necessary to promote localism in broadcasting.

Equal Employment Opportunity

The FCC’s equal employment opportunity rules generally require broadcasters to engage in broad and inclusive recruitment efforts to fill job vacancies, keep a considerable amount of recruitment data and report much of this data to the FCC and to the public via stations’ public files and websites. The FCC is still considering whether to apply these rules to part-time employment positions. Broadcasters are also obligated not to engage in employment discrimination based on race, color, religion, national origin or sex.

Digital Radio Services

The FCC has adopted spectrum allocation and service rules for satellite digital audio radio service. Satellite digital audio radio service systems can provide regional or nationwide distribution of radio programming with fidelity comparable to compact discs. Two companies—Sirius Satellite Radio Inc. and XM Radio—have launched satellite digital audio radio service systems and are currently providing nationwide service. The FCC is currently considering what rules to impose on both licensees’ operation of terrestrial repeaters that support their satellite services. The FCC also has approved a technical standard for the provision of “in band, on channel” terrestrial digital radio broadcasting by existing radio broadcasters (except for nighttime broadcasting by AM stations, which is undergoing further testing), and has allowed radio broadcasters to convert to a hybrid mode of digital/analog operation on their existing frequencies. We and other broadcasters have intensified efforts to roll out terrestrial digital radio service. The FCC has commenced rulemaking to address formal standards and related licensing and service rule changes for terrestrial digital audio broadcasting. We cannot predict the impact of either satellite or terrestrial digital audio radio service on our business.

Radio Frequency Radiation

The FCC has adopted rules limiting human exposure to levels of radio frequency radiation. These rules require applicants for renewal of broadcast licenses or modification of existing licenses to inform the FCC whether the applicant’s broadcast facility would expose people or employees to excessive radio frequency radiation. We believe that all of our stations are in compliance with the FCC’s current rules regarding radio frequency radiation exposure.

Low-Power Radio Broadcast Service

In January 2000, the FCC created two new classes of noncommercial low power FM radio stations (“LPFM”). One class (LP100) is authorized to operate with a maximum power of 100 watts and a service radius of about 3.5 miles. The other class (LP10) is authorized to operate with a maximum power of 10 watts and a service radius of about 1 to 2 miles. In establishing the new LPFM service, the FCC said that its goal is to create a class of radio stations designed “to serve very localized communities or underrepresented groups within communities.” The FCC has accepted applications for LPFM stations and has granted some of these applications. In December 2000, Congress passed the Radio Broadcasting Preservation Act of 2000. This legislation requires the FCC to maintain interference protection requirements between LPFM stations and full-power radio stations on third-adjacent channels. It also requires the FCC to conduct field tests to determine the impact of eliminating such requirements. The FCC has commissioned a preliminary report on such impact and on the basis of that report, has recommended to Congress that such requirements be eliminated. We cannot predict the number of LPFM stations that eventually will be authorized to operate or the impact of such stations on our business.

Other Regulations Affecting Broadcast Stations

The FCC has adopted rules on children’s television programming pursuant to the Children’s Television Act of 1990 and rules requiring closed captioning of television programming. The FCC has also taken steps to implement digital television broadcasting in the U.S. Furthermore, the 1996 Act contains a number of provisions related to television violence. We cannot predict the effect of the FCC’s present rules or future actions on our television broadcasting operations.

Finally, Congress and the FCC from time to time consider, and may in the future adopt, new laws, regulations and policies regarding a wide variety of other matters that could affect, directly or indirectly, the operation and ownership of our broadcast properties. In addition to the changes and proposed changes noted above, such matters have included, for example, spectrum use fees, political advertising rates, and potential restrictions on the advertising of certain products such as beer and wine. Other matters that could affect our broadcast properties include technological innovations and developments generally affecting competition in the mass communications industry, such as direct broadcast satellite service, the continued establishment of wireless cable systems and low power television stations, “streaming” of audio and video programming via the Internet, digital television and radio technologies, the establishment of a low power FM radio service, and telephone company participation in the provision of video programming service.

MANAGEMENT

The following sets forth information about our directors, executive officers and key non-executive employees:

Name	Position(s)	Age*
Jose Liberman	Co-Founder, President and Director	81
Lenard Liberman	Co-Founder, Executive Vice President, Secretary and Director	44
William S. Keenan	Chief Financial Officer	52
Winter Horton	Corporate Vice President	40
Eduardo Leon	Vice President—Programming	42
William Adams	Director Nominee	66

*	All ages are as of June 30, 2006.

Jose Liberman co-founded Liberman Broadcasting, Inc., a California corporation, in 1987 together with his son, Lenard, and has served as our President and as a member on our board of directors since our formation. Upon completion of this offering, we expect that Mr. Liberman will be named Chairman of our board of directors. At that time, he will relinquish his duties as President. Mr. Liberman started his career in radio broadcasting in 1957 with the purchase of XERZ in Mexico and the establishment of a radio advertising representative firm in Mexico. In 1976, Mr. Liberman acquired KLVE-FM, the first Los Angeles FM station to utilize a Hispanic format. In 1979, he purchased KTNQ-AM and combined it with KLVE to create the first Hispanic AM/FM combination in Los Angeles. Mr. Liberman is the father of our Executive Vice President, Chief Financial Officer, Secretary and Director, Lenard Liberman.

Lenard Liberman has served as our Executive Vice President and Secretary and has been a member of our board of directors since our formation in 1987. Mr. Liberman served as our Chief Financial Officer from April 1999 to April 2000, April 2002 to April 2003 and April 2005 to May 2006. Upon completion of this offering, we intend to appoint Mr. Liberman as our Chief Executive Officer and President. Mr. Liberman manages all day-to-day operations including acquisitions and strategic planning. He received his juris doctorate degree and masters of business administration degree from Stanford University in 1987. He is a member of the California Bar. Mr. Liberman is the son of our President and Director, Jose Liberman.

William S. Keenan has served as our Chief Financial Officer since May 2006. Prior to joining LBI Media, Mr. Keenan served as Acting Chief Financial Officer at TVN Entertainment Corporation, a video-on-demand content solutions company. Prior to TVN, Mr. Keenan served as Chief Operating Officer and Chief Financial Officer of Casino and Gaming Television from October 2003 to December 2005. Since August 2003, Mr. Keenan has been a partner in Spun.com, Inc., an Internet site that allows for the exchange of CDs, DVDs and games, and was the Chief Executive Officer from November 1999 to August 2003. From August 1988 to July 1999, Mr. Keenan served as Senior Vice President and Chief Financial Officer of E! Entertainment Television (formerly Movietime Channel). Mr. Keenan began his career as an auditor at Deloitte and Touche, leaving as an audit manager. Mr. Keenan received his Bachelor of Arts, Economics degree from the University of California at Los Angeles.

Winter Horton is considered by us as a key non-executive employee and has served as our Corporate Vice President since 2001. Mr. Horton joined us in 1997 as Vice President of Programming for KRCA. In 2001, as Corporate Vice President, Mr. Horton launched our five radio stations and one television station in Houston. He was also responsible for the launch of KMPX in 2004 and KNOR in Dallas. He is currently responsible for all of our Texas radio and television operations. Mr. Horton also assists in the oversight of our television production facilities in Burbank.

Eduardo Leon is considered by us as a key non-executive employee and has served as our Vice President of Programming since 1998. He is responsible for all programming aspects of our radio stations. Prior to joining us,

Mr. Leon was the program director from 1996 to 1998 at radio station WLEY-FM in Chicago, which is owned by Spanish Broadcasting Systems, Inc. In 1992, he founded Radio Ideas, a Spanish-language radio consulting company.

Before we complete this offering, we will elect one additional member to our board of directors: Mr. William Adams, who will be considered an independent director.

William Adams was Of Counsel to O’Melveny & Myers LLP from February 2000 to February 2004. Prior to serving as Of Counsel, Mr. Adams was a partner of O’Melveny & Myers since October 1979. Mr. Adams also serves on the board of directors of Valentine Enterprises, Inc.

Board Composition

Our board of directors is currently composed of two directors. Upon the completion of this offering, we intend to increase the size of our board of directors to three by nominating and electing one additional director, who will be considered an independent director. We intend to increase the size of our board of directors to five by adding two additional directors, one of which will be an additional independent director, within 90 days after completion of this offering and to seven by adding two additional directors, one of which will be an additional independent director, within one year from the closing of this offering.

Our board of directors has determined that we will be a “controlled company” under the rules of the Nasdaq Stock Market, because Jose and Lenard Liberman will control more than 90% of our voting power after giving effect to this offering. As a result, we will not be required to have a board composed of a majority of independent directors.

Board Committees

At the time this offering closes, our board of directors will establish an audit committee. The audit committee will provide assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance function. The audit committee will also oversee the audit efforts of our independent accountants and take those actions it deems necessary to satisfy itself that the accountants are independent of management. The audit committee will consist initially of William Adams and Lenard Liberman. Mr. Adams is an independent director under the rules of the Nasdaq Stock Market. Within ninety days after this offering, we will add an additional independent director to our audit committee and within one year after the completion of this offering, our audit committee will have a minimum of three independent directors and Mr. Liberman will resign from the committee.

As a “controlled company” under the Nasdaq rules, we do not currently intend to establish a compensation committee or nominating committee. As a result, our board of directors, rather than the independent directors, will be able to determine the compensation of our executive officers. Also, Jose and Lenard Liberman will be able to elect all members of the board of directors, including the independent directors, and will be allowed to have significant influence over the selection of director nominees.

Compensation Committee Interlocks and Insider Participation

We do not and after this offering, will not, have a compensation committee. Our board of directors is responsible for determining the compensation of our executive officers. Jose Liberman and Lenard Liberman, our President and Executive Vice President, respectively, were our only two directors for 2005 and determined the compensation of all executive officers for 2005. Jose Liberman and Lenard Liberman were also directors and Jose Liberman was an executive officer of Spanish Media Rep Team, Inc. through April 2005. Otherwise, no executive officer of our company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors.

Director Compensation

Our directors do not currently receive any cash compensation for services on our board of directors or any committee thereof.

Executive Compensation

The following table describes the compensation we paid to our three executive officers during the fiscal years ended December 31, 2005, 2004 and 2003. We have not issued any options or restricted stock to our executive officers or directors.

Summary Compensation Table

	Year	Annual Compensation
Name and Principal Position(s)		Salary	Bonus		Other Annual Compensation
Jose Liberman(1) President	2005 2004 2003	$356,667 120,000 60,000	$	— — —	$30,222 42,041 61,186

Lenard Liberman(2) Executive Vice President, Chief Financial Officer and Secretary	2005 2004 2003	416,667 300,000 240,000		— — —	30,337 24,984 49,988

Steven Cramer(3) Chief Financial Officer	2005 2004	80,000 30,000		— —	— —

(1)	Other annual compensation includes payments by us for Mr. Liberman’s personal income taxes and tax preparation and planning, personal travel and leasing of personal vehicles. After completion of this offering, we expect to increase Mr. Liberman’s annual base salary to $ .
(2)	Other annual compensation includes payments by us for Mr. Liberman’s personal income taxes and tax preparation and planning, personal travel and leasing of personal vehicles. After completion of this offering, we expect to increase Mr. Liberman’s annual base salary to $ .
(3)	Steven Cramer joined us as Chief Financial Officer in November 2004 and resigned in April 2005.

Employment Agreement

On April 18, 2006, we entered into an employment agreement with William S. Keenan for him to become our Chief Financial Officer. The term of the agreement commenced on May 3, 2006 and expires on May 2, 2009. We may extend the agreement for two additional periods of one year each. Pursuant to the agreement, we will pay to Mr. Keenan an annual salary of $250,000 with the ability to receive annual bonuses based on performance and financial results. If we terminate Mr. Keenan’s employment without cause during the term of his agreement, we must pay an amount equal to six months’ salary to him. Upon the closing of this offering, we have also agreed to grant options to Mr. Keenan at an exercise price equal to the price per share of the common stock sold in this offering for a number of shares such that the aggregate exercise price of all shares subject to such option is $400,000. The options will vest in three equal installments on the third, fourth and fifth anniversaries of the grant date.

Indemnification of Directors and Executive Officers and Limitation of Liability

After this offering, Liberman Broadcasting will be governed by the Delaware General Corporation Law. Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit indemnification for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. This indemnification may, however, be unenforceable as against public policy.

Liberman Broadcasting’s restated certificate of incorporation, which will become effective upon the closing of this offering, eliminates the personal liability of Liberman Broadcasting’s directors for monetary damages for breach of fiduciary duty as a director to the extent permitted by Delaware law. Delaware law does not permit the elimination of personal liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	matters arising under Section 174 of the Delaware law regarding unlawful dividends and stock purchases; or

•	any transaction from which the director derived an improper personal benefit.

Liberman Broadcasting’s restated certificate of incorporation and bylaws permit indemnification to the extent permitted by Delaware law. In particular:

•	Liberman Broadcasting is required to indemnify its directors and officers to the fullest extent permitted by Delaware law, so long as the person being indemnified acted in good faith and in a manner the person reasonably believed to be in or not opposed to our best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful;

•	Liberman Broadcasting is permitted to indemnify its other employees and agents to the extent that it indemnifies its officers and directors, unless otherwise required by law;

•	Liberman Broadcasting is required to advance expenses to its directors and officers incurred in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions; and

•	the rights conferred in Liberman Broadcasting’s restated certificate of incorporation are not exclusive.

Before the closing of this offering, Liberman Broadcasting intends to enter into indemnity agreements with each of its current and new directors and officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our restated certificate of incorporation and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

Before the closing of this offering, we also intend to obtain directors’ and officers’ liability insurance.

2006 Stock Incentive Plan

We intend to adopt a 2006 stock incentive plan prior to consummation of this offering to provide an additional means to attract, motivate, reward and retain key personnel. We expect our board of directors to approve this plan prior to the consummation of this offering. The 2006 stock incentive plan will give our board of directors, or a committee appointed by our board of directors, the authority to determine who may participate in the plan and to grant different types of stock incentive awards. Our employees, officers, directors and consultants may be selected to receive awards under the plan.

We expect that a total of approximately      shares of Class A common stock will be authorized for issuance with respect to awards granted under the 2006 stock incentive plan. Any shares subject to awards that are not paid or exercised before they expire or are terminated, as well as shares used to pay the purchase or exercise price of awards or related tax withholding obligations, will become available for other award grants under the 2006 stock incentive plan.

Awards under the plan may be in the form of nonqualified stock options, incentive stock options, stock appreciation rights, or SARs, restricted stock, performance share awards, stock bonuses or other forms of awards granted or denominated in our Class A common stock or units of our Class A common stock. Awards under the plan generally will be nontransferable other than by will or the laws of descent and distribution. The administrator will have discretion, however, to establish written conditions and procedures for the transfer of awards to other persons or entities, provided that such transfers comply with applicable federal and state securities laws.

Nonqualified stock options and other awards may be granted at prices below the fair market value of the common stock on the date of grant. Restricted stock awards can be issued for nominal or the minimum lawful consideration. Incentive stock options must have an exercise price that is at least equal to the fair market value of the Class A common stock, or 110.0% of fair market value of the Class A common stock for any 10.0% owner of our Class A common stock, on the date of grant. These and other awards may also be issued solely or in part for services.

The exercise price of options or other awards will generally be payable in cash or, subject to certain restrictions, shares of our common stock. Subject to any applicable limits, we may finance or offset shares to cover any minimum withholding taxes due in connection with an award.

Our board of directors, or a committee of directors appointed by our board of directors, will have the authority to administer the plan. The administrator of the plan will have broad authority to:

•	designate recipients of awards;

•	determine or modify, subject to any required consent, the terms and provisions of awards, including the price, vesting provisions, terms of exercise and expiration dates;

•	approve the form of award agreements;

•	determine specific objectives and performance criteria with respect to performance awards;

•	construe and interpret the 2006 stock incentive plan; and

•	accelerate and extend the exercisability or term, and establish the events of termination or reversion of, outstanding awards.

As is customary in incentive plans of this nature, the number and kind of shares available under the 2006 stock incentive plan and any outstanding awards, as well as the exercise or purchase prices of awards, will be subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the stockholders. In no case (except due to an adjustment referred to above or any repricing that may be approved by our stockholders) will any adjustment be made to a stock option or SAR under the 2006 stock incentive plan (by amendment, cancellation and regrant, exchange or other means) that would constitute a repricing of the per-share exercise or base price of the award.

Each award granted under the 2006 stock incentive plan may, in the discretion of the plan administrator, become fully vested, exercisable, and/or payable, as applicable, upon a change in control event if the award will not be assumed or substituted for or otherwise continued after the event. A change in control event, as defined in the 2006 stock incentive plan, will generally include:

•	stockholder approval of our dissolution or liquidation;

•	certain changes in a majority of the membership of our board of directors over a period of two years or less;

•	the acquisition of 20.0% or more of our outstanding voting securities by any person other than person who held 20.0% or more of our outstanding voting securities as of the date that the 2006 stock incentive plan was approved, a company benefit plan, or one of their affiliates, successors, heirs, relatives or certain donees or certain other affiliates;

•	certain transfers of all or substantially all of our assets; and

•	a merger, consolidation or reorganization (other than with an affiliate) whereby our stockholders do not own more than 50.0% of the outstanding voting securities of the resulting entity after such event.

The plan administrator may also provide for alternative settlements (including cash payments), the assumption or substitution of awards or other adjustments in the event of a change in control event or in the context of any other reorganization of the company.

Our board of directors may amend, suspend or discontinue the plan at any time, but no such action will affect any outstanding award in any manner materially adverse to a participant without the consent of the participant. Plan amendments will be submitted to stockholders for their approval as required by applicable law. The 2006 stock incentive plan will not be exclusive—our board of directors and compensation committee may grant stock and performance incentives or other compensation, in stock or cash, under other plans or authority.

The plan will terminate on the tenth anniversary of its adoption; however, the plan administrator will retain its authority until all outstanding awards are exercised or terminated. The maximum term of options, SARs and other rights to acquire common stock under the plan is ten years after the initial date of the award.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Shareholder Loans

As of March 31, 2006, we had outstanding loans, including accrued interest, aggregating $245,218 and $2,424,815 to Jose and Lenard Liberman, respectively. The loans were for the personal use of Jose and Lenard Liberman. For Jose Liberman, we made loans of $146,590, $4,432 and $75,000 on December 20, 2001, July 14, 2002 and July 29, 2002, respectively. Jose Liberman repaid the loan for $4,432 on February 14, 2003. For Lenard Liberman, we made loans of $243,095, $32,000 and $1,916,563 on December 20, 2001, June 14, 2002 and July 9, 2002, respectively.

Each of these loans bears interest at the alternative federal short-term rate published by the Internal Revenue Service for the month in which the advance was made, which rate was 2.48%, 2.91% and 2.84% for December 2001, June 2002 and July 2002, respectively. Each loan matures on the seventh anniversary of the date on which the loan was made. Under the Sarbanes-Oxley Act of 2002, we may not make any additional personal loans to Jose or Lenard Liberman, and the maturity dates of the existing loans may not be extended.

Voting Agreement

Lenard Liberman, the Jose Liberman 2003 Annuity Trust dated August 27, 2003, the Esther Liberman 2003 Annuity Trust dated August 27, 2003 and the Liberman Trust dated November 7, 2002 plan to enter into a voting agreement before the closing of this offering. Under this agreement, Lenard Liberman and the three trusts, for whom Jose Liberman will serve as trustee, will agree that in all elections of our directors, they will vote their respective shares of Class B common stock in order to elect and maintain in office as members of our board, the following individuals: (a) Jose Liberman and (b) Lenard Liberman (or (i) if either of the foregoing individuals has died or is unable to serve as a director due to physical or mental incapacity, then the remaining of such two individuals and an individual (if any) designated by such remaining individual, and (ii) if both of the foregoing individuals have died or are unable to serve as a director due to physical or mental incapacity, then one individual designated by the personal representative of Lenard Liberman, and one individual designated by the personal representative of Jose Liberman).

If Lenard Liberman or any of the trusts sells, assigns or otherwise transfers any shares of Class B common stock to Lenard Liberman, Jose Liberman or any of their respective spouses, lineal descendants or heirs and devisees or any trust, corporation, partnership, limited liability company or other entity controlled by any of them (or any executor, administrator or conservator or trustee for any of them), the transferee will be required to become a party to the Voting Agreement.

The agreement will not terminate until the parties mutually agree in writing.

Spanish Media Rep Team

Jose and Lenard Liberman owned and operated our national sales representative, Spanish Media Rep Team, Inc., or SMRT. SMRT received a 15% commission from us for any commercial time it sold to national advertisers on our radio and television stations. We believe we paid commissions to SMRT on an arm’s length basis because the rate was based upon the commission rates we paid to former third party national sales representative firms. We paid approximately $2.0 million and $0.5 million to SMRT for services provided to us for the years ended December 31, 2004 and December 31, 2005, respectively.

On April 27, 2005, we acquired SMRT from Jose and Lenard Liberman for an aggregate purchase price of approximately $5.1 million. SMRT merged with and into Liberman Broadcasting, Inc., a California corporation and our indirect, wholly owned subsidiary. Liberman Broadcasting, Inc. paid approximately $3.3 million in cash and issued notes totaling $1.8 million to the stockholders of SMRT. The notes bear interest at the rate of 3.35% and are due April 28, 2006. We believe the purchase price for SMRT was determined on a basis that resulted in an amount that would have been paid in an arms’ length transaction.

L.D.L. Enterprises, Inc.

Lenard Liberman is the sole shareholder of L.D.L. Enterprises, Inc., a mail order business. From time to time, we allow L.D.L. Enterprises to use, free of charge, unsold advertising time on our radio and television stations.

Former Business Relationship with Mr. William Adams

We expect to elect Mr. William Adams as a member of our board of directors upon completion of this offering. Mr. Adams served as Of Counsel to O’Melveny & Myers LLP from February 2000 to February 2004. In 2005 and 2006, we have retained O’Melveny & Myers LLP as our legal counsel for certain matters. The amount of fees that we paid to O’Melveny & Myers LLP during its last fiscal year did not exceed five percent of its gross revenues in such fiscal year.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our Class A and Class B common stock as of June 30, 2006, after giving effect to the offering of our Class A common stock herein, the exercise of all of our outstanding warrants and our reincorporation, by:

•	each person known by us to be a beneficial owner of more than 5% of our outstanding Class A and Class B common stock;

•	each of our directors and director nominees;

•	each of our executive officers;

•	all directors and executive officers as a group; and

•	all selling stockholders.

The amounts and percentage of Class A and Class B common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

The Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of our stockholders. Each share of Class A common stock is entitled to one vote per share, and each share of Class B common stock is entitled to ten votes per share. Holders of shares of our Class B common stock may elect at any time to convert their shares into an equal number of shares of Class A common stock, provided that any necessary consent by the FCC has been obtained.

Percentage of beneficial ownership of Class A common stock and Class B common stock after this offering is based on              shares of Class A common stock and              shares of Class B common stock, respectively, outstanding as of June 30, 2006, after giving effect to this offering, the exercise of all of our outstanding warrants and our reincorporation. The number of beneficially owned shares of Class A common stock excludes shares of Class A common stock issuable upon conversion of shares of our Class B common stock.

Name and Address of Beneficial Owner(1)	Class A Common Stock					Class B Common Stock		Percent of Total Economic Interest		Percent of Total Voting Power
	Before Offering		Shares Being Offered	After Offering		Number	%	Before Offering	After Offering	Before Offering	After Offering
	Number	%		Number	%
Jose Liberman(2)	—	—	—	—	—		100.0	93.4		99.3
Lenard D. Liberman(3)				—	—		100.0	93.4		99.3
William S. Keenan	—	—	—	—	—	—	—	—	—	—	—
William G. Adams	—	—	—	—	—	—	—	—	—	—	—
All executive officers and directors as a group (2 persons)				—	—		100.0	93.4		99.3
BancBoston Investments, Inc.(4)						—	—	1.3		*
California State Teachers’ Retirement System(5)						—	—	1.1		*

*	Represents less than 1.0%.
(1)	The address for each individual named in this table is Liberman Broadcasting, Inc., 1845 West Empire Avenue, Burbank, California 91504.

(2)	Of the shares of Class B common stock, shares are held by Mr. Jose Liberman in his capacity as trustee of the Esther Liberman 2003 Annuity Trust, shares are held by Mr. Jose Liberman in his capacity as trustee of the Jose Liberman 2003 Annuity Trust and shares are held by Mr. Jose Liberman in his capacity as trustee of the Liberman Trust dated November 7, 2002. Pursuant to a voting agreement to be entered into by all three trusts and Messrs. Jose and Lenard Liberman, Mr. Jose Liberman is deemed to beneficially own shares of Class B common stock held by Mr. Lenard Liberman. See “Certain Relationships and Related Transactions—Voting Agreement.”
(3)	The shares of Class A common stock being sold by Mr. Lenard Liberman consist of shares of Class B common stock that will be converted into Class A common stock immediately before this offering. Pursuant to a voting agreement to be entered into by all three trusts and Messrs. Lenard and Jose Liberman, Mr. Lenard Liberman is deemed to beneficially own shares of Class B common stock held by the Jose Liberman 2003 Annuity Trust, shares of Class B common stock held by the Esther Liberman 2003 Annuity Trust and shares held by Mr. Jose Liberman in his capacity as trustee of the Liberman Trust dated November 7, 2002, for all three of which Mr. Jose Liberman serves as trustee. See “Certain Relationships and Related Transactions—Voting Agreement.”
(4)	The address for BancBoston Investments, Inc. is 100 Federal Street, MA5-100-19-06, Boston, Massachusetts 02110.
(5)	The address for California State Teachers’ Retirement System is 7667 Folsom Boulevard, Sacramento, CA 95616.

DESCRIPTION OF CAPITAL STOCK

Upon the closing of this offering, our authorized capital stock will consist of 200,000,000 shares of Class A common stock, 100,000,000 shares of Class B common stock and 10,000,000 shares of preferred stock.

Common Stock

General.    Except with respect to voting and conversion, shares of Class A common stock and Class B common stock are the same in all respects.

Voting.    Holders of shares of Class A common stock are entitled to one vote per share, and holders of shares of Class B common stock are entitled to ten votes per share. All actions submitted to a vote of our stockholders are voted on by holders of Class A common stock and Class B common stock voting together as a single class, except that we may not change the conversion or voting rights of any class of our common stock without the affirmative vote of the holders of a majority of the voting power of each class of common stock.

Dividends and Other Distributions.    Each share of Class A common stock and Class B common stock is equal in respect of dividends and other distributions in cash, stock or property (including distributions upon our liquidation and consideration to be received upon a sale or conveyance of all or substantially all of our assets), except that in the case of dividends or other distributions payable on the Class A common stock or Class B common stock in shares of such stock, including distributions pursuant to stock splits or stock dividends, only Class A common stock will be distributed with respect to Class A common stock, and only Class B common stock will be distributed with respect to Class B common stock. In no event will any of the Class A common stock or Class B common stock be split, divided or combined unless each other class is proportionately split, divided or combined.

Convertibility of Class B Common Stock into Class A Common Stock.    All of the Class B common stock outstanding currently is beneficially owned by Mr. Jose Liberman and Mr. Lenard Liberman. The Class B common stock is convertible at any time, or from time to time, at the option of the holder of such Class B common stock, and without cost to such holder (except any transfer taxes that may be payable, as in the case of any transfer of Class A common stock, if certificates are to be issued in a name other than that in which the certificate surrendered is registered), into Class A common stock on a share-for-share basis.

In addition to conversions into Class A common stock as described above, a record or beneficial owner of shares of Class B common stock may transfer such shares of Class B common stock (whether by sale, assignment, gift, bequest, appointment or otherwise) only to Class B Permitted Transferees and Class B Permitted Transferees may transfer shares of Class B common stock only to other Class B Permitted Transferees. If any shares of Class B common stock are transferred to any person or entity other than a Class B Permitted Transferee, such shares will automatically be converted into an equivalent number of shares of Class A common stock. Class B Permitted Transferees include, without limitation, us, the respective estates, heirs, spouses or former spouses of any Class B stockholder, the parents or grandparents or lineal descendants of any parent or grandparent of any Class B stockholder or of the spouse or former spouse of any Class B stockholder, the guardian or other legal representative of any Class B Stockholder and/or any Class B Permitted Transferee, certain trusts and accounts principally for the benefit of any Class B stockholder or Class B Permitted Transferee, corporations and other entities if majority beneficial ownership is held by one or more Class B stockholders or Class B Permitted Transferees, any employee benefit plan or trust sponsored by the applicable Class B stockholder, equity holders of corporations and other entities who receive Class B common stock by way of dividend or distribution, and the transferor, in the case of a transfer from any Class B Permitted Transferee back to its transferor.

Preemptive Rights.    Neither the Class A common stock nor the Class B common stock carry any preemptive rights enabling a holder to subscribe for or receive shares of our common stock of any other class or other securities convertible into shares of our stock. Our board of directors possesses the power to issue shares of authorized but unissued Class A common stock, Class B common stock and preferred stock without further stockholder action.

Liquidation, Dissolution or Winding Up.    In the event of any liquidation, dissolution or winding up of our company, whether voluntarily or involuntarily, after payment or provision for payment of our debts and other liabilities and the preferential amounts to which the holders of any stock ranking prior to the Class A common stock and the Class B common stock in the distribution of assets shall be entitled upon liquidation, the holders of our Class A common stock and Class B common stock shall be entitled to share pro rata in our remaining assets according to their respective interests.

NASDAQ Trading.    We have applied to list our Class A common stock on The NASDAQ National Market for trading under the symbol “LBIM”.

Transfer Agent and Registrar.    The transfer agent and registrar for the Class A common stock will be                                                  .

Preferred Stock

Shares of preferred stock may be issued by us from time to time in one or more series. Except as may be provided in a certificate of designation or by law, shares of any series of our preferred stock that have been redeemed (whether through the operation of a sinking fund or otherwise) or purchased by us or which, if convertible or exchangeable, have been converted into or exchanged for shares of stock of any other class or classes shall be retired and shall not be reissued. Our board of directors is authorized to fix or alter the designations and powers, preferences and relative, participating, optional or other rights, if any, and qualifications, limitations or restrictions thereof, including, without limitation, the dividend rate (and whether dividends are cumulative), conversion rights, if any, voting rights, rights and terms of redemption (including sinking fund provisions, if any), redemption price and liquidation preferences of any wholly unissued series of preferred stock, and the number of shares constituting any such series and the designation thereof, or any of them, and to increase or decrease the number of shares of any series subsequent to the issue of shares of that series, but not below the number of shares of such series then outstanding.

Warrants

In March 2001, in connection with the issuance of Liberman Broadcasting’s subordinated notes, we issued warrants to purchase up to 14.02 shares, or 6.55%, of our common stock. The holders of these warrants have executed irrevocable instructions for the exercise of the warrants into              shares of Class A common stock at the closing of this offering. The warrants are held by the institutional investors who purchased Liberman Broadcasting’s subordinated notes. The shares of Class A common stock issued upon the exercise of the warrants will not be registered and will be restricted securities subject to resale limitations of Rule 144 under the Securities Act. The warrant holders have also agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, the shares of our Class A common stock issued upon the exercise of the warrants for a period of 180 days after the date of this prospectus, except for the shares offered herein and subject to certain other exceptions.

Anti-Takeover Provisions

Delaware Law

Liberman Broadcasting is governed by the provisions of Section 203 of the Delaware Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the company’s voting stock. The statute could delay, defer or prevent a change in control of our company.

Restated Certificate of Incorporation and Bylaw Provisions

Various provisions contained in Liberman Broadcasting’s restated certificate of incorporation, which will become effective upon the consummation of the merger of LBI Holdings I and Liberman Broadcasting, and bylaws could delay or discourage some transactions involving an actual or potential change in control of Liberman Broadcasting or its management and may limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and could adversely affect the price of our Class A common stock. These provisions:

•	authorize our board of directors to establish one or more series of undesignated preferred stock, the terms of which can be determined by the board of directors at the time of issuance;

•	do not authorize cumulative voting in the election of directors unless required by applicable law—under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors;

•	state that special meetings of our stockholders may be called only by the chairman of the board of directors, our chief executive officer, president, executive vice president or by the board of directors after a resolution is adopted by a majority of the total number of authorized directors;

•	establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting;

•	allow our directors to fill vacancies on our board of directors upon the resignation, removal or death of a director;

•	provide that the exact number of directors within the minimum and maximum number of directors may be fixed from time to time by resolution of the board of directors or by a vote of the holders of not less than a majority of the voting power of the outstanding common stock; and

•	provide that the minimum and maximum number of directors may be changed only by resolution of the board of directors and by a vote of at least two-thirds of the voting power of the outstanding common stock.

Foreign Ownership

Our restated certificate of incorporation restricts the ownership, voting and transfer of our Class A and Class B common stock and preferred stock in accordance with the foreign ownership provisions of the Communications Act. Our restated certificate of incorporation authorizes our board of directors to adopt such provisions as it deems necessary to enforce the foreign ownership restrictions, including the inclusion of a legend on our Class A and Class B common stock and preferred stock certificates regarding foreign ownership restrictions. In addition, our restated certificate of incorporation provides that shares of Class A and Class B common stock and preferred stock determined by the board of directors to be owned beneficially by an alien or an entity directly or indirectly owned by aliens in whole or in part shall always be subject to redemption by action of the board to the extent necessary, in the board’s sole judgment, to comply with the foreign ownership restrictions of the Communications Act.

DESCRIPTION OF INDEBTEDNESS

Senior Credit Facilities

The description below is a description of the principal terms of the senior secured credit facilities of our indirect, wholly owned subsidiary, LBI Media, and is subject to, and qualified in its entirety by, reference to the definitive documentation.

LBI Media’s new senior credit facilities provide for a $150.0 million senior secured revolving credit facility and a $110.0 million senior secured term loan credit facility. LBI Media has the option to request its lenders to increase the aggregate amount of the senior credit facilities by an amount equal to no more than $50.0 million; however, its lenders are not obligated to do so. The increases under the revolving credit facility and the term loan credit facility, taken together, cannot exceed $50.0 million in the aggregate. Under the revolving credit facility, LBI Media has a swing line subfacility equal to an amount of not more than $5.0 million. Letters of credit are also available to LBI Media under the revolving credit facility. Aggregate letters of credit outstanding at any time may not exceed the lesser of $5.0 million or the available revolving commitment amount. The revolving credit facility and the term loans mature on March 31, 2012.

Scheduled Principal Payments and Interest.    LBI Media must pay 0.25% of the original principal amount of the term loans, or $275,000, each quarter commencing on June 30, 2006, plus 0.25% of any additional principal amount incurred in the future under the term loan facility. The revolving loans do not require scheduled principal payments.

Borrowings under the revolving loans and term loans bear interest based on either, at the option of LBI Media, the base rate for base rate loans or the LIBOR rate for LIBOR loans, in each case plus the applicable margin stipulated in the senior credit agreements. The base rate is the higher of (i) Credit Suisse’s prime rate and (ii) the Federal Funds Effective Rate (as published by the Federal Reserve Bank of New York) plus 0.5%. The applicable margin for revolving loans, which is based on LBI Media’s consolidated leverage ratio, will range from 0% to 1.00% per annum for base rate loans and from 1.00% to 2.00% per annum for LIBOR loans. The applicable margin for term loans is 0.50% for base rate loans and 1.50% for LIBOR loans. The applicable margin for any future term loans will be agreed upon at the time those term loans are incurred. Interest on base rate loans is payable quarterly in arrears and interest on LIBOR loans is payable either monthly, bimonthly or quarterly depending on the interest period elected by LBI Media. All amounts that are not paid when due under either the revolving credit facility or term loan facility will accrue interest at the rate otherwise applicable plus 2.00% until such amounts are paid in full.

Commitment Fee.    LBI Media pays quarterly commitment fees on the unused portion of the revolving credit facility based on its utilization rate of the revolver. If LBI Media borrows less than 50% of the revolving credit commitment, it must pay a quarterly commitment fee of 0.50% times the unused portion. If LBI Media borrows 50% or more of the total revolving loan commitment, then it must pay a quarterly commitment fee of 0.25% times the unused portion.

Mandatory Prepayments.    LBI Media is required to prepay borrowings under the revolving credit facility or can voluntarily prepay the term loans (or under certain circumstances, is required to make an offer to prepay the term loans), at its option, with:

•

100% of the net cash payments from non-ordinary course asset sales or asset swaps which cause the aggregate net cash payments to exceed $5.0 million in any fiscal year (to the extent such net cash payments exceed $5.0 million) that LBI Media or its subsidiaries has not reinvested (or has decided not to reinvest) in assets in the same line of business within 360 days after receipt of the net cash payments. If LBI Media’s consolidated leverage ratio, after giving effect to the asset sale or asset swap, is less than 6.0 to 1.0 but greater than or equal to 5.0 to 1.0, LBI Media must reinvest or repay (or under certain circumstances offer to repay) only 50% of the amount of such excess net cash payments. LBI Media is not required to reinvest or make any prepayments (or offer to make any prepayments) with net cash payments from non-ordinary course asset sales or asset swaps if its consolidated leverage ratio, after giving effect to the asset sale or asset swap, is less than 5.0 to 1.0; and

•	100% of net cash payments from casualty events which cause the aggregate net cash payments from casualty events to exceed $1.0 million in any fiscal year (to the extent such net cash payments exceed $1.0 million) that LBI Media or its subsidiaries have not used to replace the damage or destruction or to otherwise reinvest in similar assets or in assets in the same line of business (or has decided not to replace or reinvest) within 360 days after receipt of the net cash payments.

All of the above mandatory prepayments that are applied to reduce outstanding amounts under the revolving facility will also permanently reduce the aggregate commitment amount under the revolving credit facility.

In addition, LBI Media is required to prepay borrowings under the revolving credit facility or can voluntarily prepay the term loan facility (or under certain circumstances, is required to make an offer to prepay the term loans), at its option, if the terms of the agreements governing any subordinated indebtedness, including the indentures for LBI Media’s senior subordinated notes and LBI Media Holdings, Inc.’s senior discount notes, or any holding company indebtedness, including our 9% subordinated notes, require repayment of such subordinated indebtedness or holding company indebtedness with net cash proceeds from any asset sale. LBI Media must repay (or under certain circumstances offer to repay) 100% of the amount that the agreements governing such subordinated indebtedness or holding company indebtedness would require, and such prepayment on the revolving credit facility may under certain circumstances reduce the revolving loan commitments.

LBI Media is also required to prepay borrowings under the revolving credit facility with 100% of the net cash payments received from the incurrence of any subordinated indebtedness not otherwise permitted by the revolving credit facility, but such prepayment of the revolving credit facility will not reduce the revolving loan commitments.

IPO Proceeds.    LBI Media is not required to prepay its revolving credit facility or term loan facility with the net proceeds from this offering. The senior credit facilities will allow LBI Media and its holding companies to use the proceeds, within fifteen months after the completion of this offering, to repay any or all of our 9% subordinated notes, to redeem, repurchase, prepay or otherwise acquire LBI Media Holdings’ senior discount notes and LBI Media’s senior subordinated notes, including the payment of any premiums and interest on such notes and, to the extent the gross proceeds of this offering exceed $75.0 million, to distribute or pay dividends to our stockholders of as of May 8, 2006 in an aggregate amount not exceed $5.0 million. We are required to contribute substantially all of the net proceeds from this offering (other than the amount used or to be used to repay our 9% subordinated notes and the amount, if any, used or to be used to pay the dividend or distributions to our stockholders not exceeding $5.0 million) to LBI Media Holdings. LBI Media Holdings is required to contribute and/or loan substantially all of the net proceeds of this offering received from us (other than the amount used or to be used to redeem, repurchase, prepay or otherwise acquire its senior discount notes) to LBI Media.

Voluntary Prepayments.    LBI Media may prepay borrowings under the term loan facility or revolving credit facility and reduce revolving commitments at any time at its option subject to a minimum amount of $500,000.

Securities and Guarantees.    The loans under the new senior credit facilities are secured by a lien on substantially all of LBI Media’s tangible and intangible property, including accounts receivable, inventory, equipment, and intellectual property, and by a pledge of all of the shares of stock, partnership interests and limited liability company interests of LBI Media’s direct and indirect subsidiaries, of which it now owns or later acquires more than a 50% interest or of which it now or later controls.

LBI Media’s obligations under the new senior credit facilities are guaranteed by each of its subsidiaries and the guarantees are secured by substantially all of the assets of its subsidiaries.

Covenants.    The senior credit agreements contain customary covenants for senior credit facilities, including restrictions on LBI Media’s and its subsidiaries’ ability to:

•	incur or guaranty additional indebtedness;

•	incur liens and engage in sale-leaseback transactions;

•	engage in mergers, acquisitions and asset sales;

•	make loans and investments;

•	declare and pay dividends or redeem or repurchase capital stock;

•	prepay, redeem or purchase debt;

•	transact with affiliates;

•	enter into agreements that would restrict LBI Media’s ability to incur liens or pay dividends or distributions on its capital stock;

•	enter into capital leases;

•	engage in different lines of business; and

•	amend or otherwise alter debt and other material agreements, including LBI Media Holdings’ senior discount notes, LBI Media’s senior subordinated notes and Empire Burbank’s loan described below.

Under LBI Media’s revolving credit facility, LBI Media and its subsidiaries are also restricted in their ability to sell or discount notes and accounts receivable and change the fiscal year. In addition, subject to certain exceptions, we and LBI Media Holdings are prohibited under the revolving credit facility from incurring additional debt that requires the payment in cash of any principal or interest prior to September 30, 2012, without the consent of lenders with a majority of the revolving loan commitment.

The revolving credit facility also contains financial covenants, including a maximum ratio of total debt (which excludes Empire Burbank’s debt, certain intercompany debt, LBI Media Holdings’ senior discount notes, and LBI Media Holdings’ 9% subordinated notes and certain other indebtedness) to EBITDA (as defined in the senior credit facility), a minimum ratio of EBITDA to cash interest expense and a maximum limit on annual capital expenditures. The term loan facility does not contain such financial covenants.

LBI Media and its subsidiaries are allowed under the revolving credit facility to make acquisitions in similar lines of business provided that (i) no default or event of default exists before or after the acquisition, (ii) the agent receives detailed financial statements showing pro forma compliance with the financial covenants of the senior credit facilities, (iii) the business acquired is located in the United States, or after this offering, in the United States, any U.S. territory or Mexico, provided that the aggregate amount of all acquisitions in Mexico cannot exceed $50.0 million, (iv) the lenders with a majority of the revolving line commitment approve any acquisition greater than $75 million prior to this offering or $125.0 million at any time thereafter, and (iv) certain other conditions are met. The term loan facility does not contain such restrictions on acquisitions.

Events of Default.    Events of default under the senior credit facilities include, but are not limited to:

•	failure to pay principal when due or interest within three business days after due;

•	material breach of any representation or warranty contained in the loan documents;

•	covenant defaults;

•	cross-defaults or cross-acceleration to other indebtedness, including defaults or acceleration on LBI Media’s senior subordinated notes or LBI Media Holdings’ senior discount notes;

•	events of bankruptcy;

•	the existence of certain ERISA claims or liabilities;

•	a direct or indirect change of control of LBI Media; and

•	loss or material impairment of material licenses.

We plan to repay all of our outstanding borrowings under the senior revolving credit facility with proceeds received from this offering.

10 1/8% Senior Subordinated Notes due 2012

On July 9, 2002, LBI Media issued $150.0 million aggregate principal amount of 10 1/8% senior subordinated notes due 2012 at par. LBI Media’s senior subordinated notes mature on July 15, 2012. Interest on the senior subordinated notes is payable semi-annually in arrears, on January 15 and July 15 of each year. LBI Media’s obligations under its senior subordinated notes are guaranteed on a senior subordinated basis by each of LBI Media’s existing and future domestic restricted subsidiaries. The senior subordinated notes are general unsecured senior subordinated obligations of LBI Media, subordinated to all of LBI Media’s senior debt, including the senior credit facilities. The senior subordinated notes are redeemable in whole or in part on or after July 15, 2007 at specified redemption prices.

The senior subordinated notes contain covenants that require LBI Media and the subsidiary guarantors to comply with certain limitations on the incurrence of additional indebtedness, issuance of preferred stock and certain mandatorily redeemable capital stock, payment of dividends and on certain other business activities. In addition, the indenture governing the senior subordinated notes restricts the ability of our subsidiaries to distribute cash to us.

11% Senior Discount Notes due 2013

On October 10, 2003, LBI Media Holdings issued $68,428,000 aggregate principal amount at maturity of 11% senior discount notes due 2013 at 58.456% par value. The senior discount notes mature on October 15, 2013. No cash interest will accrue on the senior discount notes prior to October 15, 2008, and instead the accreted value of each senior discount note will increase until such date. The senior discount notes will begin to accrue cash interest at a rate of 11% per annum commencing October 15, 2008, and LBI Media Holdings will pay cash interest thereafter semiannually on April 15 and October 15 of each year, commencing on April 15, 2009. LBI Media Holdings may, however, make a cash interest election on any interest payment date prior to October 15, 2008, in which case the outstanding principal amount at maturity of each senior discount note will, on such interest payment date, be reduced to the accreted value of such senior discount note as of such interest payment date, and cash interest (accruing at a rate of 11% per annum from the cash interest election date) will be payable with respect to such senior discount note on each interest payment date thereafter. The senior discount notes are senior unsecured obligations of LBI Media Holdings and are not guaranteed by Liberman Broadcasting or any of its subsidiaries. The senior discount notes are structurally subordinated to LBI Media’s senior credit facilities and LBI Media’s senior subordinated notes.

The senior discount notes are redeemable in whole or in part on or after October 15, 2008 at specified redemption prices. At any time prior to October 15, 2006, LBI Media Holdings may also redeem up to 40% of the aggregate principal amount of its senior discount notes at a redemption price of 111.000% of the accreted value of the senior discount notes up to the redemption date (or if a cash interest election has been made, 111.000% of the principal amount at maturity of the senior discount notes, plus accrued and unpaid interest), with all or a portion of the net cash proceeds of one or more equity offerings of common stock of LBI Media Holdings or Liberman Broadcasting.

The senior discount notes contain covenants that require LBI Media Holdings to comply with certain limitations on the incurrence of additional indebtedness, issuance of preferred stock and certain mandatorily redeemable capital stock, payment of dividends to Liberman Broadcasting and on certain other business activities. In addition, the indenture governing the senior discount notes restricts the ability of its subsidiaries to distribute cash to LBI Media Holdings.

We plan to redeem with the net proceeds of this offering $20.9 million of the $52.1 million accreted value at March 31, 2006 of the senior discount notes at a redemption price of 111.0% of the accreted value thereof to the redemption date. Assuming this redemption occurred on March 31, 2006, LBI Media Holdings would have incurred approximately $2.9 million in charges, of which approximately $0.6 million relates to the noncash write-off of previously deferred financing costs.

9% Subordinated Notes due 2014

In March 2001, Liberman Broadcasting issued $30.0 million aggregate principal amount of 9% subordinated notes to a group of investors led by Alta Communications, Inc. We plan to repay with the net proceeds of this offering all of the $46.3 million aggregate principal amount (including interest paid-in-kind) outstanding at March 31, 2006 of 9% subordinated notes at a redemption price of 100.0% of the principal amount thereof, plus accrued and unpaid interest to the redemption date. Assuming this redemption occurred on March 31, 2006, Liberman Broadcasting would have incurred approximately $0.7 million in noncash expenses relating to the write-off of previously deferred financing costs and a $3.3 million gain resulting from the early retirement of the 9% subordinated notes.

Empire Burbank Loan

On July 1, 2004, Empire Burbank Studios, our indirect, wholly owned subsidiary, issued an installment note for approximately $2.6 million. As of March 31, 2006, approximately $2.4 million was outstanding on the installment note. The note is secured by Empire Burbank Studios’ real property, including the property owned by Empire Burbank Studios at 1845 West Empire Avenue, Burbank, California 91504, which we use as our principal office and studio space. The note bears interest at the rate of 5.52% per annum and is payable in monthly principal and interest payments of approximately $21,000 through maturity in July 2019.

Pursuant to LBI Media’s senior credit facilities, LBI Media agreed to cause Empire Burbank Studios not to, amend, modify or change the Empire Burbank loan documents in a manner that would materially and adversely affect the respective lenders of the senior credit facilities and note holders, as the case may be, without their consent. LBI Media also agreed to cause Empire Burbank Studios not to engage in any business other than the ownership of the Burbank office and studio property and the lease, sublease and renting of the same property.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering,              shares of Class A common stock and              shares of Class B common stock will be outstanding, assuming the exercise of warrants for              shares of Class A common stock at the closing of this offering. As described below, no shares of our common stock currently outstanding (other than the shares being offered hereby by the selling stockholders) will be available for sale immediately after this offering due to certain contractual and securities law restrictions on resales.

Of the shares of Class A common stock outstanding after this offering, the              shares (or up to              shares if the underwriters exercise their option to purchase a maximum of              additional shares to cover over-allotments of shares) offered for sale through the underwriters will be freely tradable without restriction or further registration under the Securities Act, except for any shares which may be acquired by our affiliates as that term is defined in Rule 144 under the Securities Act, which shares will be subject to the resale limitations of Rule 144. All of our outstanding shares of Class B common stock immediately after this offering, which may be converted into an equivalent number of shares of Class A common stock at any time at the option of the holders of Class B common stock, will be affiliate securities, as that term is defined in Rule 144, and may in the future be sold without restriction under the Securities Act to the extent permitted by Rule 144 or any applicable exemption under the Securities Act.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned its, his or her shares of common stock for at least one year from the date such securities were acquired from us or an affiliate of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock (approximately              shares immediately after this offering) and the average weekly trading volume of our common stock during the four calendar weeks preceding a sale by such person. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about us. Under Rule 144(k), however, a person who has held restricted securities for a minimum of two years from the later of the date such securities were acquired from us or an affiliate of ours and who is not, and for the three months prior to the sale of such restricted securities has not been, an affiliate of ours, is free to sell such shares of our common stock without regard to volume, manner-of-sale and the other limitations contained in Rule 144. None of our outstanding shares of Class B common stock are currently eligible for sale under Rule 144(k), because all such shares are currently held by affiliates of ours. The foregoing summary of Rule 144 is not intended to be a complete discussion thereof.

Commencing one year after the date of this prospectus, approximately              outstanding affiliate securities will be eligible for sale under Rule 144 subject to applicable holding period, volume limitation, manner-of-sale and notice requirements set forth in applicable SEC rules and none of the affiliate securities will be saleable without regard to these restrictions under Rule 144(k).

Our executive officers and directors, who will collectively hold after this offering all of our outstanding shares of Class B common stock and no shares of Class A common stock, and holders of              shares of our Class A common stock have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our Class A common stock or Class B common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock or Class B common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A common stock or Class B common stock, whether any of these transactions are to be settled by delivery of our Class A common stock or Class B common stock or other securities, in cash or otherwise or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus, subject to certain exceptions. However, in the event that either (1) during the last 17 days of the lock-up period, we release earnings results or material news or a material event relating to us occurs or (2)

prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, then, in either case, the expiration of the lock-up period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such extension.

Prior to this offering, there has been no established market for our common stock, and no predictions can be made about the effect, if any, that market sales of shares of our Class A common stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, the actual sale of, or the perceived potential for the sale of, our Class A common stock in the public market may have an adverse effect on the market price for our Class A common stock and Class B common stock.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a summary of certain material United States federal income tax considerations related to the ownership and disposition of our Class A common stock that may be relevant to you if you acquire our Class A common stock pursuant to this offering. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as of the date of this prospectus and all of which are subject to change, possibly with retroactive effect. The Internal Revenue Service is referred to as the “IRS” in this summary.

This summary discusses only the tax consequences to the initial investors who purchase our Class A common stock pursuant to the initial offering and does not discuss the tax consequences applicable to subsequent purchasers of our Class A common stock. This summary deals only with Class A common stock held as capital assets within the meaning of Section 1221 of the Code. It does not discuss all of the tax considerations that may be relevant to holders of our Class A common stock in light of their particular circumstances or to holders of Class A common stock subject to special rules, such as financial institutions, regulated investment companies, holders subject to the alternative minimum tax, insurance companies, pension funds, tax-exempt organizations, expatriates, partnerships or pass through entities, dealers in securities or currencies, traders who elect to mark to market their securities or persons holding the Class A common stock as part of a hedging or constructive sale transaction, “straddle,” conversion transaction, or other integrated transaction, or foreign currency effects on holders of the Class A common stock whose functional currency is not the United States dollar. We have not requested a ruling from the IRS on the tax consequences of owning our Class A common stock. As a result, the IRS could disagree with portions of this discussion. Persons considering the purchase of our Class A common stock should consult with their own tax advisors about the application of the United States federal income tax laws to their particular situations as well as any tax considerations under other United States federal tax laws (such as estate and gift tax laws), or the laws of any state, local or foreign jurisdiction.

As used in this prospectus, the term “U.S. Holder” means a beneficial owner of Class A common stock that is, for United States federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity treated as a corporation, created in or under the laws of the United States or of any political subdivision thereof;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or a trust that has a valid election in effect under applicable United States Treasury regulations to be treated as a U.S. person.

As used in this prospectus, the term “Non-U.S. Holder” means a beneficial owner of Class A common stock that is an individual, corporation, trust or estate that is not a U.S. Holder.

If an entity treated as a partnership for U.S. federal income tax purposes holds shares of Class A common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activity of the partnership. Accordingly, partnerships which hold shares of Class A common stock, and partners in such partnerships, should consult their tax advisors.

Distributions to U.S. Holders

If distributions are paid on the shares of our Class A common stock, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and will constitute a tax-free return of capital that is applied against your tax basis in the Class A common stock to the extent these distributions exceed those earnings and profits. Distributions in excess of our current and accumulated earnings and profits and your tax basis in the Class A common stock will be treated as a gain from the sale or exchange of the Class A common stock, the treatment of which is discussed below. Currently, certain U.S. Holders who are individuals are subject to a maximum tax rate on dividends equal to 15%, which corresponds to the maximum tax rate for long-term capital gains. However, under current legislation for tax years beginning after December 31, 2008, dividends will be taxed at the same rate as other items of ordinary income.

Distributions to Non-U.S. Holders

Dividends paid to a Non-U.S. Holder that are not effectively connected with the conduct of a U.S. trade or business of the Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate or, if an income tax treaty applies and certain certification requirements are satisfied, a lower rate specified by the applicable income tax treaty. In order to receive a reduced income tax treaty rate, a Non-U.S. Holder must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Withholding generally is imposed on the gross amount of a distribution, regardless of whether we have sufficient earnings and profits to cause the distribution to be a dividend for U.S. federal income tax purposes. However, we may elect to withhold on less than the gross amount of the distribution if we determine that the distribution is not paid out of our current or accumulated earnings and profits, based on our reasonable estimates.

A Non-U.S. Holder eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund of any excess amounts withheld by filing with the IRS an appropriate claim for a refund together with the required information.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business within the United States and, if an income tax treaty applies, attributable to a Non-U.S. Holder’s U.S. permanent establishment, are exempt from U.S. federal withholding tax if the Non-U.S. Holder furnishes to us or our paying agent IRS Form W-8ECI and other applicable requirements are met. However, dividends exempt from U.S. federal withholding tax because they are “effectively connected” or attributable to a U.S. permanent establishment under an applicable income tax treaty are subject to U.S. federal income tax at the rates applicable to U.S. citizens and residents. In addition, any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or a lower rate specified by an applicable income tax treaty.

Gain on Disposition of Class A Common Stock by U.S. Holders

A U.S. Holder will recognize gain or loss on the sale or exchange of our Class A common stock to the extent of the difference between the amount realized on such sale or exchange and the holder’s adjusted tax basis in such shares. Such gain or loss generally will constitute long-term capital gain or loss if the holder has held such shares for more than one year. Currently, individual U.S. Holders are subject to a maximum tax rate of 15% on long-term capital gain.

Gain on Disposition of Class A Common Stock by Non-U.S. Holders

A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of our Class A common stock unless one of the following applies:

•	the gain is effectively connected with a Non-U.S. Holder’s conduct of a trade or business within the United States and, if an income tax treaty applies, the gain is attributable to a Non-U.S. Holder’s U.S. permanent establishment. In such case, the Non-U.S. Holder will, unless an applicable income tax treaty provides otherwise, generally be taxed on its net gain derived from the sale at regular graduated U.S. federal income tax rates, and in the case of a foreign corporation, may also be subject to the branch profits tax described above; or

•	a Non-U.S. Holder who is an individual holds our Class A common stock as a capital asset (generally, an asset held for investment purposes), is present in the United States for 183 or more days in the taxable year of the sale or other disposition, and certain other conditions are met. In such a case, the Non-U.S. Holder will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain U.S. source capital losses (even though the Non-U.S. Holder is not considered a resident of the U.S.); or

•	we are or have been a “United States real property holding corporation” (a “USRPHC”) for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of the sale or other disposition and the period such Non-U.S. Holder held our Class A common stock (the shorter period hereinafter referred to as the “lookback period”); provided that if our Class A common stock is regularly traded on an established securities market, this rule will generally not cause any gain to be taxable unless the Non-U.S. Holder actually or constructively holds more than 5% of our Class A common stock at some time during the lookback period. We do not believe that we are a USRPHC and do not expect to become one in the future. However, we could become a USRPHC as a result of future changes in assets or operations.

Information Reporting and Backup Withholding Tax

Under certain circumstances, United States Treasury regulations may require information reporting and backup withholding on certain payments on Class A common stock.

A U.S. Holder may be subject to information reporting and backup withholding (currently at a rate of 28%) with respect to dividends on, and the proceeds from the sale or redemption of, Class A common stock, unless such holder (a) is an entity that is exempt from withholding (including, among others, corporations and certain tax-exempt organizations) and when required, demonstrates this fact, or (b) provides the payor with its correct taxpayer identification number (“TIN”), which, for an individual, is ordinarily his or her social security number, and otherwise complies with applicable requirements of the backup withholding rules.

Dividends on Class A common stock paid to a Non-U.S. Holder will generally be exempt from backup withholding, provided the Non-U.S. Holder meets applicable certification requirements or otherwise establishes an exemption. We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to that holder and the U.S. federal withholding tax withheld, if any, with respect to those dividends. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to the tax authorities in the country in which the Non-U.S. Holder resides.

Under United States Treasury regulations, payments on the sale or redemption of our Class A common stock effected through a foreign office of a broker to its customer generally are not subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation, a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, a foreign partnership with significant United States ownership, or a United States branch of a foreign bank or insurance company, then information reporting (but not backup withholding) will be required, unless the broker has in its records documentary evidence that the beneficial owner of the payment is not a U.S. person or is otherwise entitled to an exemption, and other applicable certification requirements are met. Information reporting and backup withholding generally will apply to sale or redemption payments effected at a United States office of any United States or foreign broker, unless the broker has in its records documentary evidence that the beneficial owner of the payment is not a U.S. person or is otherwise entitled to an exemption, and other applicable certification requirements are met.

Backup withholding does not represent an additional income tax. Any amounts withheld from a payment to a holder under the backup withholding rules will be allowed as a credit against the holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information or returns are timely furnished by the holder to the IRS.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated             , 2006, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC is acting as the representative, the following respective numbers of shares of Class A common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of Class A common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We and certain of the selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to                  additional shares from us and              additional outstanding shares from certain of the selling stockholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of Class A common stock.

The underwriters propose to offer the shares of Class A common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per share. The underwriters and selling group members may allow a discount of $             per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by selling stockholders	$	$	$	$

The underwriters will not confirm sales to any accounts over which they exercise discretionary authority without first receiving a written consent from those accounts.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our Class A common stock or Class B common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock or Class B common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus except that we may (i) grant stock options or restricted stock pursuant to our stock incentive plan, (ii) issue shares of our common stock upon the exercise of warrants or the conversion of securities outstanding at the time of this offering and (iii) issue up to 100,000 shares of our common stock in the aggregate in connection with our acquisition of assets of, or an ownership interest in, another business or entity or in connection with other strategic transactions; provided however, that we may issue more than 100,000 shares in connection with our acquisition of assets of, or an ownership interest in, another business or entity or in connection with other strategic transactions if the recipients of such additional shares enter into a similar agreement with Credit Suisse Securities (USA) LLC to be bound by the restrictions of this paragraph for the remainder of the 180-day period. However, in the event that either (1) during the last 17 days of the lock-up period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, then, in either case, the expiration of the lock-up period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such extension.

Our executive officers and directors and all of our existing stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our Class A common stock or Class B common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock or Class B common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A common stock or Class B common stock, whether any of these transactions are to be settled by delivery of our Class A common stock or Class B common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus, subject to certain exceptions. However, in the event that either (1) during the last 17 days of the lock-up period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, then, in either case, the expiration of the lock-up period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such extension.

The underwriters have reserved for sale at the initial public offering price up to             shares of the Class A common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing Class A common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have applied to list the shares of Class A common stock on The NASDAQ National Market.

In the ordinary course of their business, some of the underwriters and their affiliates have from time to time provided, and may in the future provide, investment banking, financial advisory and other services to us and our affiliates for which they have received, or expect to receive, customary fees. In addition, affiliates of Credit Suisse Securities (USA) LLC are lenders under LBI Media’s senior credit facilities and will receive a portion of the net proceeds of the offering upon repayment of a portion of the senior credit facilities. See “Description of Indebtedness—Senior Credit Facilities.”

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the Class A common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the Class A common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the Class A common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our Class A common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of the Class A common stock. As a result the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ National Market and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the Class A common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of Class A common stock are made. Any resale of the Class A common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Class A common stock.

Representations of Purchasers

By purchasing Class A common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the Class A common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under “Resale Restrictions,” and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the Class A common stock to the regulatory authority that by law is entitled to collect the information.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of Class A common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Class A common stock in their particular circumstances and about the eligibility of the Class A common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the shares of our Class A common stock offered by this prospectus will be passed upon for us and the selling stockholders by O’Melveny & Myers LLP and for the underwriters by Latham & Watkins LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements of LBI Holdings I, Inc. at December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, and the balance sheets of Liberman Broadcasting, Inc. at December 31, 2005 and 2004, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register the shares offered by this prospectus. The term “registration statement” means the original registration statement and any and all amendments thereto, including the schedules and exhibits to the original registration statement or any amendment. This prospectus is part of that registration statement. This prospectus does not contain all of the information set forth in the registration statement or the exhibits to the registration statement. For further information with respect to us and the shares we are offering pursuant to this prospectus, you should refer to the registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and you should refer to the copy of that contract or other documents filed as an exhibit to the registration statement. You may read or obtain a copy of the registration statement at the SEC’s public reference room at 100 F. Street N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room and the SEC’s copy charges by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains registration statements, reports, proxy, information statements and other information regarding registrants that file electronically with the SEC. The address of the website is http://www.sec.gov.

Liberman Broadcasting is not yet subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended. Upon completion of this offering, Liberman Broadcasting will become subject to such information and periodic reporting requirements.

We intend to furnish holders of the shares of Class A common stock offered in this offering with annual reports containing audited consolidated financial statements together with a report by our independent accountants.

INDEX TO FINANCIAL STATEMENTS

Page
LBI Holdings I, Inc.
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2004 and 2005 and March 31, 2006 (unaudited)	F-3

Consolidated Statements of Operations for the Years Ended December 31, 2003, 2004 and 2005 and the Three Months Ended March 31, 2005 and 2006 (unaudited)	F-4

Consolidated Statements of Stockholders’ Deficiency for the Years Ended December 31, 2003, 2004 and 2005 and the Three Months Ended March 31, 2006 (unaudited)	F-5

Consolidated Statements of Cash Flows for the Years Ended December 31, 2003, 2004 and 2005 and the Three Months Ended March 31, 2005 and 2006 (unaudited)	F-6

Notes to Consolidated Financial Statements	F-7

Liberman Broadcasting, Inc.
Report of Independent Registered Public Accounting Firm	F-30

Balance Sheets as of December 31, 2004 and 2005 and the Three Months Ended March 31, 2006 (unaudited)	F-31

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

LBI Holdings I, Inc.

We have audited the accompanying consolidated balance sheets of LBI Holdings I, Inc. as of December 31, 2004 and 2005, and the related consolidated statements of operations, stockholders’ deficiency, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LBI Holdings I, Inc. at December 31, 2004 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S generally accepted accounting principles.

As discussed in Note 1, the accompanying consolidated balance sheets as of December 31, 2004 and 2005, and the related consolidated statements of operations, stockholders’ deficiency, and cash flows for each of the three years in the period ended December 31, 2005, have been restated to correct the accounting for the change in fair value of redeemable stock purchase warrants.

/s/    ERNST & YOUNG LLP

Los Angeles, California

March 28, 2006 except for Note 1 as to which the date is July 25, 2006

LBI HOLDINGS I, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,		March 31, 2006
	2004 As Restated	2005 As Restated
			(unaudited)
Assets
Current assets
Cash and cash equivalents	$5,742,299	$1,797,314	777,517
Short-term investments	33,860	—	—
Accounts receivable (less allowance for doubtful accounts of $1,312,765 in 2004, $1,392,855 in 2005 and $1,396,033 in 2006)	13,563,455	15,252,654	13,621,442
Current portion of program rights, net	878,570	853,490	819,128
Amounts due from related parties	705,939	245,832	332,095
Current portion of employee advances	81,973	358,271	246,867
Prepaid expenses and other current assets	1,217,756	1,266,327	1,404,712

Total current assets	22,223,852	19,773,888	17,201,761

Property and equipment, net	66,874,250	69,130,736	70,024,673
Program rights, excluding current portion	1,617,518	1,055,462	873,183
Notes receivable from related parties	2,586,098	2,653,430	2,670,033
Employee advances, excluding current portion	762,292	908,858	953,321
Deferred financing costs, net	7,608,918	6,550,523	6,443,592
Broadcast licenses, net	288,809,598	278,536,255	278,536,255
Other assets	439,768	414,956	421,137

Total assets	$390,922,294	$379,024,108	$377,123,955

Liabilities and stockholder’s deficiency
Current liabilities:
Accounts payable and accrued expenses	$3,791,022	$4,745,348	4,268,131
Accrued interest	7,864,146	7,968,931	4,155,741
Program rights payable	33,500	—	—
Amounts due to related parties	—	1,800,000	1,800,000
Current portion of long-term debt	118,043	124,724	126,453
Current portion of deferred compensation	—	2,944,000	9,283,000

Total current liabilities	11,806,711	17,583,003	19,633,325

Long-term debt, excluding current portion	355,326,628	351,485,824	357,880,169
Accrued interest	12,997,166	15,523,526	13,196,697
Deferred compensation	11,430,000	6,064,000	—
Redeemable stock purchase warrants	32,600,000	24,400,000	24,500,000
Deferred state income taxes	765,016	864,406	864,406
Other liabilities	333,460	588,354	642,481

Commitments and contingencies

Stockholders’ deficiency:
Common stock, $0.01 par value:
Authorized shares—1,000
Issued and outstanding shares—200	2	2	2
Additional paid-in capital	49,998	49,998	49,998
Deficit	(34,386,263)	(37,535,005)	(39,643,123)
Accumulated other comprehensive income (loss)	(424)	—	—

Total stockholders’ deficiency	(34,336,687)	(37,485,005)	(39,593,123)

Total liabilities and stockholders’ deficiency	$390,922,294	$379,024,108	$377,123,955

See accompanying notes.

LBI HOLDINGS I, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,			Three Months Ended March 31,
	2003 As Restated	2004 As Restated	2005 As Restated	2005	2006
				(unaudited)
Net revenues	$84,036,823	$91,435,407	$97,501,991	$20,536,877	$22,242,091
Operating expenses:
Program and technical, exclusive of noncash employee compensation of $474,000, $664,000, $(441,000), $(75,000) and $79,000 for the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005 and 2006, respectively, depreciation and amortization, impairment of broadcast licenses and offering costs shown below	13,412,142	16,804,079	18,057,004	4,121,863	4,501,339
Promotional, exclusive of depreciation and amortization, and impairment of broadcast licenses shown below	2,244,239	2,005,756	2,420,302	276,164	336,203
Selling, general and administrative, exclusive of noncash employee compensation of $1,752,000, $2,260,000, $(1,981,000), $(219,000) and $196,000 for the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005 and 2006, respectively, depreciation and amortization, impairment of broadcast licenses and offering costs shown below	25,690,002	28,271,652	30,938,786	7,425,294	8,127,781
Noncash employee compensation	2,226,000	2,924,000	(2,422,000)	(294,000)	275,000
Depreciation and amortization	3,510,823	5,125,423	7,163,730	1,487,463	1,631,610
Impairment of broadcast licenses	—	—	10,282,543	—	—
Offering costs	—	1,450,117	286,701	—	—

Total operating expenses	47,083,206	56,581,027	66,727,066	13,016,784	14,871,933

Operating income	36,953,617	34,854,380	30,774,925	7,520,093	7,370,158
Interest expense	(30,540,048)	(35,867,268)	(28,166,128)	(7,260,567)	(9,457,767)
Interest and other income	97,714	141,008	147,808	29,554	30,131
Gain on sale of investments	—	—	12,629	—	—
(Loss) gain on sale of property and equipment	(4,000)	2,354	(2,688)	—	—

Income (loss) before income taxes	6,507,283	(869,526)	2,766,546	289,080	(2,057,478)
Benefit from (provision for) income taxes	18,794	(982,338)	(122,885)	(39,356)	(50,640)

Net income (loss)	$6,526,077	$(1,851,864)	$2,643,661	$249,724	$(2,108,118)

Unaudited pro forma income statement data:
Income (loss) before taxes	$6,507,283	$(869,526)	$2,766,546	$289,080	$(2,057,478)
Pro forma (provision for) benefit from income taxes (see Note 13)	(5,604,945)	(7,073,515)	(2,806,487)	(1,759,549)	(1,761,240)

Pro forma net (loss) income	$902,338	$(7,943,041)	$(39,941)	$(1,470,469)	$(3,818,718)

Pro forma net (loss) income per share—basic	$4,512	$(39,715)	$(200)	$(7,352)	$(19,094)
Pro forma net (loss) income per share—diluted	$4,217	$(39,715)	$(200)	$(7,352)	$(19,094)

See accompanying notes.

LBI HOLDINGS I, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIENCY

	Common Stock		Additional Paid-in Capital	Deficit	Accumulated Other Comprehensive (Loss) Income	Total Stockholders’ Deficiency
	Number of Shares	Amount
Balances at December 31, 2002, as restated	200	$2	$49,998	$(39,060,476)	$6,690	$(39,003,786)
Net income, as restated	—	—	—	6,526,077	—	6,526,077
Unrealized gain on investment in marketable securities	—	—	—	—	56,540	56,540

Comprehensive income	—	—	—	—	—	6,582,617

Balances at December 31, 2003, as restated	200	2	49,998	(32,534,399)	63,230	(32,421,169)
Net loss, as restated	—	—	—	(1,851,864)	—	(1,851,864)
Unrealized loss on investment in marketable securities	—	—	—	—	(16,040)	(16,040)
Adjustment to unrealized loss due to sale of investment in marketable securities	—	—	—	—	(47,614)	(47,614)

Comprehensive loss	—	—	—	—	—	(1,915,518)

Balances at December 31, 2004, as restated	200	2	49,998	(34,386,263)	(424)	(34,336,687)
Net income, as restated	—	—	—	2,643,661	—	2,643,661
Adjustment to unrealized loss due to sale of investment in marketable securities	—	—	—	—	(1,056)	(1,056)
Unrealized gain on investment in marketable securities	—	—	—	—	1,480	1,480

Comprehensive loss	—	—	—	—	—	2,644,085
Distributions to stockholders	—	—	—	(5,792,403)	—	(5,792,403)

Balances at December 31, 2005, as restated	200	2	49,998	(37,535,005)	—	(37,485,005)
Net loss (unaudited)	—	—	—	(2,108,118)	—	(2,108,118)

Balances at March 31, 2006 (unaudited)	200	$2	$49,998	$(39,643,123)	$—	$(39,593,123)

See accompanying notes.

LBI HOLDINGS I, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,			Three Months Ended March 31,
				(unaudited)
	2003 As Restated	2004 As Restated	2005 As Restated	2005	2006
Operating activities
Net income (loss)	$6,526,077	$(1,851,864)	$2,643,661	$249,724	$(2,108,118)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,510,823	5,125,423	7,163,730	1,487,463	1,631,610
Impairment of broadcast license	—	—	10,282,543	—	—
Amortization of deferred financing costs	684,887	976,348	1,085,006	270,556	271,644
Offering costs	—	1,450,117	286,701	—	—
Accretion on senior notes	1,903,813	5,565,390	6,136,549	1,463,602	1,614,482
Noncash employee compensation	2,226,000	2,924,000	(2,422,000)	(294,000)	275,000
Gain on sale of investments	—	(47,614)	(12,629)	—	—
Loss (gain) on sale of property and equipment	4,000	(2,354)	2,688	—	—
Provision for doubtful accounts	1,066,154	955,309	958,930	195,869	207,419
Change in fair value of Redeemable Stock Purchase warrants	2,300,000	2,800,000	(8,200,000)	(1,500,000)	100,000
Changes in operating assets and liabilities:
Accounts receivable	(4,804,479)	(793,803)	(2,648,129)	1,225,087	1,423,793
Program rights	52,102	324,124	587,136	145,960	216,641
Amounts due from related parties	396,068	(371,246)	460,107	(141,172)	(86,263)
Prepaid expenses and other current assets	109,650	(125,709)	(48,571)	90,727	(138,385)
Employee advances	(30,929)	(98,439)	(352,614)	18,935	66,941
Accounts payable and accrued expenses	2,183,569	(161,505)	914,585	(1,020,619)	(477,216)
Accrued interest	2,378,836	3,257,019	2,631,145	(5,695,533)	(6,140,019)
Program rights payable	11,000	(35,824)	(33,500)	25,252	—
Amounts due to related parties	55,790	(189,485)	—	—	—
Deferred state income tax payable	(27,838)	528,938	99,390	—	—
Other assets and liabilities	(405,630)	69,363	222,374	26,870	31,343

Net cash provided by (used in) operating activities	18,139,893	20,298,188	19,757,102	(3,451,279)	(3,111,128)
Investing activities
Purchase of property and equipment	(10,244,709)	(10,924,745)	(9,427,166)	(1,666,644)	(2,525,547)
Acquisition costs	(482,455)	—	—	—	—
Acquisition of television and radio station property and equipment	(1,075,417)	(4,375,504)	—	—	—
Acquisition of broadcast licenses	(38,106,009)	(47,422,045)	(9,200)	(6,059)	—
Amounts deposited in escrow for acquisition of broadcast licenses	(1,500,000)	—	—	—	—
Repayment of note receivable due from related party	4,432	—	—	—	—
Proceeds from sale of investments	—	141,750	46,913	—	—
Proceeds from sale of property and equipment	12,500	140,000	7,579	—	—
Acquisition of Spanish Media Rep Team, Inc.	—	—	(4,075,970)	—	—

Net cash used in investing activities	(51,391,658)	(62,440,544)	(13,457,844)	(1,672,703)	(2,525,547)
Financing activities
Proceeds from issuance of long-term debt and bank borrowings	88,405,775	64,486,194	8,597,369	4,597,369	8,812,132
Payments of deferred financing costs	(2,579,715)	(2,992,799)	(273,571)	(67,854)	(164,714)
Payments on notes payable to related parties	—	—	—	—	—
Payments on long-term debt	(47,300,802)	(20,278,869)	(18,568,041)	(2,128,904)	(4,030,540)

Net cash provided by (used in) financing activities	38,525,258	41,214,526	(10,244,243)	2,400,611	4,616,878
Net increase (decrease) in cash and cash equivalents	5,273,493	(927,830)	(3,944,985)	(2,723,371)	(1,019,797)
Cash and cash equivalents at beginning of year	1,396,636	6,670,129	5,742,299	5,742,299	1,797,314

Cash and cash equivalents at end of year	$6,670,129	$5,742,299	$1,797,314	$3,018,928	$777,517

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest (net of amounts capitalized)	$20,480,113	$19,978,529	$22,946,779	$9,205,108	$9,780,159

Income taxes	$10,400	$50,977	$24,594	$—	$20,025

Supplemental non-cash financing activities:
Interest capitalized to the principal of certain long-term debt	$2,943,000	$3,216,659	$3,497,369	$3,497,369	$3,812,133

Supplemental non-cash investing activities:
The following sets forth the changes in assets and liabilities resulting from the SMRT acquisition in 2005:
Employee advances	$70,250
Property and equipment, net	3,317
Other assets	10,000
Amounts due to related parties	(1,800,000)
Distributions to stockholders	5,792,403

	$4,075,970

See accompanying notes.

LBI HOLDINGS I, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

(Information Pertaining to the Three Months Ended March 31, 2005 and 2006 is Unaudited)

1.    Summary of Significant Accounting Policies

Basis of Presentation

LBI Holdings I, Inc. (LBI Holdings) was incorporated in California on November 4, 1997 and is an S corporation under federal and California state laws. LBI Media Holdings, Inc. (LBI Media Holdings), a wholly owned subsidiary of LBI Holdings, was incorporated in Delaware on June 23, 2003 and is a qualified subchapter S subsidiary of LBI Holdings. Pursuant to an Assignment and Exchange Agreement dated September 29, 2003 between LBI Holdings and LBI Media Holdings, LBI Holdings assigned to LBI Media Holdings all of its right, title and interest in 100 shares of common stock of LBI Media, Inc. (LBI Media) (constituting all of the outstanding shares of LBI Media) in exchange for 100 shares of common stock of LBI Media Holdings. Thus, upon consummation of the exchange, LBI Media, the principal operating company, became a wholly owned subsidiary of LBI Media Holdings.

LBI Holdings is not engaged in any business operations and has not acquired any assets or incurred any liabilities, other than the acquisition of the stock of LBI Media Holdings, the issuance of subordinated notes and stock purchase warrants and the operations of its subsidiaries. Accordingly, its only material source of cash is dividends and distributions from its operating subsidiaries, which are subject to restriction by the indenture governing the senior discount notes issued by LBI Media Holdings, the senior credit facility of LBI Media, and the indenture governing the senior subordinated notes issued by LBI Media. Parent-only condensed financial information of LBI Holdings and LBI Media Holdings on a stand-alone basis has been presented in Notes 11 and 12.

On February 12, 2004, Liberman Broadcasting, Inc. (Liberman Broadcasting), a Delaware corporation, filed a registration statement on Form S-1 (File No. 333-112773) with the Securities and Exchange Commission for the proposed initial public offering of its Class A common stock. Immediately before the anticipated initial public offering, Liberman Broadcasting will merge with LBI Holdings, a California corporation. Liberman Broadcasting will survive the merger and effectively reincorporate LBI Holdings into a Delaware corporation.

Description of Business

LBI Holdings and its wholly owned subsidiaries (collectively referred to as the “Company”) own and operate radio and television stations located in California and Texas. In addition, the Company owns television studio facilities in California and Texas that are primarily used to produce programming for Company-owned television stations. Portions of this facility were also leased to independent third parties. The Company sells commercial airtime on its radio and television stations to national and local advertisers. In addition, the Company has entered into time brokerage agreements with third parties for three of its radio stations.

The Company’s KHJ-AM, KVNR-AM, KWIZ-FM, KBUE-FM, KBUA-FM and KEBN-FM radio stations service the Los Angeles, California market, its KQUE-AM, KJOJ-AM, KSEV-AM, KEYH-AM, KJOJ-FM, KTJM-FM, KQQK-FM, KIOX-FM and KXGJ-FM radio stations service the Houston, Texas market, and its KNOR-FM radio station services the Dallas-Fort Worth, Texas market.

The Company’s television stations, KRCA, KZJL, KMPX and KSDX service the Los Angeles, California, Houston, Texas, Dallas-Fort Worth, Texas and San Diego, California markets, respectively.

The Company’s television studio facility in Burbank, California is owned and operated by its indirect, wholly owned subsidiary, Empire Burbank Studios, Inc. (Empire).

LBI HOLDINGS I, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005

(Information Pertaining to the Three Months Ended March 31, 2005 and 2006 is Unaudited)

Principles of Consolidation

The consolidated financial statements include the accounts of LBI Holdings and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less and investments in money market accounts to be cash equivalents.

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments included in current assets and current liabilities (such as cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, and other similar items) approximate fair value due to the short-term nature of such instruments. The estimated fair value of the Company’s Senior Subordinated Notes (see Note 4), based on quoted market prices, was approximately $167.3 million and $159.0 million (carrying value of $150.0 million) at December 31, 2004 and 2005, respectively. The estimated fair value of the Company’s Senior Discount Notes (see Note 4) was approximately $50.3 million and $50.0 million (carrying value of $50.8 million) at December 31, 2004 and 2005, respectively. The Company’s other long-term debt has variable interest rates or rates that the Company believes approximate current market rates and, accordingly, the carrying value is a reasonable estimate of its fair value.

Short-Term Investments

The Company holds investments in marketable equity securities which have been classified by management as available for sale. Securities classified as available for sale are carried at fair value, which is based on quoted market prices. Unrealized holding gains and losses are excluded from net income (loss) and are recorded as accumulated other comprehensive income (loss). The Company uses the specific identification method of determining the cost of securities sold.

Program Rights

Program rights are stated at the lower of unamortized cost or estimated net realizable value. Program rights, together with the related liabilities, are recorded when the license period begins and the program becomes available for broadcast. Program rights are amortized using the straight-line method over the license term. Program rights expected to be amortized in the succeeding year and program rights payments due within one year are classified as current assets and current liabilities, respectively.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives as follows:

Buildings and building improvements	20 years
Antennae, towers and transmitting equipment	12 years
Studio and production equipment	10 years
Record and tape libraries	10 years
Computer equipment and software	3 years
Office furnishings and equipment	5 years
Automobiles	5 years

LBI HOLDINGS I, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005

(Information Pertaining to the Three Months Ended March 31, 2005 and 2006 is Unaudited)

The carrying value of property and equipment is evaluated periodically in relation to the operating performance and anticipated future cash flows of the underlying radio and television stations for indicators of impairment. When indicators of impairment are present and the undiscounted cash flows estimated to be generated from these assets are less than the carrying value of these assets, an adjustment to reduce the carrying value to the fair market value of the assets is recorded, if necessary. The fair market value of the assets is determined by using current broadcasting industry equipment prices, solicited current market data from dealers of used broadcast equipment and used equipment price lists, catalogs and listings in trade magazines and publications. No adjustments to the carrying amounts of property and equipment have been made during 2003 or 2004. During 2005, the Company revised the useful life of one of its broadcast towers that is scheduled to be replaced in 2006. Upon revision of the useful life, the Company determined that the asset was impaired and recorded an impairment write-down of approximately $864,000. Such write-down is included in depreciation and amortization expense in the accompanying consolidated statements of operations.

Broadcast Licenses

Beginning January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). Under SFAS 142, companies are required to stop amortizing all goodwill and other intangible assets with indefinite lives (such as broadcast licenses). Instead, SFAS 142 requires that goodwill and intangible assets with indefinite lives be reviewed for impairment upon adoption of SFAS 142 and at least annually thereafter. Other intangible assets continue to be amortized over their estimated useful lives. The Company believes its broadcast licenses have indefinite useful lives given that they are expected to indefinitely contribute to the future cash flows of the Company and that they may be continually renewed without substantial cost to the Company.

The carrying values of broadcast licenses are evaluated annually on September 30 (with additional evaluations performed if merited) in relation to the operating performance and anticipated future cash flows of the underlying radio and television stations for indicators of impairment. If indicators of impairment were identified and the undiscounted cash flows estimated to be generated from these assets were less than the carrying value, an adjustment to reduce the carrying value to the fair market value of the assets would be recorded, if necessary. No adjustments to the carrying amounts of broadcast licenses for impairment were made during 2003 or 2004. The Company completed its annual impairment review of its broadcast licenses in the third quarter of 2005 and conducted another review of the fair value of some of its broadcast licenses in the fourth quarter of 2005. The Company determined the fair value of each broadcast license by assuming that entry into the particular market took place as of the valuation date and considered the signal coverage of the related station as well as the projected advertising revenues for the particular market(s) in which each station operates. The Company adjusted the projected total advertising revenues to be generated in certain of these markets downward due to a general slowdown in broadcast revenues in those markets, which was partially explained by greater competition for revenues from non-traditional media. The Company determined the fair value of each broadcast license primarily from projected total advertising revenues for a given market and did not take into consideration the Company’s format or management capabilities. As a result, the downward adjustment in projected revenues resulted in a decrease in the fair value of certain of the Company’s broadcast licenses. The decrease in fair value of the Company’s broadcast licenses resulted in impairment write downs of approximately $5.2 million and $5.1 million for the three months ended September 30, 2005 and December 31, 2005, respectively. No adjustments were made during the three months ended March 31, 2005 or 2006.

Accumulated amortization of broadcast licenses totaled approximately $17,696,000 at December 31, 2004 and 2005 and at March 31, 2006.

LBI HOLDINGS I, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005

(Information Pertaining to the Three Months Ended March 31, 2005 and 2006 is Unaudited)

Barter Transactions

Included in the consolidated statements of operations are nonmonetary transactions arising from the trading of advertising time for merchandise and services. The value of goods and services received in such barter transactions is recorded as revenues when the advertising is broadcast. Barter expenses are recorded at the same time as barter revenue, which approximates the date the expenses were incurred. Barter revenue and expense totaled $647,000, $710,000 and $1,019,000 for the years ended December 31, 2003, 2004 and 2005, respectively, and $112,000 and $195,000 for the three months ended March 31, 2005 and 2006, respectively.

Deferred Financing Costs

Financing costs are amortized using the straight-line method over the terms of the related credit facilities. Amortization of such costs is included in interest expense in the accompanying consolidated statements of operations.

Revenue Recognition

Broadcasting revenues from local and national commercial advertising are recognized when the advertisements are broadcast. Revenues from renting airtime are recognized when such time is made available to the customer.

Revenue from the rental of studio facilities is recognized as such facilities are utilized.

Income Taxes

The Company has elected “S” corporation status for federal and California income tax purposes. As such, taxable income of the Company is required to be reported by the stockholders on their respective federal and state income tax returns. California assesses a 1.5% tax on all “S Corporations” subject to certain minimum taxes. Texas does not recognize Subchapter S status and accordingly assesses a tax on individual legal entities in an amount equal to the greater of either (i) 4.5% of earned surplus or (ii) 0.25% of taxable capital. At December 31, 2004 and 2005, the Company has a net deferred tax asset for which a full valuation allowance has been provided. The net deferred tax asset relates to the state tax impact of various temporary differences primarily related to depreciation, amortization and deferred compensation. The deferred tax liability at December 31, 2004 and 2005 and at March 31, 2006 is primarily the result of book and tax basis differences related to the Company’s indefinite-lived intangible assets.

The Company may be audited by various state tax authorities. Disputes may arise with these tax authorities involving issues of the timing and amount of deductions and allocations of income and expenses among various tax jurisdictions because of differing interpretations of tax laws and regulations. The Company periodically evaluates its exposures associated with tax filing positions and, while it believes its positions comply with applicable laws, may record liabilities based upon estimates of the ultimate outcome of these matters.

The Company’s book basis in its assets and liabilities exceeded its tax basis in such assets and liabilities by approximately $78.7 million, $87.0 million and $88.7 million at December 31, 2004 and 2005 and March 31, 2006, respectively. See Note 13 for pro forma income tax information relating to a potential change in the Company’s tax structure.

LBI HOLDINGS I, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005

(Information Pertaining to the Three Months Ended March 31, 2005 and 2006 is Unaudited)

Advertising Costs

Advertising costs are expensed as incurred. The accompanying consolidated statements of operations include advertising costs (included in promotional expenses) of approximately $519,000, $117,000 and $379,000 for the years ended December 31, 2003, 2004 and 2005, respectively and approximately $0 and $27,000 for the three months ended March 31, 2005 and 2006.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company sells broadcast time to a diverse customer base including advertising agencies and other direct customers. The Company performs credit evaluations of its customers and generally does not require collateral. The Company maintains allowances for potential losses and such losses have been within management’s expectations.

Comprehensive Income (Loss)

For the years ended December 31, 2003, 2004 and 2005, comprehensive income (loss) amounted to $6,582,617, $(1,915,518) and $2,644,085, respectively. For the three months ended March 31, 2005 and 2006, comprehensive income (loss) amounted to $254,302 and $(2,108,118), respectively. Accumulated other comprehensive income (loss) in the consolidated statements of stockholders’ deficiency is comprised of unrealized gains/losses on investments in marketable securities.

Recent Accounting Pronouncements

Statement of Financial Accounting Standards No. 153:    In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets—an amendment of APB Opinion No. 29,” which addresses the measurement of exchanges of non-monetary assets and eliminates the exception from fair value accounting for non-monetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of an entity are expected to change significantly as a result of the exchange. This statement is effective for the Company beginning the first quarter of fiscal year 2006 and is not expected to have a significant impact on the Company’s results of operations or financial position.

Financial Accounting Standards Interpretation No. 47:     In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143” (FIN 47), which requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 is effective for fiscal years ending after December 15, 2005. The Company is currently evaluating the effect that the adoption of FIN 47 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

LBI HOLDINGS I, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005

(Information Pertaining to the Three Months Ended March 31, 2005 and 2006 is Unaudited)

Statement of Financial Accounting Standards No. 154:    In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections,” which replaces Accounting Principles Board Opinions No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by the Company in the first quarter of fiscal 2006. The Company does not expect the adoption of SFAS 154 to have a material impact on its financial statements.

Statement of Financial Accounting Standards No. 123R:    The Company adopted FASB Statement No. 123 (revised 2004), “Share-Based Payment” and SEC Staff Accounting Bulletin No. 107 as of January 1, 2006. SFAS 123R requires a company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The fair value received is recognized in earnings over the period during which an employee is required to provide service. The adoption of FAS 123R did not have an impact on the Company’s consolidated financial statements.

Restatement

In June 2006, the Company determined that the change in fair value of its redeemable stock purchase warrants should be recorded as an adjustment to current period interest expense. As a result, the accompanying consolidated balance sheets as of December 31, 2004 and 2005, and the related consolidated statements of operations, stockholders’ deficiency, and cash flows for each of the three years in the period ended December 31, 2005, have been restated. Following is a summary of the effects of the restatement.

Consolidated Balance Sheets

	December 31, 2004			December 31, 2005
	As Previously Reported	Adjustments	As Restated	As Previously Reported	Adjustments	As Restated
Deferred financing costs, net	$20,217,344	$(12,608,426)	$7,608,918	$9,807,126	$(3,256,603)	$6,550,523
Total assets	403,530,720	(12,608,426)	390,922,294	382,280,711	(3,256,603)	379,024,108
Deficit	(21,777,837)	(12,608,426)	(34,386,263)	(34,278,402)	(3,256,603)	(37,535,005)
Total stockholders’ deficiency	(21,728,261)	(12,608,426)	(34,336,687)	(34,228,402)	(3,256,603)	(37,485,005)

Consolidated Statements of Operations

	Year ended December 31, 2003			Year ended December 31, 2004
	As Previously Reported	Adjustments	As Restated	As Previously Reported	Adjustments	As Restated
Interest expense	$(29,202,390)	$(1,337,658)	$(30,540,048)	$(34,284,736)	$(1,582,532)	$(35,867,268)
Income (Loss) before income taxes	7,844,941	(1,337,658)	6,507,283	713,006	(1,582,532)	(869,526)
Net income (loss)	7,863,735	(1,337,658)	6,526,077	(269,332)	(1,582,532)	(1,851,864)

LBI HOLDINGS I, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005

(Information Pertaining to the Three Months Ended March 31, 2005 and 2006 is Unaudited)

	Year ended December 31, 2005
	As Previously Reported	Adjustments	As Restated
Interest expense	$(37,517,951)	$9,351,823	$(28,166,128)
Income (Loss) before income taxes	(6,585,277)	9,351,823	2,766,546
Net income (loss)	(6,708,162)	9,351,823	2,643,661

The consolidated statements of stockholders’ deficiency and the consolidated statements of cash flows for each of the three years in the period ended December 31, 2005 have been restated to reflect the above adjustments.

2.     Acquisitions

On April 22, 2003, the Company completed its acquisition of selected assets of KEYH-AM, licensed to Houston, Texas, pursuant to an asset purchase agreement, dated as of April 5, 2002, as amended on October 8, 2002. At the same time, the Company terminated its local marketing agreement, which became effective on May 20, 2002. The aggregate purchase price was approximately $6,463,000, including acquisition costs of approximately $763,000. The Company changed the format, customer base, and employee base of the acquired station and allocated the purchase price as follows:

Broadcast license	$5,601,000
Property and equipment	862,000

Total purchase price	$6,463,000

On May 15, 2003, the Company completed its acquisition of selected assets of KMXN-FM, licensed to Garden Grove, California, pursuant to an asset purchase agreement, dated as of December 19, 2002, and terminated its local marketing agreement, which became effective on January 7, 2003. Subsequently, the Company changed the station’s call letters to KEBN-FM. The aggregate purchase price was approximately $35,642,000, including acquisition costs of approximately $642,000. The Company changed the format, customer base, and employee base of the acquired station and allocated the purchase price as follows:

Broadcast license	$35,453,000
Property and equipment	189,000

Total purchase price	$35,642,000

On January 12, 2004, the Company completed its acquisition of selected assets of KMPX-TV, licensed to Decatur, Texas, pursuant to an asset purchase agreement dated as of July 14, 2003. The aggregate purchase price was approximately $37,646,000, including acquisition costs of approximately $646,000. The Company changed the format, customer base and employee base of the acquired station and the initial purchase price allocation is as follows:

Broadcast license	$33,351,596
Property and equipment	4,294,404

Total purchase price	$37,646,000

LBI HOLDINGS I, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005

(Information Pertaining to the Three Months Ended March 31, 2005 and 2006 is Unaudited)

On July 20, 2004, the Company completed its acquisition of selected assets of radio station KNOR-FM, licensed to Krum, Texas, pursuant to an asset purchase agreement, dated as of March 18, 2004. The aggregate purchase price was approximately $16,130,000, including acquisition costs of approximately $630,000. The Company changed the format, customer base and employee base of the acquired station and the initial purchase price allocation is as follows:

Broadcast license	$16,049,000
Property and equipment	81,000

Total purchase price	$16,130,000

In connection with certain of the above acquisitions of selected radio station assets, the Company entered into local marketing agreements to operate the station until the purchase was completed. Under such agreements, the Company paid a negotiated monthly fee, provided programming for the related station, and received the related advertising revenues. The Company expensed the monthly fees as they were incurred. Local marketing agreement expense amounted to approximately $994,000 for the year ended December 31, 2003. The Company had no local marketing agreements in place in the years ended December 31, 2004 and 2005.

As further described in Note 6, on April 27, 2005, Liberman Broadcasting, Inc., a California corporation and an indirect, wholly-owned subsidiary of the Company (LBI), acquired its national sales representative, Spanish Media Rep Team, or SMRT, from Jose and Lenard Liberman for an aggregate purchase price of approximately $5.1 million. SMRT merged with and into LBI. LBI paid approximately $3.3 million in cash and issued notes payable totaling $1.8 million to the stockholders of SMRT. The notes payable bear interest at the rate of 3.35% and are due April 28, 2006.

3.     Property and Equipment

Property and equipment consist of the following:

	As of December 31,		As of March 31, 2006
	2004	2005
Land	$14,901,013	$15,136,769	$15,136,769
Building and building improvements	25,423,207	26,231,365	26,306,082
Antennae, towers and transmitting equipment	25,161,456	29,735,920	31,534,436
Studio and production equipment	13,577,828	16,264,941	16,785,717
Record and tape libraries	659,490	895,828	953,692
Computer equipment and software	2,012,405	2,355,014	2,408,504
Office furnishings and equipment	2,214,414	2,438,044	2,460,395
Automobiles	1,125,697	1,251,314	1,249,146
Leasehold improvements	33,139	33,139	33,140

Total	85,108,649	94,342,334	96,867,881
Less accumulated depreciation	(18,234,399)	(25,211,598)	(26,843,208)

Total property and equipment	$66,874,250	$69,130,736	$70,024,673

The Company has a commitment to construct four new broadcast towers. Amounts expected to be paid under such commitment are approximately $11.1 million.

LBI HOLDINGS I, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005

(Information Pertaining to the Three Months Ended March 31, 2005 and 2006 is Unaudited)

4.     Long-Term Debt

Long-term debt consists of the following:

	As of December 31,		As of March 31, 2006
	2004	2005
2004 Revolver	$129,449,736	$116,099,736	$117,099,736
Subordinated Notes	27,817,663	32,296,790	36,358,714
Senior Subordinated Notes	150,000,000	150,000,000	150,000,000
Senior Discount Notes	45,607,533	50,762,324	52,127,014
2004 Empire Note	2,569,739	2,451,698	2,421,158

	355,444,671	351,610,548	358,006,622
Less current portion	(118,043)	(124,724)	(126,453)

	$355,326,628	$351,485,824	$357,880,169

Subordinated Notes

On March 20, 2001, LBI Holdings entered into an agreement whereby, in exchange for $30.0 million, it issued junior subordinated notes (Subordinated Notes) and warrants to the holders of the Subordinated Notes to initially acquire 14.02 shares (approximately 6.55%) of LBI Holdings’ common stock at an initial exercise price of $.01 per share. In connection with the refinancing of the 2004 Revolver and the issuance of the Senior Discount Notes in October 2003 (described below), LBI Holdings amended the terms of the Subordinated Notes and the related warrants. The following information gives effect to such amendments. The Subordinated Notes initially bear interest at 9% per year and will bear interest at 13% per year beginning September 21, 2009. The Subordinated Notes will mature on the earliest of (i) January 31, 2014, (ii) their acceleration following the occurrence and continuance of a material event of default (as defined in the agreement), (iii) a merger, sale or similar transaction involving LBI Holdings or substantially all of the subsidiaries of LBI Holdings, (iv) a sale or other disposition of a majority of the LBI Holdings’ issued and outstanding capital stock or other rights giving a third party a right to elect a majority of the LBI Holdings’ board of directors, and (v) the date on which the warrants issued in connection with the Subordinated Notes are repurchased pursuant to the call options applicable to such warrants. Interest is not payable until maturity.

The warrants will expire on the earlier of (i) the later of (a) July 31, 2015, and (b) the date which is six months after the payment in full of all outstanding principal and interest on the Subordinated Notes or (ii) the closing of an underwritten public equity offering in which LBI Holdings raises at least $25.0 million (subject to extension in certain circumstances).

A performance-based adjustment may increase or decrease the number of shares issued upon exercise of the warrants based on LBI Holdings’ future consolidated broadcast cash flow (as defined). Upon the maturity date of the Subordinated Notes, the payment in full of the Subordinated Notes and the repurchase of the warrants, a change in control of LBI Holdings or the exercise of the call or put options described below, the number of shares issuable upon the exercise of the warrants at the time of such event will be decreased by multiplying such number of shares by .9367, if LBI Holdings achieves consolidated broadcast cash flow for the trailing 12 months in excess of 125% of its budgeted forecasts and in the case of the sale of LBI Holdings, its total fair market value is greater than 13 times consolidated broadcast cash flow for the trailing 12 months. The number of shares issuable upon the exercise of the warrants will be increased by multiplying such number of shares by 1.0633, if

LBI HOLDINGS I, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005

(Information Pertaining to the Three Months Ended March 31, 2005 and 2006 is Unaudited)

LBI Holdings achieves consolidated broadcast cash flow less than 75% of its budgeted plan for the trailing 12 months and in the case of the sale of LBI Holdings, its total fair market value is less than 15 times consolidated broadcast cash flow for the trailing 12 months.

The warrants contain a put right and a call right as described below. If either of these rights is exercised, it could require a significant amount of cash from the subsidiaries of LBI Holdings to repurchase the warrants, since LBI Holdings is a holding company that has no operations or assets, other than its investment in its subsidiaries, and is dependent on its subsidiaries for cash flow. However, the subsidiaries of LBI Holdings have no legal obligation to provide that funding.

Put Right:    The warrant holders have a “put right,” which entitles them at any time on or after the maturity date of the Subordinated Notes to require LBI Holdings to repurchase the warrants, or if the warrants have been exercised, the stock issued pursuant to the warrants, at the fair market value of the stock/warrants (the fair market value is subject to certain adjustments).

Call Right:    If LBI Holdings proposes an acquisition with a valuation of at least $5.0 million in connection with which any proposed financing source reasonably requires in good faith, as a condition of financing and/or permitting the acquisition, an amendment to the maturity date of the notes and a majority of the holders of the Subordinated Notes do not agree to such amendment, LBI Holdings has the right to purchase the warrants (or related stock, if the warrants have been issued) at fair market value, in connection with its payment in full of the aggregate of principal and interest outstanding under the Subordinated Notes.

Based on the relative fair values at the date of issuance, LBI Holdings allocated $13.6 million to the Subordinated Notes and $16.4 million to the warrants. These fair values were determined by using the income and market valuation approaches. The income approach analyzes future cash flows and discounts them to arrive at a current estimated fair value. The market approach uses recent sales and offering prices of similar properties to determine estimated fair value. The Subordinated Notes will be accreted through January 31, 2014, up to their $30.0 million redemption value; such accretion (approximately $926,000, $936,000 and $982,000 for the years ended December 31, 2003, 2004 and 2005, respectively and $237,000 and $250,000 for the three months ended March 31, 2005 and 2006) is recorded as additional interest expense by LBI Holdings. The warrants are stated at fair value each reporting period, with subsequent changes in fair value being recorded as interest expense. The warrants are shown as redeemable stock purchase warrants in the accompanying balance sheets.

Senior Subordinated Notes

On July 9, 2002, LBI Media, Inc. issued $150.0 million of Senior Subordinated Notes due 2012 (Senior Subordinated Notes), entered into a new $160.0 million senior revolving credit facility, repaid its former senior credit facility and loaned approximately $54.3 million to LBI Intermediate Holdings, Inc. (LBI Intermediate Holdings) pursuant to an intercompany note. The proceeds of the intercompany note were used to repay LBI Intermediate Holdings’ former senior notes. After such repayment, LBI Media, Inc. merged with and into LBI Intermediate Holdings, at which time the intercompany note was canceled.

The Senior Subordinated Notes bear interest at the rate of 10 1/8% per annum, and interest payments are to be made on a semi-annual basis each January 15 and July 15. LBI Media is a holding company that has no independent assets or operations. All of LBI Media’s subsidiaries are wholly owned and provided full and unconditional joint and several guarantees of the Senior Subordinated Notes. The indenture governing the Senior

LBI HOLDINGS I, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005

(Information Pertaining to the Three Months Ended March 31, 2005 and 2006 is Unaudited)

Subordinated Notes contains certain restrictive covenants that, among other things, limit LBI Media’s ability to borrow under the 2006 Revolver and previously, the 2004 Revolver. LBI Media may borrow up to $150.0 million under the 2006 Revolver without having to meet the restrictions contained in the indenture governing the Senior Subordinated Notes, but any amount over $150.0 million will be subject to LBI Media’s compliance with a specified leverage ratio (as defined in the indenture of the Senior Subordinated Notes). The indenture also limits LBI Media’s ability to pay dividends.

2004 Revolver

On June 11, 2004, LBI Media amended and restated its senior revolving credit facility (as amended and restated, the “2004 Revolver”). The 2004 Revolver included an initial $175.0 million revolving loan and a $5.0 million swing line sub-facility.

The borrowing capacity under the 2004 Revolver was subsequently increased to $220.0 million. There were no scheduled reductions of commitments under the 2004 Revolver.

Borrowings under the 2004 Revolver were secured by substantially all of the tangible and intangible assets of LBI Media and its subsidiaries, including a first priority pledge of all capital stock of LBI Media’s subsidiaries. The 2004 Revolver also contained customary representations, affirmative and negative covenants and defaults for a senior credit facility.

LBI Media paid quarterly commitment fees on the unused portion of the 2004 Revolver based on its utilization rate of the total borrowing capacity. Under certain circumstances, if LBI Media borrows less than 50% of the revolving credit commitment, it had to pay a quarterly commitment fee of 0.50% times the unused portion. If LBI Media borrowed 50% or more of the total revolving credit commitment, it had to pay a quarterly commitment fee of 0.375% times the unused portion.

LBI Media’s 2006 Revolver and 2006 Term Loan

On May 8, 2006, LBI Media refinanced the 2004 Revolver with a new $110.0 million senior term loan credit facility (the “2006 Term Loan”) and a $150.0 million senior revolving credit facility (the “2006 Revolver”, and together with the 2006 Term Loan, the “2006 Senior Credit Facilities”). The 2006 Revolver includes a $5.0 million swing line subfacility and allows for letters of credit up to the lesser of $5.0 million and the available remaining revolving commitment amount. LBI Media has the option to request its lenders to increase the amount of the 2006 Senior Credit Facilities by an additional $50.0 million; however, the lenders are not obligated to do so. The increases under the 2006 Term Loan and the 2006 Revolver, taken together, cannot exceed $50.0 million in the aggregate. The 2006 Term Loan and 2006 Revolver mature on March 31, 2012.

LBI Media must pay 0.25% of the original principal amount of the 2006 Term Loan each quarter plus 0.25% of any additional principal amount incurred in the future under the 2006 Term Loan. There are no scheduled reductions of commitments under the 2006 Revolver.

Borrowings under the 2006 Senior Credit Facilities bear interest based on either, at the option of LBI Media, the base rate for base rate loans or the LIBOR rate for LIBOR loans, in each case plus the applicable margin stipulated in the senior credit agreements. The base rate is the higher of (i) Credit Suisse’s prime rate and (ii) the Federal Funds Effective Rate (as published by the Federal Reserve Bank of New York) plus 0.50%. The applicable margin for loans under the 2006 Revolver, which is based on LBI Media’s total leverage ratio, will

LBI HOLDINGS I, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005

(Information Pertaining to the Three Months Ended March 31, 2005 and 2006 is Unaudited)

range from 0% to 1.00% per annum for base rate loans and from 1.00% to 2.00% per annum for LIBOR loans. The applicable margin for the 2006 Term Loan is 0.50% for base rate loans and 1.50% for LIBOR loans. The applicable margin for any future term loans will be agreed upon at the time those term loans are incurred. Interest on base rate loans is payable quarterly in arrears and interest on LIBOR loans is payable either monthly, bimonthly or quarterly depending on the interest period elected by LBI Media. All amounts that are not paid when due under either the 2006 Revolver or 2006 Term Loan will accrue interest at the rate otherwise applicable plus 2.00% until such amounts are paid in full.

Borrowings under the 2006 Senior Credit Facilities are secured by substantially all of the tangible and intangible assets of LBI Media and its wholly owned subsidiaries, including a first priority pledge of all capital stock of LBI Media’s subsidiaries. The 2006 Senior Credit Facilities also contain customary representations, affirmative and negative covenants and defaults for a senior credit facility.

LBI Media will pay quarterly commitment fees on the unused portion of the 2006 Revolver based on its utilization rate of the total borrowing capacity. Under certain circumstances, if LBI Media borrows less than 50% of the revolving credit commitment, it must pay a quarterly commitment fee of 0.50% times the unused portion. If LBI Media borrows 50% or more of the total revolving credit commitment, it must pay a quarterly commitment fee of 0.25% times the unused portion.

Senior Discount Notes

On October 10, 2003, LBI Media Holdings issued $68.4 million aggregate principal amount at maturity of Senior Discount Notes due 2013 (Senior Discount Notes). These notes were sold at 58.456% of principal amount at maturity, resulting in gross proceeds of approximately $40.0 million and net proceeds of approximately $38.8 million after certain transaction costs. Under the terms of the notes, cash interest will not accrue or be payable on the notes prior to October 15, 2008 and instead the value of the notes will increase each period until it equals $68.4 million on October 15, 2008; such accretion (approximately $978,000, $4,629,000 and $5,155,000 for the years ended December 31, 2003, 2004 and 2005, respectively and $1,226,000 and $1,365,000 for the three months ended March 31, 2005 and 2006) is recorded as additional interest expense by LBI Media Holdings. Thereafter, cash interest on the notes will accrue at a rate of 11% per year payable semi-annually on each April 15 and October 15; provided, however, that LBI Media Holdings may make a cash interest election on any interest payment date prior to October 15, 2008. If LBI Media Holdings makes a cash interest election, the principal amount of the notes at maturity will be reduced to the accreted value of the notes as of the date of the cash interest election and cash interest will begin to accrue at a rate of 11% per year from the date LBI Media Holdings makes such election. The indenture governing the Senior Discount Notes contains certain restrictive covenants that, among other things, limit LBI Media Holdings’ ability to incur additional indebtedness and pay dividends. The Senior Discount Notes were structurally subordinated to the 2004 Revolver and are structurally subordinated to the 2006 Senior Credit Facilities and the Senior Subordinated Notes.

LBI Media loaned approximately $1.9 million to a stockholder in July 2002. The loan matures in 2009 and bears interest at the applicable federal rate (2.84% per annum).

The 2006 Senior Credit Facilities, Senior Subordinated Notes and Senior Discount Notes contain certain financial and nonfinancial covenants including restrictions on LBI Media’s and LBI Media Holdings’ ability to pay dividends. At March 31, 2006, LBI Media and LBI Media Holdings were in compliance with all such covenants.

LBI HOLDINGS I, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005

(Information Pertaining to the Three Months Ended March 31, 2005 and 2006 is Unaudited)

2004 Empire Note

On July 1, 2004, Empire Burbank Studios, Inc., a wholly owned subsidiary of the Company, issued an installment note for approximately $2.6 million (the “2004 Empire Note”). The 2004 Empire Note bears interest at the rate of 5.52% per annum, and is payable in monthly principal and interest payments of $21,411 through maturity in July 2019. The borrowings under the 2004 Empire Note are secured primarily by all of Empire’s real property.

As of March 31, 2006, the Company’s long-term debt had scheduled repayments for each of the next five years as follows:

2006	$94,184
2007	131,786
2008	139,247
2009	147,131
2010	117,255,198
Thereafter	240,239,076

$358,006,622

The above table does not include interest payments and does not include any deferred compensation amounts the Company may ultimately pay.

5.     Commitments and Contingencies

Leases

The Company leases the land, tower and/or studio space for certain stations under noncancelable operating leases that expire at various times through 2024, with some having renewal options, generally for one to five years. Rental expenses under these agreements totaled approximately $1,288,000, $1,536,000 and $1,586,000 during the years ended December 31, 2003, 2004 and 2005, respectively and approximately $397,000 and $397,000 for the three months ended March 31, 2005 and 2006.

Future minimum lease payments by year and in the aggregate, under noncancelable operating leases, consist of the following at December 31, 2005:

2006	$1,405,000
2007	1,333,000
2008	1,347,000
2009	1,318,000
2010	1,160,000
Thereafter	8,508,000

$15,071,000

Deferred Compensation

The Company and one of its indirect, wholly owned subsidiaries have entered into employment agreements with certain employees. In addition to annual compensation and other benefits, these agreements provide the employees with the ability to participate in the increase of the “net value” (as defined) of the Company over certain base amounts (Incentive Compensation). There are two components of Incentive Compensation: (i) a component that vests in varying amounts over time; and (ii) a component that vests upon the attainment of

LBI HOLDINGS I, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005

(Information Pertaining to the Three Months Ended March 31, 2005 and 2006 is Unaudited)

certain performance measures. The time vesting component is accounted for over the vesting periods specified in the employment agreements. Performance based amounts are accounted for at the time it is considered probable that the performance measures will be attained.

The employment agreements contain provisions which allow for limited accelerated vesting in the event of a change in control of the Company (as defined). Unless there is a change in control of the Company (as defined), the “net value” (as defined) of the Company is to be determined on December 31, 2005, December 31, 2006 or December 31, 2009 (depending upon the particular employment agreement). Any Incentive Compensation amounts due are required to be paid within thirty days after the date the “net value” of the Company is determined. If the Company is publicly traded, the Company may elect to pay all or a portion of the deferred compensation awards in the form of common stock of the Company.

At December 31, 2004 and 2005 and March 31, 2006, the “net value” of the Company exceeded the base amounts set forth in certain of the respective employment agreements, and the employees had vested in approximately $11,430,000, $9,008,000 and $9,283,000, respectively, of Incentive Compensation. As a part of the calculation of this incentive compensation, the Company used the income and market valuation approaches to determine its “net value.” The income approach analyzes future cash flows and discounts them to arrive at a current estimated fair value. The market approach uses recent sales and offering prices of similar properties to determine estimated fair value. The base amounts were negotiated with each employee at the time the employment agreement was entered into. The vested amounts are shown as deferred compensation in the accompanying consolidated balance sheets. The related expense (benefit) is shown as noncash employee compensation in the accompanying consolidated statements of operations.

At March 31, 2006, the Company had not funded any portion of the deferred compensation liability. The Company is scheduled to make a payment for deferred compensation under the employment agreements in the first half of 2006.

Litigation

Nine former employees of the Company’s wholly owned subsidiary, Liberman Broadcasting, Inc., a California corporation (LBI), filed suit in Los Angeles Superior Court, alleging claims on their own behalf and also on behalf of a purported class of former and current LBI employees. The complaint alleges, among other things, wage and hour violations relating to overtime pay, and wrongful termination and unfair competition under California Business and Professions Code. Plaintiffs seek, among other relief, unspecified general, treble and punitive damages, as well as profit disgorgement, restitution and their attorneys’ fees. LBI has filed its answer to the complaint, generally denying plaintiffs’ claims and allegations. The matter is in its early stages. Plaintiffs have begun their discovery. It is too early to assess whether LBI will ultimately be liable for any damages. The Company intends to vigorously defend the lawsuit.

The Company is subject to other pending litigation arising in the normal course of its business. While it is not possible to predict the results of such litigation, management does not believe the ultimate outcome of these matters will have a materially adverse effect on the Company’s financial position or results of operations.

6.     Related Party Transactions

On April 27, 2005, the Company’s national sales representative, Spanish Media Rep Team, Inc. (SMRT) merged with and into Liberman Broadcasting, Inc., a California corporation and an indirect, wholly owned

LBI HOLDINGS I, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005

(Information Pertaining to the Three Months Ended March 31, 2005 and 2006 is Unaudited)

subsidiary of the Company (LBI). LBI paid $3,286,000 in cash and issued notes payable totaling $1,800,000 to Jose and Lenard Liberman, the stockholders of SMRT, in exchange for the common stock of SMRT (representing a total purchase price of $5,086,000). The notes payable bear interest at the rate of 3.35% and were due and repaid on April 28, 2006. As the merger constitutes a transaction between entities under common control, it is required to be accounted for at historical cost. The prior periods were not restated to give effect to the consolidation of SMRT since the impact was not significant. SMRT had a net book deficit of approximately $706,000 at the date of the merger. Such amount, plus the $5,086,000 purchase price, has been recorded as a distribution to the stockholders of the Company in the accompanying financial statements.

The Company was charged approximately $2,201,000, $1,974,000 and $495,000 from SMRT during the years ended December 31, 2003, 2004 and 2005, respectively and $335,000 for the three months ended March 31, 2005. Such amounts, which the Company believes represented market rates, are included in selling expenses in the accompanying consolidated statements of operations.

The Company had approximately $3,270,000, $2,679,000 and $2,707,000 due from its stockholders and from affiliated companies at December 31, 2004 and 2005 and March 31, 2006, respectively. The Company loaned approximately $1,917,000 to a stockholder in July 2002. These loans bear interest at the applicable federal rate and mature through July 2009. Additionally, at the direction of its stockholders the Company has made advances to certain religious and charitable organizations and individuals totaling approximately $102,000, $310,000 and $385,000 at December 31, 2004 and 2005 and March 31, 2006, respectively. These loans and advances, plus accrued interest, are included in amounts due from related parties and notes receivable from related parties in the accompanying consolidated balance sheets.

One of the Company’s stockholders is the sole shareholder of L.D.L. Enterprises, Inc. (LDL), a mail order business. From time to time, the Company allows LDL to use, free of charge, unsold advertising time on its television stations.

7.     Defined Contribution Plan

In 1999, the Company established a 401(k) defined contribution plan (the Plan), which covers all eligible employees (as defined in the Plan). Participants are allowed to make nonforfeitable contributions up to 60% of their annual salary, including commissions, up to the maximum IRS allowable amount. The Company is allowed to contribute a discretionary amount to the Plan. For the years ended December 31, 2004 and 2005 and the three months ended March 31, 2005, the Company made no discretionary contributions to the Plan.

8.     Segment Data

SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information,” requires companies to provide certain information about their operating segments. The Company has two reportable segments—radio operations and television operations.

Management uses operating income before depreciation and amortization, impairment of broadcast licenses and noncash employee compensation or benefit as its measure of profitability for purposes of assessing performance and allocating resources.

LBI HOLDINGS I, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005

(Information Pertaining to the Three Months Ended March 31, 2005 and 2006 is Unaudited)

	Year Ending December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
Net revenues:
Radio operations	$45,630,561	$44,779,821	$49,882,377	$9,631,748	$9,817,159
Television operations	38,406,262	46,655,586	47,619,614	10,905,129	12,424,932

Consolidated net revenues	$84,036,823	$91,435,407	$97,501,991	$20,536,877	$22,242,091

Operating expenses, excluding depreciation and amortization, impairment of broadcast licenses, noncash employee compensation and offering costs:
Radio operations	$21,722,375	$21,594,882	$22,037,356	$4,958,400	$5,110,753
Television operations	19,624,008	25,486,605	29,378,736	6,864,921	7,854,570

Consolidated operating expenses, excluding depreciation and amortization, impairment of broadcast licenses, noncash employee compensation and offering costs:	$41,346,383	$47,081,487	$51,416,092	$11,833,321	$12,965,333

Operating income before depreciation and amortization, impairment of broadcast licenses, noncash employee compensation and offering costs:
Radio operations	$23,908,186	$23,184,939	$27,845,021	$4,673,348	$4,706,406
Television operations	18,782,254	21,168,981	18,240,878	4,040,208	4,570,362

Consolidated operating income before depreciation and amortization, impairment of broadcast licenses, noncash employee compensation and offering costs.	$42,690,440	$44,353,920	$46,085,899	$8,713,556	$9,276,768

Depreciation and amortization expense:
Radio operations	$1,411,432	$2,123,144	$3,387,407	$580,150	$598,282
Television operations	2,099,391	3,002,279	3,776,323	907,313	1,033,328

Consolidated depreciation and amortization expense	$3,510,823	$5,125,423	$7,163,730	$1,487,463	$1,631,610

Impairment of broadcast licenses:
Radio operations	$—	$—	$1,847,217	$—	$—
Television operations	—	—	8,435,326	—	—

Consolidated impairment of broadcast licenses	$—	$—	$10,282,543	$—	$—

Noncash employee compensation:
Radio operations	$2,226,000	$2,924,000	$(2,422,000)	$(294,000)	$275,000
Television	—	—	—	—	—

Consolidated noncash employee compensation	$2,226,000	$2,924,000	$(2,422,000)	$(294,000)	$275,000

Offering costs:
Radio operations	$—	$710,557	$145,345	$—	$—
Television operations	—	739,560	141,356	—	—

Consolidated offering costs	$—	$1,450,117	$286,701	$—	$—

Operating income:
Radio operations	$20,270,754	$17,427,238	$24,887,052	$4,387,198	$3,833,124
Television operations	16,682,863	17,427,142	5,887,873	3,132,895	3,537,034

Consolidated operating income	$36,953,617	$34,854,380	$30,774,925	$7,520,093	$7,370,158

Total assets:
Radio operations	$173,949,221	$191,395,605	$190,898,057	$190,189,784	$189,613,222
Television operations	131,074,486	170,628,404	165,848,472	171,729,779	166,614,970
Corporate	28,802,950	28,898,285	22,277,579	24,780,066	20,895,763

Total consolidated assets	$333,826,657	$390,922,294	$379,024,108	$386,699,629	$377,123,955

Reconciliation of operating income before depreciation and amortization, impairment of broadcast licenses, noncash employee compensation and offering costs to income (loss) before income taxes:
Operating income before depreciation and amortization, impairment of broadcast licenses, noncash employee compensation and offering costs	$42,690,440	$44,353,920	$46,085,899	$8,713,556	$9,276,768
Depreciation and amortization	(3,510,823)	(5,125,423)	(7,163,730)	(1,487,463)	(1,631,610)
Impairment of broadcast licenses	—	—	(10,282,543)	—	—
Noncash employee compensation	(2,226,000)	(2,924,000)	2,422,000	294,000	(275,000)
Offering costs	—	(1,450,117)	(286,701)	—	—
Interest expense	(30,540,048)	(35,867,268)	(28,166,128)	(7,260,567)	(9,457,767)
Interest and other income	97,714	141,008	147,808	29,554	30,131
Gain on sale of investments	—	—	12,629	—	—
(Loss) gain on sale of property and equipment	(4,000)	2,354	(2,688)	—	—

Income (loss) before income taxes	$6,507,283	$(869,526)	$2,766,546	$289,080	$(2,057,478)

LBI HOLDINGS I, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005

(Information Pertaining to the Three Months Ended March 31, 2005 and 2006 is Unaudited)

9.    Earnings Per Share

Basic earnings per share is based upon the weighted-average number of common shares outstanding. Diluted earnings per share is based upon the weighted-average number of common shares and dilutive potential common shares outstanding. Potential common shares, consisting of outstanding warrants are considered in the calculation under the treasury stock method.

The following table sets forth the computation of basic and diluted (loss) earnings per share.

	Year Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
Numerator for basic and diluted (loss) earnings per share:
Net (loss) income	$6,526,077	$(1,851,864)	$2,643,661	$249,724	$(2,108,118)

Denominator:
Denominator for basic (loss) earnings per share:
Weighted average shares	200	200	200	200	200
Effect of dilutive securities:
Warrants	14	—	14	14	—

Denominator for diluted (loss) earnings per share:
Adjusted weighted average shares	214	200	214	214	200

Basic (loss) earnings per share:
Net (loss) income	$32,630	$(9,259)	$13,218	$1,249	$(10,541)

Diluted (loss) earnings per share:
Net (loss) income	$30,496	$(9,259)	$12,354	$1,167	$(10,541)

For the years ended December 31, 2004 and 2005 and the three months ended March 31, 2005 and 2006, outstanding warrants to purchase 14.02 shares were excluded from the calculation of diluted loss per share as their effect would have been antidilutive.

LBI HOLDINGS I, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005

(Information Pertaining to the Three Months Ended March 31, 2005 and 2006 is Unaudited)

10.    LBI Media Holdings, Inc. (Parent Company Only)

The terms of LBI Media’s senior credit facility and the indenture governing LBI Media’s senior subordinated notes restrict LBI Media’s ability to transfer assets to LBI Media Holdings in the form of loans, advances, or dividends. The following parent-only condensed financial information presents balance sheets and related statements of operations and cash flows for LBI Media Holdings by accounting for the investments in the owned subsidiaries on the equity method of accounting. The accompanying condensed financial information should be read in conjunction with the consolidated financial statements and notes thereto.

	As of December 31,		As of March 31, 2006
	2004	2005
Condensed Balance Sheet Information:
Assets
Prepaid and other assets	$—	$—	$2,042
Deferred financing costs	1,733,526	1,536,348	1,487,054
Investment in subsidiaries	82,149,892	83,207,762	84,372,477
Other assets	10,806	13,765	9,439

Total assets	$83,894,224	$84,757,875	$85,871,012

Liabilities and stockholder’s equity
Long term debt	$45,607,533	$50,762,324	$52,127,014
Stockholder’s equity:
Common stock	1	1	1
Additional paid-in capital	22,657,667	16,865,264	16,865,264
Retained earnings	15,629,447	17,130,286	16,878,733
Accumulated other comprehensive income (loss)	(424)	—	—

Total stockholder’s equity	38,286,691	33,995,551	33,743,998

Total liabilities and stockholder’s equity	$83,894,224	$84,757,875	$85,871,012

	Year Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
Condensed Statement of Operations Information:

Income:
Equity in earnings of subsidiaries	$16,728,789	$12,953,039	$6,853,349	$1,779,581	$1,166,072
Expenses:
Interest expense	(1,012,382)	(4,826,621)	(5,355,469)	(1,276,278)	(1,414,859)

Income (loss) before income taxes	15,716,407	8,126,418	1,497,880	503,303	(248,787)
Benefit from (provision for) income taxes	15,186	(7,299)	2,959	(7,956)	(1,409)

Net income (loss)	$15,731,593	$8,119,119	$1,500,839	$495,347	$(250,196)

LBI HOLDINGS I, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005

(Information Pertaining to the Three Months Ended March 31, 2005 and 2006 is Unaudited)

	Year Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
Condensed Statement of Cash Flows Information:
Cash flows provided by (used in) operating activities:
Net income	$15,731,593	$8,119,119	$1,500,839	$495,347	$(250,196)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity in losses (earnings) of subsidiaries	(16,728,789)	(12,953,039)	(6,853,349)	(1,779,581)	(1,166,072)
Amortization of deferred financing costs	33,765	192,396	197,178	49,294	49,294
Accretion on discount notes	977,784	4,629,477	5,154,791	1,226,109	1,364,690
Change in prepaid expenses and other current assets	—	—	—	(2,042)	—
Change in other assets	(19,353)	8,547	(2,959)	10,806	875
Change in accounts payable and accrued expenses	—	—	—	67	1,409
Distributions from subsidiaries	767,997	183	3,500	—	1,357

Net cash provided by (used in) operating activities	762,997	(3,317)	—	—	1,357

Cash flows used in investing activities:
Investment in subsidiaries	(38,800,264)	—	—	—	—

Net cash used in investing activities	(38,800,264)	—	—	—	—

Cash flows provided by (used in) financing activities:
Proceeds from issuance of senior discount notes	40,000,272	—	—	—	—
Payments of deferred financing costs and loan fees	(1,923,473)	(36,214)	—	—	—
(Distributions to)/Contributions from Parent	(39,532)	39,531	—	—	(1,357)

Net cash provided by (used in) financing activities	38,037,267	3,317	—	—	(1,357)

Net change in cash and cash equivalents	—	—	—	—	—
Cash and cash equivalents, beginning of year	—	—	—	—	—

Cash and cash equivalents, end of year	$—	$—	$—	$—	$—

LBI HOLDINGS I, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005

(Information Pertaining to the Three Months Ended March 31, 2005 and 2006 is Unaudited)

11.    LBI Holdings I, Inc. (Parent Company Only)

The terms of LBI Media’s senior credit facility and the indenture governing LBI Media’s senior subordinated notes restrict LBI Media’s ability to transfer assets to LBI Media Holdings in the form of loans, advances, or dividends. The indenture governing LBI Media Holdings’ senior discount notes restricts LBI Media Holdings’ ability to transfer assets to LBI Holdings in the form of loans, advances or dividends. The following parent-only condensed financial information presents balance sheets and related statements of operations and cash flows for LBI Holdings by accounting for the investments in the owned subsidiaries on the equity method of accounting. The accompanying condensed financial information should be read in conjunction with the consolidated financial statements and notes thereto.

	As of December 31,		March 31, 2006
	2004	2005
Condensed Balance Sheet Information:

Assets
Deferred financing costs	$829,382	$738,075	$716,605
Investment in subsidiaries	38,286,691	33,995,551	33,743,998
Other assets	1,346	1,685	1,685

Total assets	$39,117,419	$34,735,311	$34,462,288

Liabilities and stockholders’ deficiency
Accounts payable	$39,274	$—	$—
Long term debt	27,817,663	32,296,790	36,358,714
Accrued interest	12,997,169	15,523,526	13,196,697
Redeemable stock purchase warrants	32,600,000	24,400,000	24,500,000
Stockholders’ deficiency:
Common stock	2	2	2
Additional paid-in capital	49,998	49,998	49,998
Deficit	(34,386,263)	(37,535,005)	(39,643,123)
Accumulated other comprehensive income (loss)	(424)	—	—

Total stockholders’ deficiency	(34,336,687)	(37,485,005)	(39,593,123)

Total liabilities and stockholders’ deficiency	$39,117,419	$34,735,311	$34,462,288

	Year Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
Condensed Statement of Operations Information:

Income:
Equity in earnings (loss) of subsidiaries	$15,731,593	$8,119,119	$1,500,839	$495,347	$(250,196)
Expenses:
Interest (expense) income	(9,268,759)	(9,869,809)	1,103,206	(245,623)	(1,857,922)

Income before income taxes	6,462,834	(1,750,690)	2,604,045	249,724	(2,108,118)
Benefit from (provision for) income taxes	63,243	(101,174)	39,616	—	—

Net income (loss)	$6,526,077	$(1,851,864)	$2,643,661	$249,724	$(2,108,118)

LBI HOLDINGS I, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005

(Information Pertaining to the Three Months Ended March 31, 2005 and 2006 is Unaudited)

	Year Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
Condensed Statement of Cash Flows Information:

Cash flows provided by operating activities:
Net income (loss)	$6,526,077	$(1,851,864)	$2,643,661	$249,724	$(2,108,118)
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in earnings of subsidiaries	(15,731,593)	(8,119,119)	(1,500,839)	(495,347)	250,196
Amortization of deferred financing costs	95,268	93,660	91,307	22,827	22,827
Accretion on subordinated notes	926,028	935,913	981,758	237,493	249,792
Change in fair value of Redeemable Stock Purchase warrants	2,300,000	2,800,000	(8,200,000)	(1,500,000)	100,000
Change in other assets	(63,246)	61,900	(339)	—	—
Change in accounts payable	—	39,274	(39,274)	—	—
Change in accrued interest	5,947,466	6,040,236	6,023,726	1,485,303	1,485,303
Distributions from subsidiaries	39,532	—	4,075,970	—	1,357

Net cash provided by operating activities	39,532	—	4,075,970	—	1,357

Cash flows used in investing activities:
Investment in subsidiaries	—	—	—	—	—

Net cash used in investing activities	—	—	—	—	—

Cash flows used in financing activities:
Payments of deferred financing costs	(39,532)	—	—	—	(1,357)
Distributions to stockholders	—	—	(4,075,970)	—	—

Net cash used in financing activities	(39,532)	—	(4,075,970)	—	(1,357)

Net change in cash and cash equivalents	—	—	—	—	—
Cash and cash equivalents, beginning of year	—	—	—	—	—

Cash and cash equivalents, end of year	$—	$—	$—	$—	$—

Supplemental non-cash financing activities:

Interest capitalized to the principal of certain long-term debt	$2,943,000	$3,216,659	$3,497,369	$3,497,369	$3,812,133

Supplemental non-cash investing activities:

The following sets forth the changes in assets and liabilities resulting from the SMRT acquisition in 2005:
Employee advances	$70,250
Property and equipment, net	3,317
Other assets	10,000
Amounts due to related parties	(1,800,000)
Distributions to stockholders	5,792,403

	$4,075,970

LBI HOLDINGS I, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005

(Information Pertaining to the Three Months Ended March 31, 2005 and 2006 is Unaudited)

12.    Valuation and Qualifying Accounts and Reserves

The following is a summary of the valuation and qualifying accounts and reserves for the years ended December 31, 2003, 2004 and 2005.

	Balance at beginning of period	Charged to costs and expenses	Deductions	Balance at end of period
Year Ended 2003:
Allowance for doubtful accounts	$627,738	$1,066,154	$(728,760)	$965,132
Year Ended 2004:
Allowance for doubtful accounts	965,132	955,309	(607,676)	1,312,765
Year Ended 2005:
Allowance for doubtful accounts	1,312,765	958,930	(878,840)	1,392,855

13.    Pro Forma Income Taxes (Unaudited)

Upon completion of the proposed initial public offering (as more fully described in Note 1), the Company will not qualify as an S corporation, and none of its subsidiaries will qualify as subchapter S subsidiaries. Thus, the Company will be taxed at regular corporate rates. For informational purposes, the consolidated statements of operations include a pro forma adjustment for income taxes that would have been recorded if the Company was a C corporation, calculated in accordance with SFAS No. 109, Accounting for Income Taxes.

Significant components of the pro forma provision for income taxes on income (loss) before cumulative effect of accounting change are as follows:

	December 31, 2003	December 31, 2004	December 31, 2005	March 31, 2005	March 31, 2006
Current:
Federal	$53,933	$—	$—	$—	$—
State and local	241,019	362,800	44,128	18,084	19,775

Total current	$294,952	$362,800	$44,128	$18,084	$19,775

Deferred:
Federal	$4,416,335	$5,581,319	$2,297,461	$1,448,381	$1,448,381
State and local	893,658	1,129,396	464,898	293,084	293,084

Total deferred	5,309,993	6,710,715	2,762,359	1,741,465	1,741,465

Total income tax provision (benefit)	$5,604,945	$7,073,515	$2,806,487	$1,759,549	$1,761,240

Assuming the proposed initial public offering closed on March 31, 2006, the Company would have recorded a one-time noncash charge of approximately $41.2 million to adjust its deferred tax accounts resulting from the change in the Company’s tax status.

LBI HOLDINGS I, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005

(Information Pertaining to the Three Months Ended March 31, 2005 and 2006 is Unaudited)

14.	Events (Unaudited) Subsequent to the Date of the Independent Registered Public Accounting Firm’s Report

As described in Note 1, on February 12, 2004, Liberman Broadcasting, a Delaware corporation, filed a registration statement on Form S-1 with the Securities and Exchange Commission for the proposed initial public offering of its Class A common stock (the “Offering”). Immediately before the Offering, Liberman Broadcasting will merge with LBI Holdings, a California corporation. Liberman Broadcasting will survive the merger and effectively reincorporate LBI Holdings into a Delaware corporation. It is anticipated that a portion of the net proceeds to Liberman Broadcasting from the Offering will be used to repay:

•	all of the outstanding principal amount under the 2006 Revolver, plus accrued and unpaid interest,

•	approximately $20.9 million of the $52.1 million accreted value at March 31, 2006 of the Senior Discount Notes at a redemption price of 111.0% of the accreted value thereof, plus accrued and unpaid interest to the redemption date, and

•	all of the outstanding Parent Subordinated Notes at a redemption price of 100.0%, plus accrued and unpaid interest to the redemption date.

Assuming the above redemption occurred on March 31, 2006, the Company would have incurred approximately $1.3 million in noncash expenses, in connection with the write-off of previously deferred financing costs, a $2.3 million charge resulting from the early redemption of the Senior Discount Notes and a $3.3 million gain resulting from the early retirement of the Subordinated Notes.

In addition, Liberman Broadcasting expects that the warrants will be exercised for shares of its Class A common stock at the closing of the Offering. Liberman Broadcasting also intends to enter into an agreement with the holders of the warrants to terminate certain of their rights under the warrant agreement, including the put and call rights.

As discussed in more detail in Note 4, on May 28, 2006 LBI Media refinanced the 2004 Revolver.

In July 2006, the Company entered into an interest rate swap agreement relating to approximately $80 million of its floating rate borrowings. The agreement has a five year term and commences in November 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Liberman Broadcasting, Inc.

We have audited the accompanying balance sheets of Liberman Broadcasting, Inc. as of December 31, 2004 and 2005. These balance sheets are the responsibility of the Company’s management. Our responsibility is to express an opinion on these balance sheets based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheets are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheets, assessing the accounting principles used and significant estimates made by management and evaluating the overall balance sheet presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the balance sheets referred to above present fairly, in all material respects, the financial position of Liberman Broadcasting, Inc. at December 31, 2004 and 2005, in conformity with U.S. generally accepted accounting principles.

/s/    ERNST & YOUNG LLP

Los Angeles, California

April 19, 2006

LIBERMAN BROADCASTING, INC.

BALANCE SHEET

	December 31,		March 31, 2006
	2004	2005
			(unaudited)
Assets—Cash	$200	$200	$200

Stockholders’ Equity:
Common Stock, $.01 par value, authorized 1,000 shares, issued and outstanding 200 shares	$2	$2	$2
Additional Paid in Capital	198	198	198

	$200	$200	$200

1. Organization and Purpose— Liberman Broadcasting, Inc. (the Company) was incorporated in Delaware on February 3, 2004 for the purpose of reincorporating LBI Holdings I, Inc., a California corporation (LBI), into a Delaware corporation. Prior to the consummation of the initial public offering of the Company’s Class A common stock and subject to FCC approval, the Company will merge with LBI, all of the outstanding common stock of the Company will be converted into the right to receive $200 and all of the outstanding common stock of LBI will be converted into the right to receive shares of Class B common stock of the Company.

2. Stockholders’ Equity—The Company is authorized to issue 1,000 shares of $0.01 par value common stock. Officers of LBI have acquired 200 shares in exchange for $200.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of Class A common stock being registered. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. (“NASD”) filing fee and The NASDAQ National Market listing fee.

Amount To Be Paid
SEC registration fee		$16,050
Blue Sky fees		10,000
NASD filing fee		15,500
NASDAQ listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be completed by amendment

Item 14. Indemnification of Directors and Officers.

Registrant is a Delaware corporation. Section 145(a) of the Delaware General Corporation Law (the “DGCL”) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorney fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Further subsections of DGCL Section 145 provide that:

(1)	to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses, including attorneys’ fees, actually and reasonably incurred by such person in connection therewith;

(2)	the indemnification and advancement of expenses provided for pursuant to Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise; and

(3)	the corporation shall have the power to purchase and maintain insurance of behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

As used in this Item 14, the term “proceeding” means any threatened, pending, or completed action, suit, or proceeding, other than by or in the right of Registrant, and whether civil, criminal, administrative, investigative or otherwise.

Section 145 of the DGCL makes provision for the indemnification of officers and directors in terms sufficiently broad to indemnify officers and directors of Registrant under certain circumstances from liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Registrant’s Restated Certificate of Incorporation provides, in effect, that, to the fullest extent and under the circumstances permitted by Section 145 of the DGCL, Registrant will indemnify any and all of its officers and directors. Before the completion of this offering, Registrant intends to enter into indemnification agreements with its officers and directors. Registrant may, in its discretion, similarly indemnify its employees and agents. Registrant’s Restated Certificate of Incorporation also relieves its directors from monetary damages to Registrant or its stockholders for breach of such director’s fiduciary duty as a director to the fullest extent permitted by the DGCL. Under Section 102(b)(7) of the DGCL, a corporation may relieve its directors from personal liability to such corporation or its stockholders for monetary damages for any breach of their fiduciary duty as directors except (i) for a breach of the duty of loyalty, (ii) for failure to act in good faith, (iii) for intentional misconduct or knowing violation of law, (iv) for willful or negligent violations of certain provisions in the DGCL imposing certain requirements with respect to stock repurchases, redemptions and dividends, or (v) for any transactions from which the director derived an improper personal benefit.

Before the completion of this offering, Registrant intends to obtain an insurance policy which, within the limits and subject to the terms and conditions thereof, covers certain expenses and liabilities that may be incurred by directors and officers in connection with proceedings that may be brought against them as a result of an act or omission committed or suffered while acting as a director or officer of Registrant.

Item 15. Recent Sales of Unregistered Securities.

Since January 1, 2003, the Registrant has issued securities in one transaction that was not registered under the Securities Act of 1933 as amended (the “Securities Act”). On February 10, 2004, the Registrant issued 200 shares of its common stock, par value $0.01 per share, to two accredited investors in exchange for $200 in cash. The transaction was exempt from registration pursuant to Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, as a transaction not involving a public offering. No general solicitation was made by the Registrant, or any person acting on each of its behalf; the securities sold are subject to transfer restrictions; and

the certificates for the notes, warrants and shares of common stock contained appropriate legends stating such securities have not been registered under the Securities Act and may not be offered or sold absent, registration or pursuant to an exemption therefrom. No underwriters were involved in connection with such transaction.

Item 16. Exhibits and Financial Statement Schedules.

Exhibit Number	Exhibit Description

1.1	Form of Underwriting Agreement.*

3.1	Certificate of Incorporation of Registrant (7)

3.2	Bylaws of Registrant (7)

3.3	Form of Restated Certificate of Incorporation of Registrant to be effective upon consummation of this offering (7)

3.4	Form of Amended and Restated Bylaws of Registrant to be effective upon consummation of this offering (4)

4.1	Form of Class A Common Stock Certificate (7)

5.1	Opinion of O’Melveny & Myers LLP regarding the validity of the securities offered in this offering.*

10.1

Amended and Restated Credit Agreement, dated May 8, 2006, by and among LBI Media, Inc., the guarantors party thereto, Credit Suisse, Cayman Islands Branch, as administrative agent, and the lenders party thereto (5)

10.2

Amended and Restated Term Loan Agreement, dated May 8, 2006, by and among LBI Media, Inc., the guarantors party thereto, Credit Suisse, Cayman Islands Branch, as administrative agent, and the lenders party thereto (5)

10.3	Indenture dated as of July 9, 2002, among LBI Media, Inc., the Subsidiary Guarantors listed therein and U.S. Bank, N.A., as Trustee (1)

10.4	Indenture governing LBI Media Holdings’ 11% Senior Discount Notes due 2013, dated October 10, 2003, by and among LBI Media Holdings, Inc. and U.S. Bank National Association, as Trustee (2)

10.5	Securities Purchase Agreement dated March 20, 2001, by and between LBI Holdings I, Inc. and the purchasers named therein, as amended (1)

10.6

First Amendment to Securities Purchase Agreement, Warrant Agreement, and Subordination and Intercreditor Agreements dated as of July 9, 2002, by and among LBI Holdings I, Inc., the purchasers listed on the signature page thereof, Fleet National Bank, and Oaktree Capital Management, LLC (1)

10.7

Second Amendment to Securities Purchase Agreement, Warrant Agreement, and Subordination and Intercreditor Agreements dated as of October 10, 2003, by and among LBI Holdings I, Inc., the purchasers listed on the signature page thereof, and Fleet National Bank (2)

10.8	Warrant Agreement dated March 20, 2001, by and between LBI Holdings I, Inc. and the purchasers named therein, as amended (1)

10.9

Subordination and Intercreditor Agreement dated March 20, 2001, by and between LBI Holdings I, Inc., the subordinated creditors listed therein and Fleet National Bank, as administrative agent, as amended (1)

10.10	Time Brokerage Agreement of KVNR, dated August 4, 2002, by and among Liberman Broadcasting, Inc., LBI Radio License Corp and Little Saigon Radio (1)

Exhibit Number	Exhibit Description

10.11	Promissory Note dated December 20, 2001 issued by Lenard D. Liberman in favor of LBI Media, Inc. (1)

10.12	Promissory Note dated December 20, 2001 by Jose Liberman in favor of LBI Media, Inc. (1)

10.13	Promissory Note dated June 14, 2002 issued by Lenard D. Liberman in favor of LBI Media, Inc. (1)

10.14	Promissory Note dated July 9, 2002 issued by Lenard Liberman in favor of LBI Media, Inc. (1)

10.15	Promissory Note dated July 29, 2002 issued by Jose Liberman in favor of LBI Media, Inc. (1)

10.16	Merger Agreement, dated April 27, 2005, among Liberman Broadcasting, Inc., Spanish Media Rep Team, Inc. and the shareholders of Spanish Media Rep Team, Inc. (6)

10.17	Form of 2006 Performance Incentive Plan (7)

10.18	Employment Agreement, dated April 18, 2006, by and between LBI Media, Inc. and William S. Keenan (5)

21.1	Subsidiaries of Registrant (7)

23.1	Consent of O’Melveny & Myers LLP*

23.2	Consent of Ernst & Young LLP relating to LBI Holdings I, Inc.

23.3	Consent of Ernst & Young LLP relating to Liberman Broadcasting, Inc.

24.1	Power of Attorney (7)

99.1	Consent of William G. Adams

*	To be filed by amendment.
(1)	Incorporated by reference to Registration Statement on Form S-4 filed by LBI Media, Inc. on October 4, 2002, as amended, Registration No. 333-100330.
(2)	Incorporated by reference to Registration Statement on Form S-4 filed by LBI Media Holdings, Inc. on October 30, 2003, as amended, Registration No. 333-110122.
(3)	Incorporated by reference to LBI Media Holdings’ Form 8-K filed with the Securities and Exchange Commission on June 18, 2004 (File No. 333-110122).
(4)	Incorporated by reference to LBI Media Holdings’ Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2005.
(5)	Incorporated by reference to LBI Media Holdings’ Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2006.
(6)	Incorporated by reference to LBI Media Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2005.
(7)	Previously filed.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

(2)	For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Burbank, State of California, on July 26, 2006.

LIBERMAN BROADCASTING, INC.

By:	/s/ WILLIAM S. KEENAN
Name:	William S. Keenan
Title:	Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Lenard D. Liberman and William S. Keenan, and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and any registration statement relating to the offering covered by this Registration Statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully so or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ JOSE LIBERMAN JOSE LIBERMAN	President and Director (chief executive officer)	July 26, 2006

/s/ LENARD D. LIBERMAN Lenard D. Liberman	Executive Vice President, Secretary and Director	July 26, 2006

/s/ WILLIAM S. KEENAN William S. Keenan	Chief Financial Officer (chief financial officer and accounting officer)	July 26, 2006

EXHIBIT INDEX

Exhibit Number	Exhibit Description

1.1	Form of Underwriting Agreement*

3.1	Certificate of Incorporation of Registrant (7)

3.2	Bylaws of Registrant (7)

3.3	Form of Amended and Restated Certificate of Incorporation of Registrant to be effective upon consummation of this offering (7)

3.4	Form of Amended and Restated Bylaws of Registrant to be effective upon consummation of this offering (7)

4.1	Form of Class A Common Stock Certificate (7)

5.1	Opinion of O’Melveny & Myers LLP regarding the validity of the securities offered in this offering*

10.1

Amended and Restated Credit Agreement, dated May 8, 2006, by and among LBI Media, Inc., the guarantors party thereto, Credit Suisse, Cayman Islands Branch, as administrative agent, and the lenders party thereto (5)

10.2

Amended and Restated Term Loan Agreement, dated May 8, 2006, by and among LBI Media, Inc., the guarantors party thereto, Credit Suisse, Cayman Islands Branch, as administrative agent, and the lenders party thereto (5)

10.3	Indenture dated as of July 9, 2002, among LBI Media, Inc., the Subsidiary Guarantors listed therein and U.S. Bank, N.A., as Trustee (1)

10.4	Indenture governing LBI Media Holdings’ 11% Senior Discount Notes due 2013, dated October 10, 2003, by and among LBI Media Holdings, Inc. and U.S. Bank National Association, as Trustee (2)

10.5	Securities Purchase Agreement dated March 20, 2001, by and between LBI Holdings I, Inc. and the purchasers named therein, as amended (1)

10.6

First Amendment to Securities Purchase Agreement, Warrant Agreement, and Subordination and Intercreditor Agreements dated as of July 9, 2002, by and among LBI Holdings I, Inc., the purchasers listed on the signature page thereof, Fleet National Bank, and Oaktree Capital Management, LLC (1)

10.7

Second Amendment to Securities Purchase Agreement, Warrant Agreement, and Subordination and Intercreditor Agreements dated as of October 10, 2003, by and among LBI Holdings I, Inc., the purchasers listed on the signature page thereof, and Fleet National Bank (2)

10.8	Warrant Agreement dated March 20, 2001, by and between LBI Holdings I, Inc. and the purchasers named therein, as amended (1)

10.9

Subordination and Intercreditor Agreement dated March 20, 2001, by and between LBI Holdings I, Inc., the subordinated creditors listed therein and Fleet National Bank, as administrative agent, as amended (1)

10.10	Time Brokerage Agreement of KVNR, dated August 4, 2002, by and among Liberman Broadcasting, Inc., LBI Radio License Corp and Little Saigon Radio (1)

10.11	Promissory Note dated December 20, 2001 issued by Lenard D. Liberman in favor of LBI Media, Inc. (1)

10.12	Promissory Note dated December 20, 2001 by Jose Liberman in favor of LBI Media, Inc. (1)

10.13	Promissory Note dated June 14, 2002 issued by Lenard D. Liberman in favor of LBI Media, Inc. (1)

Exhibit Number	Exhibit Description

10.14	Promissory Note dated July 9, 2002 issued by Lenard Liberman in favor of LBI Media, Inc. (1)

10.15	Promissory Note dated July 29, 2002 issued by Jose Liberman in favor of LBI Media, Inc. (1)

10.16	Merger Agreement, dated April 27, 2005, among Liberman Broadcasting, Inc., Spanish Media Rep Team, Inc. and the shareholders of Spanish Media Rep Team, Inc. (6)

10.17	Form of 2006 Performance Incentive Plan (7)

10.18	Employment Agreement, dated April 18, 2006, by and between LBI Media, Inc. and William S. Keenan (5)

21.1	Subsidiaries of Registrant (7)

23.1	Consent of O’Melveny & Myers LLP*

23.2	Consent of Ernst & Young LLP relating to LBI Holdings I, Inc.

23.3	Consent of Ernst & Young LLP relating to Liberman Broadcasting, Inc.

24.1	Power of Attorney (7)

99.1	Consent of William G. Adams

*	To be filed by amendment.
(1)	Incorporated by reference to Registration Statement on Form S-4 filed by LBI Media, Inc. on October 4, 2002, as amended, Registration No. 333-100330.
(2)	Incorporated by reference to Registration Statement on Form S-4 filed by LBI Media Holdings, Inc. on October 30, 2003, as amended, Registration No. 333-110122.
(3)	Incorporated by reference to LBI Media Holdings’ Form 8-K filed with the Securities and Exchange Commission on June 18, 2004 (File No. 333-110122).
(4)	Incorporated by reference to LBI Media Holdings’ Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2005.
(5)	Incorporated by reference to LBI Media Holdings’ Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2006.
(6)	Incorporated by reference to LBI Media Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2005.
(7)	Previously filed.